Exhibit 99.1

QUARTERLY REPORT

(From January 1, 2014 to March 31, 2014)

THIS IS AN ENGLISH TRANSLATION OF THE INTERIM REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NONCONSOLIDATED BASES IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

QUARTERLY REPORT

(From January 1, 2014 to March 31, 2014)

To:	Korean Financial Services Commission and Korea Exchange

/s/
Lee, Young-Hoon
Senior Executive Vice President POSCO
6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-54-220-0114

/s/
Noh, Min-Yong
Senior Vice President
POSCO
6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-2-3457-0114

2

TABLE OF CONTENTS

I. Overview	4

II. Business	10

III. Financial Statements	32

IV. Corporate Governance and Company Affiliates	36

Attachment:	Independent Auditors’ Review Report (Non-consolidated and consolidated)

3

I. OVERVIEW

1. Scope of Business

A. POSCO (the “Company”)

Business	Note

(1) Production and sale of crude steel and stainless steel products	No engagement in this business during the third quarter in the fiscal year of 2014
(2) Port/harbor loading/unloading, warehousing and packaging
(3) Management of professional athletic organizations
(4) Power generation, renewable energy projects, liquefied natural gas logistics and exploration and other incidental businesses
(5) Real property lease business
(6) Public energy services and distribution system
(7) Marine transportation of mineral resources; domestic and overseas processing and sales of mineral resources
(8) Educational services and other incidental services
(9) Production and sale of non-ferrous metals
(10) Other businesses incidental or related, directly or indirectly, to the foregoing businesses

B. POSCO Business Group

(1)	Name of the Business Group: POSCO

(2)	Companies Belonging to the Business Group

POSCO, POSCO COATED & COLOR STEEL Co., Ltd., POSCO Plantec Co., Ltd., DAEWOO INTERNATIONAL CORPORATION, POSCO ICT COMPANY LTD., POSCO CHEMTECH COMPANY LTD., POSCO M-TECH CO., LTD., POSCO ENGINEERING COMPANY CO., LTD., MegaAsset Co., Ltd., Busan E&E Co., Ltd., SUNCHEON ECO TRANS Co., Ltd., SNNC Co., Ltd., eNtoB Corporation, UITrans LRT co. Ltd., POREKA Co., POSMATE, POSCO Humans Co., Ltd., POSCO Engineering & Construction Co., Ltd., POSCO Research Institute, POSCO A&C Co., Ltd., POSCO AST CO., LTD., POSCO LED COMPANY LTD., POSCO E&E, POSCO TMC CO., LTD., , POSCO Processing & Service Co., Ltd., POS-HiMETAL CO., Ltd., Pohang Scrap Recycling Distribution Center Co., Ltd., PNR Co., Ltd., Mapo Hibroad Parking co., Ltd., METAPOLIS Co., Ltd., POSCO TERMINAL Co., Ltd., POSCO Specialty Steel Co., Ltd., POSCO Energy CORPORATION, POSFINE CO., Ltd., PSC Energy Global Co., Ltd., PONUTech Co., Ltd., New Altec Co., Gale International(Korea), LLC., POS-HiAl CO., LTD., Tamra Offshore Wind Power Co., Ltd., Blue O&M CO., LTD., POSTECH VENTURE CAPITAL CORPORATION, POSCO ESM Co., Ltd., Pohang Special Welding Co., Ltd., , SPFC Co., Ltd., PMC Tech Co., Ltd.

4

(a)	Changes in Companies Belonging to the Business Group

•	Exclusion of a Subsidiary: ANJEONG DISTRICT DEVELOPMENT CO., LTD., (January 9, 2014)

(b)	Changes in Companies Belonging to the Business Group after March 31, 2014

•	Addition of a Subsidiary: POSCO Green Gas Technology (April 1, 2014)

(3)	Related Laws and Regulations

The Korea Fair Trade Commission has designated POSCO as a company subject to the limitations on Cross Shareholding and Debt Guarantee for Affiliates under the Monopoly Regulation and Fair Trade Act (the “MRFTA”).

Details

(a)	Prohibition on Cross Shareholdings (Article 9-1 of the MRFTA)

(b)	Prohibition on Debt Guarantees for Affiliated Corporations (Article 10-2 of the MRFTA)

(c)	Prohibition on Shareholding of Venture Capitals for Subsidiaries (Article 9-3 of the MRFTA)

(d)	Limitation of Voting Rights of Finance or Insurance Companies (Article 11 of the MRFTA)

(e)	Resolution of the Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article11-2 of the MRFTA)

(f)	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the MRFTA)

(g)	Disclosure of a corporate group (Article 11-4 of the MRFTA)

(h)	Report on Status of Shareholding (Article 13 of the MRFTA)

2. Business Organization

A. Highlights of the Company’s Business Organization

(1)	Location of the Headquarters: 6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyungsangbuk-do, Korea

(2)	Steel Works and Offices

(a)	Pohang Steel Works: 6262 Donghaean-ro (Dongchon-dong), Nam-gu, Pohang-si, Gyungsangbuk-do, Korea

(b)	Gwangyang Steel Works: 20-26 Pokposarang-gil (Kumho-dong), Gwangyang-si, Chollanam-do, Korea

(c)	Principal Executive Office: POSCO Center, 440 Teheran-ro (Daechi-dong), Gangnam-gu, Seoul, Korea

(d)	Overseas Offices: For the purpose of supporting international business transactions, the Company operates seven overseas offices as follows:

United Arab Emirates (Dubai), European Union (Dusseldorf, Germany),

Brazil (Rio de Janeiro), Egypt (Cairo), Mongolia (Ulaanbaatar), Australia (Perth),

and United States of America (Houston, Texas).

5

(3)	Composition of the Board of Directors (as of March 14, 2014)

(a)	Inside Directors

•	New members: Kwon, Oh-Joon (3years), Kim, Jin-Il (1 years), Lee, Young-Hoon (1 years), and Yoon, Dong-Jun (2 years)(b) Outside Directors

•	New members: Kim, Il-Sup (3 years), Sunwoo, Young (3 years) and Ahn, Dong-Hyun (3 years)

(b)	Representative Directors

•	Prior to March 14, 2014: Chung, Joon-Yang, Park, Ki-Hong, Kim, Joon-Sik, and Chang, In-Hwan

•	As of March 14, 2014: Kwon, Oh-Joon, Kim, Jin-Il and Chang, In-Hwan

(4)	Major Shareholders of POSCO

(a)	National Pension Corporation holds the largest number of POSCO’s shares.

(b)	Date of Disclosure: January 30, 2007

(For further reference, please refer to the public disclosures regarding the change of the major shareholders on January 30, 2007, July 27, 2007, January 29, 2008, July 25, 2008, January 21, 2009, March 2, 2009, July 22, 2009, October 9, 2009, January 26, 2010, July 20, 2010, January 28, 2011, July 22, 2011, January 31, 2012, August 1, 2012, February 1, 2013, August 1, 2013, January 14, 2014, and January 23, 2014.)

B. Merger, Acquisition and Handover of Businesses

[None]

C. Major Changes in Production Facilities

Refer to the ‘II. Business (5. Production and Facilities)’

3. Equity Capital

A. New Issuance of Registered Common Stock

There was no new issuance of registered common stock in the last five years.

6

B. Convertible Bonds

[None]

C. Bonds with Warrant

[None]

7

4. Other Information Regarding Shares

A. Total Number of Shares

Authorized Shares	(As of March 31, 2014) Outstanding Shares
200,000,000	87,186,835

The currency of the Republic of Korea is Korean Won (“KRW”).
Par Value: KRW 5,000 per share

B. Treasury Stock Holding and Cancellation

					(As of March 31, 2014)
Method of Purchase	Type	Beginning*	Increased	Decreased	Cancelled	Balance
Direct		7,403,211	—	139	—	7,403,072
Special Money Trust	Registered Common	—	—	—	—	—
Total		7,403,211	—	139	—	7,403,072

*	Beginning Balance: as of December 31, 2013

Board of Directors approved the ‘Disposal of Treasury Stocks as Employee Award’ at the Meeting held on February 7, 2013, where the execution and responsibility of the disposal of the treasury stocks was delegated to the Executive Management Committee. On March 5, 2013, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 74 treasury stocks was completed on March 8, 2013. On April 2, 2013, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 387 treasury stocks was completed on April 9, 2013. On July 2, 2013, the Executive Management Committee resolved its plan to dispose the treasury stocks and the disposal of 150 treasury stocks was completed on July 8, 2013. On October 1, 2013, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 2,009 treasury stocks was completed on October 7, 2013. On January 7, 2014, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 139 treasury stocks was completed on January 9, 2014.

Changes after March 31, 2014

On April 15, 2014, the Executive Management Committee resolved its plans to dispose the treasury stocks and the actual disposal of 475 treasury stocks were completed on April 16, 2014.

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5. Voting Rights

		(As of March 31, 2014)
Classification of Shares	Number of Shares	Remarks
(1) Number of Outstanding Shares	87,186,835	—
(2) Shares without Voting Rights *	7,403,072	*Treasury Stock 7,403,072 shares
(3) Shares with Voting Rights	79,783,763	—

6. Earnings and Dividend

			(In millions of KRW)
	2014 1Q (January 1, 2011 ~ March 31, 2014)	2013	2012
Net Profit	111,519	1,582,596	2,499,523
Earnings per Share (KRW)	1,296	20,052	32,359
Cash Dividend Paid	—	633,192	617,956
Pay-out Ratio (%)	—	40.0	24.7
Dividend per Share (KRW)	—	8,000	8,000
Dividend Yield (%)	—	2.45	2.27

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II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into four segments below:

Steel, Trading, Engineering & Construction, and Others.

B. Segment Results

					(In millions of KRW)
Category	2014 1Q (January 1, 2014 ~ March 31, 2014)		2013		2012
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	7,299,181	507,074	31,794,574	2,363,377	35,258,970	3,070,168
Trading	5,126,718	39,411	18,307,888	81,696	18,945,642	139,000
Engineering & Construction	1,974,765	102,579	6,896,838	179,186	4,675,596	9,900
Others	1,039,464	82,199	4,865,350	371,875	4,723,943	434,040
Total	15,440,128	731,263	61,864,650	2,996,134	63,604,151	3,653,108

2. Current Situation

1) Steel

A. Domestic Market Share

							(Millions of Tons, %)
	2014 1Q (January 1, 2014 ~ March 31, 2014)		2013		2012		2011
Category	Production	Market share	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	17.4	100	66.0	100	69.3	100	68.5	100
POSCO	9.3	53.4	36.4	55.2	38.0	54.6	37.3	54
Others	8.1	46.6	29.6	44.8	31.3	45.4	31.2	46

Source: Korea Iron and Steel Association

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B. Characteristics of the Steel Market

The steel industry supplies materials to major industries such as the automobile, shipbuilding and electronic appliance industries.

C. Summary and Prospect of New Businesses

(1)	Establishment of Steelworks in India

(a)	Company entered into a memorandum of understanding with the Orissa state government for the development of iron ore captive mines and for the development and construction of an integrated steelworks facility with an annual production capacity of 12 million tons. (June, 2005)

(b)	The Company established POSCO-India Private Limited (“POSCO-India Pvt., Ltd.”). (August, 2005)

(2)	Development of Iron Ore Captive Mines in India

(a)	POSCO-India filed applications for mining exploration licenses for certain iron ore mines in the region of Khandadhar, Orissa (the “Khandadhar Licenses”). (September, 2005)

(b)	The Orissa state government recommended the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (December, 2006)

(c)	The Indian central government denied the approval for the Khandadhar Licenses and remanded the matter to the Orissa state government for further consideration. (July, 2007)

(d)	The Orissa state government resubmitted its recommendation for the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (January, 2009)

(e)	The Orissa High Court set aside the Orissa State Government’s recommendation to grant the approval of the Khandadhar Licenses to POSCO-India. (July, 2010)

(f)	Orissa State Government filed a special leave petition with the Indian Supreme Court. (November, 2010)

(g)	Orissa State Government and POSCO-India completed the submission of the counter affidavit and the rejoinder. (October, 2011)

(h)	Indian Supreme Court resumed the trial on the merit of the case. (May, 2012)

(i)	Indian Supreme Court decided on the merit of the case. (March, 2013)

(j)	Indian Supreme Court ordered to nullify judgment of the Orissa High Court regarding the right to explore the iron ore mines in the region of Kandahar; and the Indian central government reinitiated the approval procedures for right to explore Kandahar. (May, 2013)

(3)	Establishment of Steelworks in India

(a)	Indian central government granted the approval for the environmental impact assessment for the construction of a captive port. (May, 2007)

(b)	Indian central government granted the approval for the environmental impact assessment for the construction of steel mills. (July, 2007)

(c)	Indian Supreme Court granted the transformation of the forest land with respect to 2,959 acres of the steel mill construction site. (August, 2008)

(d)	The Indian central government granted the final approval for the deforestation of steel mill construction sites. (December, 2009)

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(e)	Final plans for the rehabilitation and resettlement of indigenous population were approved by the Rehabilitation and Peripheral Development Advisory Committee (constituted by the Orissa state government). (July, 2010)

(f)	Forest Advisory Committee acting under the Ministry of Environment and Forest temporarily suspended activities at the construction site pending investigation into alleged violation of the Forest Regulation Act. (August, 2010)

(g)	Ministry of Environment and Forest of the Indian central government granted a conditional approval on the construction of the steel mills and the port. (January, 2011)

(h)	Ministry of Environment and Forest of the Indian central government granted the final approval on the construction of the steel mills and the port. (May, 2011)

(i)	Company cleared the crop fields designated for the construction of its steel mill site within the state owned property. (May, 2011).

(j)	An environmental organization filed a lawsuit to nullify the approval for the environmental impact assessment in the National Green Tribunal. (August, 2011)

(k)	National Green Tribunal dismissed the lawsuit of nullifying the approval for the environmental impact assessment and ruled that the Ministry of Environment and Forest should reassess the conditions on which clearance was permitted for the project. (March, 2012)

(l)	Procurement of the possessory right over 1,704 acres of the steel mill construction site. (March, 2013)

(m)	Ministry of Environment and Forest of the Indian central government approved to gain environmental license for building the steel mill (January, 2014)

(4)	Establishment of a Steelwork in Brazil

(a)	Board of Directors resolved to invest a 20% interest in CSP Joint Venture established by POSCO, VALE S.A. and DONGKUK STEEL MILL CO., LTD. (May, 2011)

(b)	CSP Joint Venture entered into an Engineering Procurement Construction contract with POSCO E&C. (December, 2011)

(c)	Construction of a steelwork with an annual capacity of 3 million tons initiated. (September, 2012)

(d)	Build 4 pillars sustaining the furnace (March, 2014)

(5)	Establishment of POSCO-Maharashtra Pvt., Ltd Cold Rolling Mill in India

(a)	Board of Directors resolved to construct a cold rolled line in Maharashtra, India. (November, 2010)

(b)	Construction of a cold rolled line with an annual capacity of 1.8 million tons commenced. (November, 2011)

(c)	Commencement of a test-run of the cold rolling (December, 2013)

(6)	Establishment of a Continuous Galvanizing Line in Thailand

(a)	Approval of the Board of Directors (November, 2013)

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2) Trading

A. Market Share

	(Millions of Dollars, %)
Category	2014 1Q (January 1, 2014 ~ March 31, 2014)	2013 1Q (January 1, 2013 ~ March 31, 2013)	Growth rate
All Trading Companies in Korea	138,249	135,318	2.2
Daewoo International	1,907	1,978	-3.6

Source: Korea International Trade Association

B. Summary and Prospect of New Businesses

Daewoo International Corporation (“Daewoo International”) is playing a leading role in Koreans export industry as the number 1 trading company based on its wide range of trading network worldwide including about 100 overseas trading subsidiaries, overseas branches and representative offices through intermediary trading and exporting various products including steel, non-ferrous metals, and chemical products. Moreover, Daewoo International is making tangible progress in resources development through Myanmar gas field.

Daewoo International has newly entered into the food and forestry development business to secure the future food resources and green energy resources. Daewoo International will aggressively drive this successful momentum of active investment and trading by establishing plantations for agro-resources such as rice, soybean, wheat and corn as well as oil palm and afforestation businesses.

3) Engineering & Construction

A. Summary and Prospect of New Businesses

POSCO Engineering & Construction Co. Ltd. (“POSCO Engineering & Construction”), established on February 1982, is currently expanding its business areas to civil engineering, architectural works, energy, urban development and low carbon & green growth businesses. In reference to the number of the overseas contracts signed by POSCO Engineering & Construction in 2013, the business performance of the POSCO Engineering & Construction in the global market has been satisfactory.

POSCO ENGINEERING COMPANY CO., LTD. succeeded in the development of a management system for the global market and the Engineering, Procurement & Construction (“EPC”) business. POSCO ENGINEERING COMPANY CO., LTD. planed out its global sales strategy and stabilized its global network through its local agencies and localization strategies. Recently, POSCO ENGINEERING COMPANY CO., LTD. expanded its business markets to the countries located in Central and South America such as Ghana and Brazil

13

4) Others

A. POSCO Energy

POSCO Energy started its commercial operation in February, 1972 as the only privately-owned heat power plant in Korea. Since the early 90’s, POSCO Energy continuously remodeled and built more complex heat power plants meeting the increased demand of electricity in Korea.

B. POSCO ICT

To create a synergy between its information technology (“IT”) and its industrial engineering services, POSCO ICT Co., Ltd. has utilized an automation technology developing its competitiveness in the IT and manufacturing services. POSCO ICT Co., Ltd. is promoting new businesses for light emitting diode, smart grid, and cloud computing.

C. POSCO Chemtech Company Ltd.

POSCO Chemtech Company Ltd. (“POSCO Chemtech”), founded in 1963, specializes in manufacturing of refractories, lime used in steel manufacturing processes as well as a wide range of chemical and environmentally friendly products. POSCO Chemtech provides refractories to a wide range of industries including steel, cement, and ceramic companies. To become a global company, POSCO Chemtech is currently expanding its markets to Japan, China and Indonesia.

14

3. Key Products

A. Current Situation of Key Products

			(In hundred millions of KRW, %)
Business Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc	18,366	15.4
	Cold-rolled Product (CR)	Automobile , Home appliances, etc	36,375	30.4
	Stainless steel Products	Western tableware, etc	23,792	19.9
	By-Product	Plates, Wire rods, etc	41,011	34.3
	Gross Sum		119,544	100.0
	Deduction of Internal Trade		(46,552)	—
	Sub Total		72,992	—
Trading	Steel, Metal		44,461	60.6
	Chemical, Strategic Item, Energy		1,165	1.6
	Etc		27,756	37.8
	Gross Sum		73,382	100.0
	Deduction of Internal Trade		(22,115)	—
	Sub Total		51,267	—
Engineering & Construction	Domestic Construction	Architecture	4,749	17.7
		Plant	9,097	33.9
		Civil Engineering	1,950	7.3
	Overseas Construction		8,703	32.4
	Owned Construction		1,576	5.9
	Etc		740	2.8
	Gross Sum		26,815	100.0
	Deduction of Internal Trade		(7,068)	—
	Sub Total		19,747	—
Others	Electricity Sales, etc		17,749	100.0
	Deduction of Internal Trade		(7,354)	—
	Sub Total		10,395	—
	Total Sum		154,401	—

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B. Price Fluctuation Trend of Key Products

			(In thousands of KRW/ Tons, kWh)
Business Area	Products	2014 1Q (January 1, 2014 ~ March 31, 2014)	2013	2012	2011
Steel	Hot-rolled Product (HR)	714	728	828	941
	Cold-rolled Product (CR)	849	877	999	1,090
Others	Electric Power	157	156	161	133
	Lime	119	119	105	106

Figures for the trading and engineering & construction businesses are not reflected on the table.

[Steel]

(1)	Criteria for Calculation

(a)	Subjects for Calculation: unit prices of the standard hot-rolled product and cold-rolled product

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight during the given period.

(2)	Factors of Price Fluctuations

Due to the weakened global demand in steel consumption, domestic and overseas steel price has decreased since the end of 2011.

[Others]

*	Criteria for Calculation

(a)	Electric Power = price of electric power/total amount of generated power

(b)	Lime: average sales price including shipping cost

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4. Major Raw Materials

A. Current Status of Major Raw Materials

(In hundred millions of KRW)
Business Area	Type of Purchase	Item	Specific Use	Purchase Amount (Portion)	Remarks
Steel	Raw Materials	Materials for Iron-making,	Iron Ore for Blast Furnaces	32,285 (46.3%)	Iron Ore, Coal
		Sub-materials	Sub-materials for Iron-making, Steelmaking	26,176(37.6%)	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
		Stainless Steel Materials	Key Materials for STS Production	11,244 (16.1%)	Nickel, Ferrochrome, STS Scrap Iron, etc.
Engineering & Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	331 (16.4%)
		Steel Pile	Foundation of Structure	31 (1.6%)
		Steel Reinforcement	Strengthening Concrete	360 (17.8%)
		Cable	Electricity Transfer	109 (5.4%)
		Etc	Pipe and structure for construction etc	1,186 (58.8%)
Others	Raw Materials	LNG	Material for Power Generation	4,982 (60.8%)
		Limestone	Production of Lime	230 (2.8%)
		Etc	Eng. Business etc	2,979 (36.4%)

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B. Price Fluctuation Trend of Major Raw Materials

				(In thousands of KRW)
Business Area	Category	2014 1Q (January 1, 2014 ~ March 31, 2014)	2013	2012
Steel	Iron Ore(per ton)	129	148	165
	Coal(per ton)	130	162	251
	Scrap Iron(per ton)	405	428	513
	Nickel(per ton)	15,656	16,455	20,211
Engineering & Construction	Ready-mixed Concrete (per m3)	57	57	57
	Steel Pile (per m)	67	70	78
	Steel Reinforcement (per kg)	1.0	1.0	0.8
	Cable (per m)	1.0	1.0	0.8
Others	LNG (per ton)	1,112	979	1,022
	Lime (per ton)	19	20	20

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[Steel]

Key Factors in Price Fluctuations

(1)	Iron Ore

	(In Dollars/ Tons)
	2014 1Q	2013 4Q	2013 3Q	2013 2Q	2013 1Q	2012 4Q	2012 3Q	2012 2Q	2012 1Q	2011 4Q	2011 3Q	2011 2Q
Trend of International Benchmark Price (Free On Board, “FOB”)	111	123	123	118	141	113	105	134	135	130	168	171

(2)	Coal

	(In Dollars/ Tons)
	2014 1Q	2013 4Q	2013 3Q	2013 2Q	2013 1Q	2012 4Q	2012 3Q	2012 2Q	2012 1Q	2011 4Q	2011 3Q	2011 2Q
Trend of International Benchmark Price (FOB)	143	152	145	172	165	170	225	206	235	285	315	330

(3)	Scrap Iron

	(In Dollars/ Tons)
	2014 1Q	2013 4Q	2013 3Q	2013 2Q	2013 1Q	2012 4Q	2012 3Q	2012 2Q	2012 1Q	2011 4Q	2011 3Q	2011 2Q
Trend of Purchase Price (Cost and Freight, “CFR”)	379	396	367	379	421	379	400	444	466	445	494	480

(4)	Nickel

	2014 1Q	2013 4Q	2013 3Q	2013 2Q	2013 1Q	2012 4Q	2012 3Q	2012 2Q	2012 1Q	2011 4Q	2011 3Q	2011 2Q
Trend of London Metal Exchange (“LME”) Cash Price	USD 6.64/lb USD 14,645/ton	USD 6.31/lb USD 13,904/ton	USD 6.32/lb USD 13,922/ton	USD 6.78/lb USD 14,952/ton	USD 7.85/lb USD 17,309/ton	USD 7.70/lb USD 16,983/ton	USD 7.41/lb USD 16,334/ton	USD 7.78/lb USD 17,152/ton	USD 8.92/lb USD 19,665/ton	USD 8.30/lb USD 18,307/ton	USD 10.01/lb USD 22,069/ton	USD 11.00/lb USD 24,227/ton

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[Engineering and Construction]

(1)	Criteria for Calculation

Products	Criteria for Calculation
Ready-mixed Concrete	Standard 25-210-15
Steel Pile	SPS 400 406.4x7.9T
Steel Reinforcement	High Tensile Deformed Bar SD40 D10
Cable	CV 0.6/1kv 2.5mm2 2core

[Others]

(1)	Criteria for Calculation

(a)	Electric Power: purchase price of electricity from Korea Gas Corporation

*	Increase in electricity price is due to the increase of raw material cost and foreign exchange rate.

(b)	Lime: purchase price of lime and transportation fees

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5. Production and Facilities

A. Production Capacity

[Steel]

				(Thousands of Tons)
Business Area	Products	2014 1Q (January 1, 2014 ~ March 31, 2014)	2013	2012
Steel	Crude Steel	10,744	40,428	40,447

[Others]

					(MW, Thousands of Tons)
Business Area	Products		2014 1Q (January 1, 2014 ~ March 31, 2014)	2013	2012
		Inchon	3,052	3,052	3,052
Power Generation	Electric Power	Gwangyang	284	284	284
		Pohang	290	145	—
Lime	Lime		548	2,190	2,190

B. Production Result and Capacity Utilization Rate

[Steel]

(1)	Production

				(Thousands of Tons)
Products		2014 1Q (January 1, 2014 ~ March 31, 2014)	2013	2012
Crude Steel		9,919	38,261	39,702
	Hot-Rolled Products	1,878	8,109	8,670
	Plate	1,505	5,649	6,113
	Wire Rod	672	2,334	2,085
	Pickled-Oiled Steel Sheets	679	2,640	2,615
Products	Cold-Rolled Products	2,223	8,404	8,176
	Coated Steel	1,432	5,762	5,815
	Electrical Steel	335	1,125	1,173
	Stainless Steel	603	2,372	2,396
	Others	949	3,566	3,896
	Total	10,276	39,961	40,939

The amount of products is the aggregate of the amount of products of POSCO and subsidiaries of POSCO, which may include interested party transactions.

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(2)	Capacity Utilization Rate for the first quarter of fiscal year of 2014

				(Thousands of Tons)
	Company	Capacity	Production	Utilization Rate
	POSCO	9,419	9,302	98.8%
	POSCO Specialty Steel	300	188	62.7%
Crude Steel Production	Zhangjiagang Pohang Stainless Steel	275	277	100.7%
	PT. Krakatau POSCO	750	152	20.3%
	Total	10,744	9,919	92.3%

Trade and engineering & construction businesses are not reflected on the table due to difficulties in measuring capacity, production and utilization rate of such businesses.

[Others]

(1)	Production Result

			(Gwh, Thousands of Tons)
	Products	2014 1Q (January 1, 2014 ~ March 31, 2014)	2013	2012
Power Generation	Electric Power	3,854	15,983	15,751
Lime	Lime	591	2,364	2,454

(2)	Capacity Utilization Rate for the first quarter of fiscal year of 2014

				(hr, Thousands of Tons)
Business Area	Products		Capacity	Production	Utilization Rate
		Inchon	2,160	1,374	63.6%
Power Generation	Electric Power	Gwangyang	2,160	1,912	88.5%
		Pohang	1,260	1,032	47.8%
Lime	Lime		548	591	107.9%

22

C. Production Facilities

[Land]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,149,651	91,462	(3)	—	2,241,110
Trade	67,294	1,646	—	—	68,940
Engineering & Construction	52,171	4,016	—	—	56,187
Others	438,895	345	(976)	—	438,264

[Building]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	4,329,983	91,923	(479)	(80,461)	4,340,966
Trade	113,738	732	(768)	(731)	112,971
Engineering & Construction	43,726	4,413	—	(556)	47,583
Others	401,387	31,715	(189)	(4,984)	427,929

[Structures]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,552,373	81,599	(17,199)	(49,190)	2,567,583
Trade	8,642	17	(139)	(120)	8,400
Engineering & Construction	8,361	441	—	(130)	8,672
Others	215,211	3,119	(3)	(3,086)	215,241

[Machinery and Equipments]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	17,388,935	1,030,754	(132,227)	(464,467)	17,821,995
Trade	360,873	5,778	(14,736)	(4,023)	347,892
Engineering & Construction	19,367	10,951	(7,787)	(1,512)	21,019
Others	1,673,661	494,929	(1,753)	(33,377)	2,133,460

[Vehicles]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	33,726	1,987	(77)	(3,514)	32,122
Trade	3,949	511	(1)	(386)	4,073
Engineering & Construction	6,973	610	(43)	(602)	6,938
Others	6,384	223	(320)	(650)	5,637

23

[Tools and Fixtures]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	44,878	3,480	(198)	(6,120)	42,040
Trade	1,029	620	—	(153)	1,496
Engineering & Construction	1,229	191	(28)	(156)	1,236
Others	15,717	1,448	—	(2,286)	14,879

[Equipment]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	99,557	3,974	(128)	(9,125)	94,278
Trade	14,158	663	(256)	(1,734)	12,831
Engineering & Construction	14,773	822	(37)	(1,605)	13,953
Others	44,664	3,279	(111)	(5,988)	41,844

[Financial Lease Assets]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	16,569	76	(753)	(289)	15,603
Trade	24,623	321	—	(809)	24,135
Engineering & Construction	4,524	—	(2)	(640)	3,882
Others	54,807	1	—	(1,051)	53,757

[Assets under Construction]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	3,883,578	889,644	(1,363,487)	—	3,409,735
Trade	101,199	29,031	(9,252)	—	120,978
Engineering & Construction	399,383	13,854	(12,407)	—	400,830
Others	1,164,130	188,439	(495,607)	—	856,962

24

(2)	Major Capital Expenditures

(a)	Investments under Construction

[Steel]				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion	November, 2010 ~ October, 2014	G) Establishment of the Fourth Hot Rolling Mill	16,262	13,774	2,488
		March, 2011~ July, 2014	P) Optimization of the Facilities	22,124	21,137	987
	Renovation / Replacement	April, 2008 ~ September, 2016	P, G) Expansion of the Capacity of the Raw Materials Treatment Facilities	13,010	10,585	2,425
		January, 2008~ December, 2016	Renovation of the second Furnace etc.	35,337	20,532	14,805
POSCO Specialty Steel	Renovation / Replacement	April, 2010 ~ March, 2014	Renovation / Replacement of New Equipments in the Existing Rolling Mill	1,673	1,673	0
POSCO Maharashtra Steel Private Limited	Expansion	November, 2011 ~ June, 2014	Establishment of a Cold-Rolling Mill in India (1.8 million ton)	6,582	5,939	643
POSCO SS VINA	Expansion	May, 2010 ~ December, 2014	Construction of Electric Arc Furnace and Section Steel/Rebar Rolling Mill (1.2 million ton)	6,424	4,700	1,724
PT. KRAKATAU POSCOENERGY	Expansion	August, 2011 ~ March, 2014	Establishment of a gas power plant	2,961	2,800	161
POSCO Electrical Steel India Private Limited	Expansion	November, 2011 ~ March, 2014	Establishment of a annealing coated line	1,332	1,309	23
POSCO-Foshan Steel Processing Center Co., Ltd.	Expansion	March, 2014~ December, 2014	Creation of new automobile demand	131	35	95

P stands for Pohang Steel Works.
G stands for Gwangyang Steel Works.

25

[Trading]				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to be Invested
Daewoo International	Expansion	August, 2010 ~ April, 2014	Construction of Onshore Pipeline and Offshore Gas Terminal (transportation facility)	2,349	2,328	21
		July, 2013 ~July, 2014	Acquisition of NEATT (North East Asia Trade Tower) in Songdo, Incheon	2,076	209	1,867
DW E&P Canada Corporation	Expansion	August, 2013 ~ December, 2015	CAPEX	261	24	237

[Others]				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to be Invested
POSCO ICT	Expansion	January, 2014~ December, 2014	Expansion of Smart Management Server For Smart Management Operation Efficiency	336	26	310
POSCO Energy	Expansion	February, 2012~ March, 2014	P) Establishment of a Combined Cycle Power Plant	5,950	5,950	0
		November 2012 ~January, 2015	Incheon) Establishment of a LNG Combined Cycle Power Plant #6, #7, and #8	10,630	7,396	3,234

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

(b)	Future Investment Plans

				(In hundred millions of KRW)
Business	Company	Project		Planned Investments
				2014	2015	2016
Steel	POSCO	Expansion, Renovation and Replacement of Existing Facilities	Renovation of Existing Facilities	5,727	4,636	660
			Capacity Increase	4,385	683	0
	POSCO SS-VINA	Expansion, Renovation and Replacement of Existing Facilities	Exploring new market	1,599	125	0
	SPFC Co., Ltd.	Expansion, Renovation and Replacement of Existing Facilities	Expansion of combined processing facility	1	161	0
Trading	DW E&P Canada Corporation	Expansion, Renovation and Replacement of Existing Facilities	Production increase by drilling	180	69	0
Others	DAEWOO TEXTILE FERGANA LLC	Expansion, Renovation and Replacement of Existing Facilities	Improvement of Productivity and Product Quality	58	49	21

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

26

6. Product Sales

[Steel]				(In hundred millions of KRW)
Items		2014 1Q (January 1, 2014 ~ March 31, 2014)	2013	2012	2011
Domestic	Hot-Rolled Products	10,853	37,828	61,723	72,471
	Cold-Rolled Products	10,483	60,509	44,404	65,580
	Stainless Steel	6,549	29,042	33,902	38,581
	Others	28,078	103,308	124,741	123,194
Export	Hot-Rolled Products	7,513	21,971	37,910	42,665
	Cold-Rolled Products	25,892	110,668	98,140	101,980
	Stainless Steel	17,243	71,356	69,138	66,877
	Others	12,933	45,554	58,730	51,557
Total	Gross Sum	119,544	480,236	528,688	562,905
	Internal Transaction	(46,552)	(162,290)	(176,098)	(171,386)
	Total	72,992	317,946	352,590	391,519

[Trading]				(In hundred millions of KRW)
Items		2014 1Q (January 1, 2014 ~ March 31, 2014)	2013	2012	2011
Domestic	Merchandise	2,578	8,490	7,537	8,444
	Product	—	—	854	1,026
	Others	37	116	90	78
Export	Merchandise	22,237	86,296	95,062	93,622
	Product	42	127	1,426	1,964
	Others	86	145	255	706
Trades among Korea, China & Japan		48,403	164,020	158,911	180,390
Gross Sum		73,382	259,193	264,135	286,230
Internal Transaction		(22,115)	(76,114)	(74,679)	(75,256)
Total		51,267	183,079	189,456	210,974

27

[Engineering & Construction]					(In hundred millions of KRW)
Items				2014 1Q (January 1, 2014 ~ March 31, 2014)	2013	2012	2011
			Architecture	4,749	16,185	13,730	16,321
	Domestic		Plant	9,097	41,670	28,323	23,716
Construction			Civil Engineering	1,950	6,969	9,120	11,187
Contract Revenue			Others	0	2	—	—
		Overseas		8,703	32,039	35,704	24,275
	Own Construction			1,576	7,060	2,871	672
	Other Subsidiary company sales			740	3,895	7,511	8,560
	Gross Sum			26,815	107,820	97,259	84,731
	Internal Transaction			(7,068)	(38,852)	(50,503)	(29,969)
	Total			19,747	68,968	46,756	54,762

[Others]		(In hundred millions of KRW)
Items	2014 1Q (January 1, 2014 ~ March 31, 2014)	2013	2012	2011
Electric Power	10,395	48,653	47,240	32,132

7. Derivatives

•	The Exchangeable Bonds to American Depository Receipts of SK Telecom had been issued in 2011, and the profit on valuation of derivative would have been KRW 35,910 million.

•	Foreign currency swap agreement was entered in order to hedge the exchange rate conversion risk for a part of existing Japanese Yen denominated bonds. The profit on valuation of derivative would have been KRW 2,240 million.

•	Forward exchange contracts were entered, for the purpose of hedging the exchange rate conversion risk. The loss on valuation of derivative would have been KRW 5,269 million and the profit on valuation of derivative would have been KRW 204 million.

•	Right to exercise put option in relation to the purchase of stakes in Steel Flower Co., Ltd. has been purchased and the derivative valuation of the profit would have been KRW 8,545 million.

28

8. Significant Contracts

Company	Contract	Date	Remarks
POSCO	Cooperation Agreement with Roy Hill Co., Ltd.	January, 2010	The purpose of the Cooperation Agreement was to obtain 15% stake in Roy Hill Holdings Pty. Ltd. which was pursuing the development of Roy Hill iron ore mine in Western Australia.
		January, 2012	POSCO decided to acquire certain additional equity interest in Roy Hill Holdings Pty. Ltd. (2nd phase), which amounts to approximately KRW 1,779 billion.
		March, 2012	POSCO entered into a contract in March 2012 to invest an additional A$ 1,495 million to increase its interest to 15% of the total outstanding and common stocks of Roy Hill Holdings Pty. Ltd.
		April, 2012	POSCO entered into a contract to dispose its 2.5% interest in the total outstanding and common stocks of Roy Hill Holdings Pty. Ltd. to China Steel Corporation for A$ 305 million.
DAEWOO INTERNATIONAL CORPORATION	Gas Sales and Purchase Agreement (“GSPA”) Regarding Shwe, Shwe Phyu and Mya gas field in Myanmar	December, 2008

1)    Contract Parties

•   Seller: Daewoo International (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korea Gas Corporation (8.5%)

•   Buyer: China National United Oil Company (“CNUOC”)

2)    Signed Date: December 24, 2008

3)    Summary of the GSPA

•   Gas produced from Shwe and Shwe Phyu gas field in Block A-1 and Mya field in Block A-3 in Myanmar will be transported via the offshore and onshore gas pipelines to CNUOC in China.

•   Gas production period is expected to be approximately 30 years.

•   Gas sales price will be fluctuated and recalculated quarterly in accordance with the contractual base price, averaged oil price and consumer price.

4)    Remarks

•   CNUOC is one of subsidiaries of China National Petroleum Corporation (“CNPC”) and CNPC guarantees CNUOC’s contractual obligations under gas sales and purchase agreement.

•   Related Public Announcements: December 2, 2008; December 3, 2008; July 23, 2008; June 4, 2008; December 5, 2007; June 5, 2007; December 7, 2006; June 8, 2006; December 8, 2005; June 9, 2005; December 10, 2004; and June 11, 2004

	Investment for Construction of Facilities (Offshore Gas Production Platform and Onshore Gas Pipelines, etc)	August, 2009

1)    Total Investment: KRW 2,095,727,800,000

2)    Purpose of Investment: construction of new facilities for gas production, processing and transportation

3)    Total Period of Investment: October 1, 2009 ~ September 30, 2014

4)    Remarks

•   Location: the north-western offshore and onshore in Myanmar

•   Main facilities: offshore platform (gas production capacity: 64,000ft3/day), offshore pipeline (diameter: 32inch, length: 110km), onshore pipeline (diameter: 40 inch, length: 825km)

•   Date of Gas Supply: May 1, 2013; daily gas production rate during the plateau period: 50,000ft3/day

•   The aforementioned investment is for the phase 1 development; the phase 2 ~ 4 developments will commence consequently approximately 10 years after the completion of the phase 1 development.

•   Main business areas: Upstream offshore business (offshore platform, subsea system), Middle stream offshore business (gas pipeline, onshore gas terminal)

•   Participants: Daewoo International (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korean Gas Corporation (8.5%)

29

Sale of Daewoo Cement (Shandong) Company Limited	July, 2011

1)    Purpose of the Sale : sale of non-core business, divestiture and collection of long term debt

2)    Other information

•   The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; the separate disclosure regarding the sale price of Daewoo Cement (Shandong) Company Limited will be made when such information is available.

•   The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited is KRW 37,422,000,000 as of December 27, 2000. At the end of March, 2012, the book value of all of the shares of Daewoo Cement (Shandong) Company Limited was KRW 41,600 million under the K-IFRS.

•   The official sale date of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; actual sale date of all of the shares of Daewoo Cement (Shandong) Company Limited shall be set when the condition precedents of the share purchase agreement between Daewoo Cement (Shandong) Company Limited and a purchaser are satisfied.

•   Sale agreement can be nullified when condition precedents of the contract (i.e. government approvals, etc) are not satisfied.

Sale of Kyobo Life Insurance Co., Ltd.	August, 2012

1)    Purpose of the sale was to strengthen financial structure and secure the core investment plan

2)    Other information

•   The Board of Directors resolved to sell the shares held in Kyobo Life Insurance Co., Ltd., which amounts to KRW 1,205,400 million as of August 8, 2012.

Acquisition of NEATT (North East Asia Trade Tower) in Songdo, Incheon,	July 2013

1)    Building

•   Name: NEATT (North East Asia Trade Tower)

•   Location: Songdo, Incheon, Korea

2)    Purchase Price: KRW 207,600,000,000 (2.8% of the total assets on consolidated basis as of the end of year 2012)

3)    Closing Date: July 31, 2014.(tentative)

4)    Miscellaneous

•   Building is expected to be purchased by Daewoo International (60%) and POSCO EnC (40%)

9. Research and Development

A. Research and Development ( “R&D”) Organization

Business Area	Company			Organization	Staff
Steel	POSCO		POSCO’s Department	Technical Research Laboratory	958
				New Growth Technology Strategy Department	42
				Iron and Steel Technology Strategy Department	42
				Environment and Energy Department	21
				Total	1,063
		POSCO Specialty Steel		R&D Group	19
		POSCO COATED & COLOR STEEL		Product Research Group	12
		POSCO AST CO., LTD.		Product Research Team	3
		Zhangjiagang Pohang Stainless Steel Co., Ltd.		Product Development Group	4
		POSCO Thainox Public Company Ltd.		Product development and research	5

30

Trade	Daewoo Paper Manufacturing Co., Ltd.	R&D Center New Product Development Team	8
Engineering & Construction	POSCO Engineering & Construction	R&D Center	85
	POSCO Engineering Company	R&D Group	17
	POSCO A&C	R&D Center	18
Others	POSCO ENERGY	Technology Strategy Department,	65
	POSCO ICT	R&D Center	78
	POSCO CHEMTECH COMPANY	R&D Center	35
	POSCO M-TECH CO., LTD.	R&D Center	16
	POS-HiMETAL CO., Ltd.	Product Research Department	5
	PNR CO., Ltd.	Quality Innovation Department	7
	PONUTech Co., Ltd.	R&D Center	9

B. R&D Expenses

					(In millions of KRW)
	Business Area
Category	Steel	Trade	Engineering & Construction	Others	Total
Selling and Administrative Cost	22,511	408	2,946	9,348	35,249
Manufacturing Cost	85,250	—	25	1,573	86,848
R&D Cost (Intangible Assets)	136,732	—	769	2,253	139,754
Total	244,493	408	3,740	13,210	261,851
R&D/Sales Ratio	3.35%	0.01%	0.19%	1.26%	1.70%

31

III. Financial Statements

1. Non-consolidated Financial Statements

A. Summary on Fiscal Years of 2011, 2012, 2013 and the First Quarter of Fiscal Year of 2014

				(In millions of KRW)
Account	2014 1Q (January 1, 2014 ~ March 31, 2014)	2013	2012	2011
[Current Assets]	12,054,398	11,953,479	12,609,471	13,924,795
Cash & Cash equivalents	2,033,215	1,394,315	1,752,560	1,137,882
Trade Accounts & Notes Receivable(net)	2,989,580	3,393,444	4,087,030	4,220,242
Other Current Financial Instruments	1,999,851	2,599,977	1,323,540	1,381,463
Inventories	4,974,804	4,538,657	5,403,660	7,144,709
Other Current Assets	56,948	27,086	42,681	40,499
[Non-current Assets]	42,352,054	42,288,799	39,710,965	38,803,081
Other Non-current Financial Instruments	3,081,365	3,408,342	3,028,765	3,833,058
Investment in Subsidiaries and Associates	15,411,842	15,092,836	14,100,053	12,824,776
Tangible Assets	23,324,364	23,240,603	22,166,735	21,533,135
Good Will & Other Intangible Assets	426,338	438,783	293,841	222,896
Other Non-current Assets	108,145	108,245	121,571	389,216
Total Assets	54,406,452	54,242,278	52,320,436	52,727,876
[Current Liabilities]	4,651,401	3,704,520	4,543,512	5,015,145
[Non-current Liabilities]	8,050,282	8,226,296	8,612,376	10,114,715
Total Liabilities	12,701,683	11,930,816	13,155,888	15,129,860
[Capital Stock]	482,403	482,403	482,403	482,403
[Capital Surplus]	1,233,051	1.233.040	1,227,692	1,227,692
[Hybrid bond]	996,919	996,919	—	—
[Retained Earnings]	40,386,977	40,774,284	39,842,497	38,122,620
[Other Equity]	(1,394,581)	(1,175,184)	(2,388,044)	(2,234,699)
Total Shareholders’ Equity	41,704,769	42,311,462	39,164,548	37,598,016
Total Sales	7,363,850	30,543,545	35,664,933	39,171,703
Operating Income	517,705	2,215,133	2,789,597	4,330,381
Net Income	111,519	1,582,596	2,499,523	3,188,845
Earnings per share(KRW)	1,296	20,052	32,359	41,279

32

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements and its Certified Public Accountant’s audit opinions on financial statements in accordance with the Korean—International Financial Reporting Standards (the “K-IFRS”).

C. Non-consolidated Financial Statements

(1)	Balance Sheet

Refer to the attached balance sheet for the first quarter of fiscal year of 2014.

(2)	Income Statements

Refer to the attached income statement for the first quarter of fiscal year of 2014.

(3)	The Note on the Financial Statement

Refer to the auditor’s note about the financial statement.

33

2. Consolidated Financial Statements

A. Summary on Fiscal Years of 2011, 2012, 2013 and the First Quarter of Fiscal Year of 2014

				(In millions of KRW)
Account	2014 1Q (January 1, 2014 ~ March 31, 2014)	2013	2012	2011
[Current Assets]	32,988,088	31,666,211	31,566,116	33,556,911
Cash & Cash equivalents	4,358,952	4,208,562	4,680,526	4,598,682
Other Current Financial Instruments	4,152,454	4,861,088	3,846,433	3,656,270
Accounts Receivable	12,348,111	11,492,601	11,037,973	11,450,515
Inventories	10,759,589	9,798,381	10,584,646	12,283,644
Other Current Assets	1,368,982	1,305,579	1,416,538	1,567,800
[Non-current Assets]	53,110,693	52,789,196	47,699,735	44,851,927
Other Non-current Financial Instruments	5,079,447	5,263,185	4,669,868	5,125,672
Investment Securities	4,028,669	3,808,693	3,039,261	3,831,659
Tangible Assets	36,015,421	35,760,119	32,276,379	28,453,184
Good Will & Other Intangible Assets	5,936,032	5,929,840	5,662,361	5,244,928
Other Non-current Assets	2,051,124	2,027,359	2,051,866	2,196,484
Total Assets	86,098,781	84,455,407	79,265,851	78,408,838
[Current Liabilities]	22,018,777	20,241,159	19,775,001	19,605,357
[Non-current Liabilities]	18,769,542	18,392,218	17,061,432	18,073,561
Total Liabilities	40,788,319	38,633,377	36,836,433	37,678,918
[Controlling Interest]	41,541,399	42,046,037	39,454,142	38,356,350
Capital Stock	482,403	482,403	482,403	482,403
Capital Surplus	1,076,324	1,078,266	1,104,814	1,150,452
Hybrid bond	996,919	996,919	—	—
Retained Earnings	40,664,120	41,090,649	40,346,481	38,709,475
Other Controlling Interest	(1,678,367)	(1,602,200)	(2,479,556)	(1,985,980)
[Minority Interest]	3,769,063	3,775,993	2,975,276	2,373,570
Total Shareholders’ Equity	45,310,462	45,822,030	42,429,418	40,729,920
Total Sales	15,440,128	61,864,650	63,604,151	68,938,725
Operating Income	731,263	2,996,134	3,653,108	5,467,694
Consolidated Net Profit	55,646	1,355,180	2,385,607	3,714,286
[Controlling Interest]	69,841	1,376,396	2,462,081	3,648,136
[Minority Interest]	(14,195)	(21,216)	(76,474)	66,150
Consolidated Total Comprehensive Income	(24,429)	1,369,450	1,747,685	2,442,377
[Controlling Interest]	(24,980)	1,444,262	1,911,506	2,530,437
[Minority Interest]	551	(74,812)	(163,821)	(88,060)
Earning Per Share	774	17,409	31,874	47,224
Number of Consolidated Companies	215	212	218	220

34

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

C. Consolidated Financial Statements

(1)	Consolidated Balance Sheet

Refer to the attached consolidated balance sheet for the first quarter of fiscal year of 2014.

(2)	Consolidated Income Statements

Refer to the attached consolidated financial report for the first quarter of fiscal year of 2014.

35

IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES

1. Overview of Corporate Governance

A. Board of Directors

(1)	Board of Directors

Our board of directors has the ultimate responsibility for management of our business affairs. Under our Articles of Incorporation, the board shall consist of five directors who also act as the executive officers (the “Inside Directors”) and six directors who are to be outside directors (the “Outside Directors”). Our shareholders elect both Inside Directors and Outside Directors at a general meeting of shareholders. Candidates for the Inside Directors are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications; candidates for the Outside Directors are recommended to the shareholders by a separate board committee consisted of three Outside Directors and one Inside Director (the “Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may recommend candidates for Outside Directors to the Director Candidate Recommendation Committee.

Our board of directors maintains the following six special committees:

(a)	Director Candidate Recommendation Committee;

(b)	Evaluation and Compensation Committee;

(c)	Finance and Operation Committee;

(d)	Executive Management Committee;

(e)	Audit Committee; and

(f)	Related Party Transaction Committee.

36

     Composition of the Special Committees under the Board of Directors and their Functions (as of May 14, 2014)

Category	Composition	Directors	Major Functions
Director Candidate Recommendation Committee	3 Outside Directors; 1 Inside Director	Lee, Myung-Woo (Chairman) Kim, Il-Sup Ahn, Dong-Hyun Yoon, Dong-Jun

• Reviews the qualifications of potential candidates for Directors

• Proposes nominees for the Outside Directors

• Advances the nomination process for the Inside Directors and members of the special committees

Evaluation and Compensation Committee	4 Outside Directors	Shin, Chae-Chol (Chairman) Lee, Chang-Hee Lee, Myung-Woo Sunwoo, Young	• Executes management succession and development plans • Establishes evaluation procedures of directors • Reviews the retirement procedures and distribution of the allowance for directors
Finance and Operation Committee	3 Outside Directors; 2 Inside Directors	Shin, Chae-Chol (Chairman) James B. Bemowski Lee, Myung-Woo Ahn, Dong-Hyun Chang, In-Hwan Lee, Young-Hoon

• Advances deliberation of new investments in other companies

• Revises the internal regulations regarding the operation of the Board of Directors

• Deliberates financial matters and donations from the range of KRW 100 million and KRW 1 billion

Audit Committee	3 Outside Directors	Kim, Il-Sup (Chairman) Lee, Chang-Hee Sunwoo, Young

• Audits the accounting system and business operations

• Examines the agenda for financial statements and other reports to be submitted by the Board of Directors at each general meeting of shareholders

Related Party Transactions Committee	3 Outside Directors	Kim, Il-Sup (Chairman) Lee, Chang-Hee Sunwoo, Young

• Reviews matters related to the internal transactions under the MRFTA.-Holds preliminary review on internal transactions exceeding the amount of KRW 10 billion.

• Holds a deliberation hearing on internal transactions exceeding KRW 3 billion but less than 10 billion.

Executive Management Committee	5 Inside Directors	Kwon, Oh-Joon (Chairman) Kim, Jin-Il Chang, In-Hwan Yoon, Dong-Jun Lee, Young-Hoon

• Oversees decisions with respect to our operational and management matters

• Reviews management’s proposal for new strategic initiatives

• Reviews deliberation over critical internal matters related to the organization structure and development of personnel

• Reviews and revises work and welfare policies

(2)	Establishment and Composition of the Director Candidate Recommendation Committee

(a)	Established the Director Candidate Recommendation Committee (March 17, 2000)

(b)	Changed the name from the Director Candidate Recommendation Committee to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

(c)	Changed the name from the Director Candidate Recommendation and Evaluation Committee to the Director Candidate Recommendation Committee (March 12, 2004)

(3)	List of Outside Directors(after March 14, 2014)

37

Name	Experience	Relation with Majority Shareholder	Remarks
Lee, Chang Hee	• (Present) Professor of College of Law, Seoul National University • Vice Chairman, Tax Law Association	None	Chairman Board of Directors

James B. Bemowski	• (Present) Vice Chairman , Business Operations, Doosan Corporation • Senior Executive Vice President and Chairman of SBB Mutual Southern Bank Berhad, Malaysia • Senior Partner, McKinsey & Company	None

Shin, Chae-Chol	• President and Representative Director, LG CNS • President and Representative Director, IBM Korea	None

Lee, Myoung-Woo	• (Present) President and Representative Director, Dongwon Industry • Vice Chairman, Iriver • CEO, SONY Korea	None

Kim, Il-Sup	• (Present) President, Seoul School of Integrated Science and Technology • Chairman, Deloitte Anjin Accounting Corporation • Vice-Chairman, Samil PWC Accounting Corporation	None

Sunwoo, Young	• (Present) Managing Partner, Rhi & Partners • Chief Public Prosecutor, Seoul Eastern District Prosecutor’s Office • Chief Public Prosecutor, Cheongju District Prosecutor’s Office	None

Ahn, Dong-Hyun	• (Present) Professor, School of Economics, Seoul National University • Head of Quant Strategy, Royal Bank of Scotland	None

(4)	List of Key Activities of the Board of Directors (January 1, 2014 ~ May 14, 2014)

Session	Date	Agenda	Approval
1	January 15	Determining the CEO candidate for qualification assessment and operation of the CEO Candidate Recommendation Committee	Approved

2	January 16	Nomination of the Inside Director Candidate(CEO Candidate)	Approved

3	January 29	Approval of Annual Report & Financial Statements for the 46th FY & Convening Schedule of the 46th Ordinary General Meeting of Shareholders	Approved
		Revision of Compensation Scheme for Outside Directors	Approved

4	February 24	Recommendation of Inside Director Candidate other than the CEO and the Representative Director The 46th Ordinary General Meeting of Shareholders	Approved Approved

5	March 10	Plan for confirming participation in the offering for capital increase of POSCO Plantec	Approved

6	March 14

Appointment of the Chairman of BOD

Appointment of Special Committee Members

Appointment of the Chairman and the Representative Director(CEO)

Appointment of the Representative Directors and Position for the Inside Directors

Approved Approved Approved Approved

    Major Activities of the Outside Directors on the Board of Directors (January 1, 2014~May 14, 2014)

Session	Date	Participation of the Outside Directors (the Number of total members)	Remarks
2014-1	January 15	6 (6)	—
2014-2	January 16	6 (6)	—
2014-3	January 29	6 (6)	—
2014-4	February 24	6 (6)	—
2014-5	March 10	4 (6)	—
2014-6	March 14	7 (7)	—

38

(5)	Composition of the Special Committees and their Activities

(a)	Major Activities of Director Candidate Recommendation Committee (January 1, 2014 ~ March 14, 2014)

Date	Agenda	Approval
February 17,	Assessment of qualifications and recommendation of the Outside Directors	Approved

February 24	Assessment of the Inside Directors	—

March 14	1. Appointment of the special committee members 2. Approval of the designation of positions for the Representative Directors and Inside Directors	— —

(b)	Major Activities of Evaluation and Compensation Committee (January 1, 2014 ~ March 14, 2014)

Date	Agenda	Approval
January 29	Evaluation of the management result for the fiscal year of 2013 Revision of Compensation Scheme for Outside Directors	Approved —

(c)	Major Activities of Finance and Operation Committee (January 1, 2014 ~ March 14, 2014)

Date	Agenda	Approval
January 29	Extension of Payment Guarantee Plan for United Spiral Pipe, LLC	Approved

(d)	Major Activities of Related Party Transaction Committee (January 1, 2014 ~ March 14, 2014)

Date	Agenda	Approval
January 28	Review of the operation of the Fair Trading Program	—

March 10	.Participating in the Offering for Capital Increase of POSCO Plantec	Approved

Major	Activities after March 14, 2014

Date	Agenda	Approval
March 20	Change in Director for voluntary compliance of Fair Trade	- Approved

(e)	Major Activities of Executive Management Committee (January 1, 2014 ~ May 14, 2014)

Session	Date	Agenda	Approval
2014-1	January 7	Disposal of Treasury Stocks as Employee Award	Approved
2014-2	February 11	U.S. LPG procurement and the construction of Storage tank & facilities	Approved
2014-3	April 15	R&D facility investment for Permanent Domain Refinement by Laser Disposal of Treasury Stocks as Employee Award	Approved Approved

39

B. Audit Committee

Under the Korean laws and our Articles of Incorporation, we are required to have an audit committee (the “Audit Committee”). The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be of Outside Directors. Members of the Audit Committee must also meet the applicable independent criteria set forth under the rules and regulations of the Financial Investment Services and Capital Markets Act. Members of the Audit Committee are elected by the shareholders at the general meeting of shareholders. Our current Audit Committee is composed of three Outside Directors. Members of our Audit Committee are Lee, Chang-Hee (Chairman), Lee, Young-Sun and Shin, Chae-Chol.

The duties of the Audit Committee include:

•	Engaging independent auditors;

•	Approving independent audit fees;

•	Approving audit and non-audit services;

•	Reviewing annual financial statements;

•	Reviewing audit results and reports, including management comments and recommendations;

•	Reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

•	Reviewing and approving all related party transactions; and

•	Examining improprieties or suspected improprieties.

Moreover, in connection with the general meeting of shareholders, the Audit Committee examines the agenda, financial statements and other reports to be submitted by the Board of Directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds its regular meetings at least once each quarter and more frequently if needed.

(1)	Composition of the Audit Committee (Auditors)

Name	Qualifications	Remarks
Kim, Il-Sup Lee, Chang-Hee Sunwoo, Young	Satisfies the requirements stipulated in the articles of incorporation	Chairman — —

40

(2)	Major Activities of the Audit Committee (Auditors) (January 1, 2014 ~ March 31, 2014)

Session	Date	Agenda	Approval
2014-1	January 28	• Report Agenda • Approval of audit and non-audit services for the review of revenue in 2013
2014-2	February 21

• Deliberation Agenda

• Assessment of the operations of the internal accounting control system for the fiscal year of 2013

• Internal audit result for the fiscal year of 2013 (Consolidated)

• Election of the external auditor

• Report Agenda

• External audit result for the fiscal year of 2013 (Consolidated)

Approved Approved Approved
2014-3	March 14	• Deliberation Agenda • Election of the Chairman of the audit committee • To nominate the director for internal auditory department	Approved Approved
2014-4	March 20	• Deliberation Agenda • Approval of audit and non-audit services for POSCO and its subsidiaries	Approved

C. Voting Rights by Shareholders

(1)	The Cumulative Voting System: The cumulative voting system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

(2)	Voting by Mail: The voting-by-mail system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

D. Compensation of Directors and Officers

(1)	Directors’ (including Outside Directors) and the Audit Committee members’ (Auditors’) Salaries

					(In millions KRW)
Category	Total Numbers	Total Payment	Average Payment	Ceiling Amount Approved at the Shareholders Meeting	Remarks
Inside Director	5	2,152	40		—
Outside Director	4	112	20	7,000	—
Members of the Audit Committee	3	76	14		—
Total	12	2,340	27		—

Payment Period: January 1, 2014 ~ March 31, 2014
Outside Directors also serving as the members of the Audit Committee are excluded in the count for the Outside Director.

41

2)	Individual remuneration amount

(In millions KRW)
Name	Experience	Total Payment
Chung, Joon-Yang	Chief Executive Officer and Representative Director	3,996
Park, Ki-Hong	President and Representative Director	1,679
Kim, Joon-Sik	President and Representative Director	1,671
Kim, Yeung Gyu	Senior Executive Vice President	920

*	refers to the retired directors as of March 2013 and retirement payment is included in the total remuneration

(3)	List of Stock Options Presented to the Executives

•	Exercise of the stock option ended on the final day of the stock options exercise period (April 28, 2012).

42

POSCO

Condensed Separate Interim Financial Statements

(Unaudited)

March 31, 2014

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of POSCO (the “Company”), which comprise the condensed separate interim statement of financial position as of March 31, 2014, the condensed separate interim statements of comprehensive income (loss), changes in equity and cash flows for the three-month periods ended March 31, 2014 and 2013, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of the condensed separate interim financial information in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed separate interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those knowledgeable about Korean review standards and their application in practice.

The separate statement of financial position of the Company as of December 31, 2013, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated February 25, 2014, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2013, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

Seoul, Korea

May 14, 2014

This report is effective as of May 14, 2014, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

POSCO

Condensed Separate Interim Statements of Financial Position

As of March 31, 2014 and December 31, 2013

(Unaudited)

(in millions of Won)	Notes	March 31, 2014		December 31, 2013
Assets
Cash and cash equivalents	20	￦	2,033,215	1,394,315
Trade accounts and notes receivable, net	4,20,32		2,989,580	3,393,444
Other receivables, net	5,20,32		364,179	281,161
Other short-term financial assets	6,14,20		1,635,672	2,318,816
Inventories	7,29		4,974,804	4,538,657
Assets held for sale	8		—	1,304
Other current assets	9		56,948	25,782

Total current assets			12,054,398	11,953,479

Long-term trade accounts and notes receivable, net	4,20		4,761	4,464
Other receivables, net	5,20		16,987	45,738
Other long-term financial assets	6,14		3,064,378	3,362,594
Investments in subsidiaries, associates and joint ventures	10		15,411,842	15,092,836
Investment property, net	11		92,916	92,879
Property, plant and equipment, net	12		23,324,364	23,240,603
Intangiable assets, net	13		426,338	438,783
Other long-term assets	9		10,468	10,902

Total non-current assets			42,352,054	42,288,799

Total assets		￦	54,406,452	54,242,278

See accompanying notes to the condensed separate interim financial statements.

3

POSCO

Condensed Separate Interim Statements of Financial Position

As of March 31, 2014 and December 31, 2013, Continued

(Unaudited)

(in millions of Won)	Notes	March 31, 2014		December 31, 2013
Liabilities
Trade accounts and notes payable	20,32	￦	1,122,696	735,457
Short-term borrowings and current installments of long-term borrowings	14,20		1,767,016	1,931,283
Other payables	15,20,32		1,466,284	791,883
Other short-term financial liabilities	16,20		42,400	46,009
Current income tax liabilities			191,455	153,278
Provisions	17		5,625	8,501
Other current liabilities	19		55,925	38,109

Total current liabilities			4,651,401	3,704,520

Long-term borrowings, excluding current installments	14,20		6,685,267	6,731,788
Other payables	15,20		109,714	124,679
Other long-term financial liabilities	16,20		186,565	231,539
Net defined benefit liabilities	18		107,067	100,650
Deferred tax liabilities			958,207	1,034,102
Other long-term liabilities	19		3,462	3,538

Total non-current liabilities			8,050,282	8,226,296

Total liabilities			12,701,683	11,930,816

Equity
Share capital	21		482,403	482,403
Capital surplus	21		1,233,051	1,233,040
Hybrid bonds	22		996,919	996,919
Reserves	23		184,512	403,939
Treasury shares	24		(1,579,093)	(1,579,123)
Retained earnings			40,386,977	40,774,284

Total equity			41,704,769	42,311,462

Total liabilities and equity		￦	54,406,452	54,242,278

See accompanying notes to the condensed separate interim financial statements.

4

POSCO

Condensed Separate Interim Statements of Comprehensive Income (Loss)

For the three-month periods ended March 31, 2014 and 2013

(Unaudited)

(in millions of Won, except per share informations)	Notes	March 31, 2014		March 31, 2013
Revenue	32	￦	7,363,850	7,684,663
Cost of sales	7,29,32		(6,393,438)	(6,646,856)

Gross profit			970,412	1,037,807
Selling and administrative expenses	25,29,32
Administrative expenses			(225,551)	(219,180)
Selling expenses			(227,157)	(237,269)

Operating profit	26		517,704	581,358

Finance income and costs	20,27
Finance income			244,002	352,010
Finance costs			(219,889)	(458,121)
Other non-operating income and expenses	26,28,32
Other non-operating income			3,382	34,240
Other non-operating expenses	29		(273,061)	(57,826)

Profit before income taxes			272,138	451,661
Income tax expense	30		(160,619)	(68,236)

Profit for the period			111,519	383,425
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss :
Remeasurements of defined benefit pension plans, net of tax	18		(9,423)	(73,150)
Items that are or may be reclassified subsequently to profit or loss :
Net changes in unrealized fair value of available-for-sale investments, net of tax	6,20,23		(219,427)	146,493

Total comprehensive income (loss), net of tax		￦	(117,331)	456,768

Basic and diluted earnings per share	31	￦	1,296	4,964

See accompanying notes to the condensed separate interim financial statements.

5

POSCO

Condensed Separate Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2014 and 2013

(Unaudited)

	Share		Capital	Hybrid		Tresury	Retained
(in millions of Won)	capital		surplus	bonds	Reserves	shares	earnings	Total
Balance as of January 1, 2013	￦	482,403	1,227,692	—	3,362	(2,391,406)	39,842,497	39,164,548
Comprehensive income :
Profit for the period		—	—	—	—	—	383,425	383,425
Other comprehensive income
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	146,493	—	—	146,493
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(73,150)	(73,150)
Transactions with owners of the Company, recognized directly in equity :
Year-end dividends		—	—	—	—	—	(463,467)	(463,467)
Disposal of treasury shares		—	7	—	—	16	—	23

Balance as of March 31, 2013	￦	482,403	1,227,699	—	149,855	(2,391,390)	39,689,305	39,157,872

	Share		Capital	Hybrid		Tresury	Retained
	capital		surplus	bonds	Reserves	shares	earnings	Total
Balance as of January 1, 2014	￦	482,403	1,233,040	996,919	403,939	(1,579,123)	40,774,284	42,311,462
Comprehensive income :
Profit for the period		—	—	—	—	—	111,519	111,519
Other comprehensive income
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	(219,427)	—	—	(219,427)
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(9,423)	(9,423)
Transactions with owners of the Company, recognized directly in equity :
Year-end dividends		—	—	—	—	—	(478,702)	(478,702)
Interest of hybrid bonds		—	—	—	—	—	(10,701)	(10,701)
Disposal of treasury shares		—	11	—	—	30	—	41

Balance as of March 31, 2014	￦	482,403	1,233,051	996,919	184,512	(1,579,093)	40,386,977	41,704,769

See accompanying notes to the condensed separate interim financial statements.

6

POSCO

Condensed Separate Interim Statements of Cash Flows

For the three-month periods ended March 31, 2014 and 2013

(Unaudited)

(in millions of Won)	Notes	March 31, 2014		March 31, 2013
Cash flows from operationg activities
Profit for the period		￦	111,519	383,425
Adjustments for :
Costs for defined benefit plans			29,856	31,388
Depreciation			499,554	465,394
Amortization			18,515	9,344
Finance income			(184,515)	(303,085)
Finance costs			164,011	382,810
Gain on disposal of property, plant and equipment			(1,149)	(2,478)
Loss on disposal of property, plant and equipment			17,669	18,769
Loss on disposal of investments in subsidiaries, associates and joint ventures			—	12,271
Impairment loss on investments in subsidiaries, associates and joint ventures			67,729	—
Income tax expense			160,619	68,236
Others, net			31,648	(14,553)
Changes in operating assets and liabilities	34		396,584	487,683
Interest received			33,327	40,480
Interest paid			(100,907)	(107,781)
Dividends received			14,758	40,417
Income taxes paid			(88,496)	(4,693)

Net cash provided by operating activities			1,170,722	1,507,627

Cash flows from investing activities
Proceeds from disposal of short-term financial instruments			1,373,031	746,067
Decrease in held-to-maturity investments			—	30,000
Collection of long-term loans			2,234	4,180
Proceeds from disposal of investment in subsidiaries, associates and joint ventures			—	5,153
Proceeds from disposal of assets held for sale			1,291	—
Acquisition of short-term financial investments			(689,886)	(1,207,760)
Acquisition of available-for-sale investments			(2,029)	(29,904)
Increase in long-term loans			(126)	(361)
Acquisition of investment in subsidiaries, associates and joint ventures			(388,564)	(415,845)
Acquisition of property, plant and equipment			(520,111)	(957,990)
Proceeds from (net payment for) disposal of property, plant and equipment			(8,546)	(7,893)
Acquisition of intangible assets			(5,165)	(33,724)

Net cash used in investing activities			(237,871)	(1,868,077)

Cash flows from financing activities
Proceeds from borrowings			1,081,689	312,031
Increase in long-term financial liabilities			698	1,593
Receipt of government grants			—	3,800
Repayment of borrowings			(1,361,843)	(399,622)
Decrease in long-term financial liabilities			(3,491)	(838)
Payment of cash dividends			(253)	(24)
Payment of interest of hybrid bonds			(10,751)	—

Net cash used in financing activities			(293,951)	(83,060)

Net increase(decrease) in cash and cash equivalents			638,900	(443,510)
Cash and cash equivalents
Cash and cash equivalents at beginning of the period			1,394,315	1,752,560

Cash and cash equivalents at end of the period		￦	2,033,215	1,309,050

See accompanying notes to the condensed separate interim financial statements.

7

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2014

(Unaudited)

1. Reporting Entity

POSCO (the “Company”) is the largest steel producer in Korea which was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets.

The shares of the Company have been listed on the Korea Exchange since 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through seven of its overseas liaison offices.

As of March 31, 2014, the shares of the Company are listed on the Korea Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

2. Statement of Compliance

Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These condensed separate interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2013. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements in accordance with K-IFRS No. 1027 “Separate Financial Statements” presented by a parent, an investor in a subsidiary, an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

Use of estimates and judgments

The preparation of the condensed interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2013.

8

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2013. The following changes in accounting policy are also expected to be reflected in the Company’s separate financial statements as of and for the year ending December 31, 2014.

(a) Changes in accounting policies

The Company has adopted the following new standards and amendments to standards with a date of initial application of January 1, 2014.

1)	K-IFRS No. 1032, “Financial Instruments: Presentation”

2)	K-IFRS No. 1036, “Impairment of Assets”

3)	K-IFRS No. 2121, “Levies”

The details of changes in accounting policies are as follows:

1) Offsetting financial assets and financial liabilities

The Company has applied the amendments to K-IFRS No. 1032, “Financial Instruments: Presentation” since January 1, 2014. The amendments, which should be applied retrospectively, require that a financial asset and a financial liability shall be offset and the net amount presented in the statement of financial position only when the Company currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

A legally enforceable right of set-off must not be contingent on a future event and must be legally enforceable in the normal course of business, the event of default and the event of insolvency or bankruptcy of the Company or the counterparties.

If the Company can settle amounts in a manner such that the outcome is, in effect, equivalent to net settlement, the Company will meet the net settlement criterion. The net settlement criterion will occur only if the gross settlement mechanism has features that eliminate or result in insignificant credit and liquidity risk, and that will process receivables and payables in a single settlement process or cycle.

2) Disclosure of impairment loss

The Company has applied the amendments to K-IFRS No. 1036, “Impairment of Assets” since January 1, 2014. The amendments, which should be applied retrospectively, require disclosure of the recoverable amount only if the Company recognized an impairment loss on goodwill or an intangible asset with an indefinite useful life for an individual asset or cash-generating unit.

3) Levies

The Company has adopted K-IFRS No. 2121, “Levies” with a date of initial application of January 1, 2014. K-IFRS No. 2121, which should be applied retrospectively, defines the obligating event that gives rise to a liability to pay a levy is the activity that triggers the payment of the levy, as identified by legislation. The liability to pay a levy is recognized progressively if the obligating event occurs over a period of time. If the obligating event is the reaching of a minimum activity threshold, the corresponding liability is recognized when that minimum activity threshold is reached. The Company shall recognize an asset if it has prepaid a levy but does not yet have a present obligation to pay that levy.

9

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

(b) Impact of changes in accounting policy

Upon adoption of K-IFRS No. 1032 and K-IFRS No. 2121, there is no impact on the Company’s prior year’s separate financial statements. Upon adoption of K-IFRS No, 1036, the Company will make the required disclosures in the annual financial statements for the year ending December 31, 2014 as applicable.

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	March 31, 2014		December 31, 2013
Current
Trade accounts and notes receivable	￦	2,996,924	3,403,316
Less: Allowance for doubtful accounts		(7,344)	(9,872)

	￦	2,989,580	3,393,444

Non-current
Trade accounts and notes receivable	￦	4,767	4,692
Less: Allowance for doubtful accounts		(6)	(228)

	￦	4,761	4,464

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ￦196,875 million and ￦203,138 million as of March 31, 2014 and December 31, 2013, respectively, and are included in short-term borrowings.

5. Other Receivables

Other receivables as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	March 31, 2014		December 31, 2013
Current
Short-term loans	￦	4,118	—
Other accounts receivable		363,066	281,667
Others		7,566	10,065
Less: Allowance for doubtful accounts		(10,571)	(10,571)

	￦	364,179	281,161

Non-current
Long-term loans	￦	22,744	54,945
Long-term other accounts receivable		5,975	2,723
Others		2,721	2,523
Less: Allowance for doubtful accounts		(14,453)	(14,453)

	￦	16,987	45,738

10

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

6. Other Financial Assets

(a)	Other short-term financial assets as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	March 31, 2014		December 31, 2013
Short-term financial instruments (*1)	￦	1,632,771	2,317,867
Cash deposits (*2)		2,901	949

	￦	1,635,672	2,318,816

(*1)	Short-term financial instruments amounting to ￦4,700 million are secured in relation to long term borrowings from National Forestry Cooperative Federation as of March 31, 2014 and December 31, 2013.
(*2)	Deposits are restricted in relation to government assigned projects.

(b)	Other long-term financial assets as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	March 31, 2014		December 31, 2013
Derivatives assets held for trading	￦	8,544	7,788
Long-term available-for-sale securities (equity instruments)		3,034,943	3,333,915
Long-term available-for-sale securities (bonds)		20,355	20,355
Long-term available-for-sale securities (others)		500	500
Cash deposits (*1)		36	36

	￦	3,064,378	3,362,594

(*1)	The Company is required to provide deposits to maintain checking accounts and accordingly the withdrawal of these deposits is restricted.

11

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

(c)	Long-term available-for-sale equity securities as of March 31, 2014 and December 31, 2013 are as follows:

	March 31, 2014								December 31, 2013
(in millions of Won)	Number of Shares	Ownership (%)	Acquisition cost		Fair Value	Net changes in fair value of available-for-sale investments	Accumulated Impairment loss	Book value	Book value
Marketable equity securities
Nippon Steel & Sumitomo Metal Corporation	238,352,000	2.38	￦	719,622	698,185	(21,437)	—	698,185	842,909
SK Telecom Co., Ltd. (*1)	1,715,317	2.12		441,995	372,405	152,690	(222,280)	372,405	419,933
KB Financial group Inc.	11,590,550	3.00		536,517	431,748	35,351	(140,120)	431,748	489,701
Hyundai Heavy Industries Co., Ltd.	1,477,000	1.94		343,506	311,647	(31,859)	—	311,647	379,589
Shinhan Financial group Inc.	4,369,881	0.92		228,778	205,384	82,748	(106,142)	205,384	206,695
Hana Financial group Inc.	2,430,498	1.00		15,633	94,546	78,913	—	94,546	106,699
Others (11 companies) (*2)				150,779	117,229	44,920	(78,470)	117,229	108,895

				2,436,830	2,231,144	341,326	(547,012)	2,231,144	2,554,421
Non-marketable equity securities
The Siam United Steel (*3)	11,071,000	12.30		34,658	62,247	50,114	(22,525)	62,247	57,643
Nacional Minerios S.A. (*3)	30,784,625	6.48		668,635	541,248	(127,387)	—	541,248	517,193
Dongbu Metal Co., Ltd. (*3)	3,000,000	10.00		98,242	79,926	(18,316)	—	79,926	85,371
Troika Fund (*3)	11,104,203,201	3.66		11,104	8,537	(2,567)	—	8,537	9,095
Others (38 companies) (*4)				123,565	111,841	250	(11,974)	111,841	110,192

				936,204	803,799	(97,906)	(34,499)	803,799	779,494

			￦	3,373,034	3,034,943	243,420	(581,511)	3,034,943	3,333,915

(*1)	As of March 31, 2014, 1,715,315 shares equivalent to 15,437,833 American Depository Receipts (“ADRs”) of SK Telecom Co., Ltd. have been pledged as collateral for the exchangeable bonds issued.
(*2)	The Company recognized ￦1,264 million of impairment loss on investment in Steel Flower Co., Ltd for the three-month period ended March 31, 2014 due to significant decline in the fair value of its shares for a prolonged period.
(*3)	Fair value is based on an analysis performed by an external professional evaluation agency.
(*4)	These non-marketable equity securities are recorded at cost since its fair value cannot be reliably measured.

7. Inventories

Inventories as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	March 31, 2014		December 31, 2013
Finished goods	￦	784,825	755,286
Semi-finished goods		1,410,941	1,259,390
By-products		11,823	13,793
Raw materials		987,108	983,902
Fuel and materials		543,468	520,236
Materials-in-transit		1,241,451	1,009,996

Others		565	586
		4,980,181	4,543,189
Less: Allowance for inventories valuation		(5,377)	(4,532)

	￦	4,974,804	4,538,657

The amount of valuation losses of inventories recognized within cost of goods sold during the three-month period ended March 31, 2014 and the year ended December 31, 2013 were ￦5,377 million and ￦4,532 million, respectively.

12

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

8. Non-current Assets Held for Sale

Details of non-current assets held for sale as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	March 31, 2014		December 31, 2013
Investment in associates (*1)	￦	—	1,304

(*1)	The Company determined to dispose of the shares of POSVINA Co., Ltd., an associate of the Company, and classified it as assets held for sale as of December 31, 2013. The Company completed the disposal of this investment during the three-month period ended March 31, 2014 and recognized a loss on disposal of asset held for sale of ￦14 million.

9. Other Assets

Other current assets and other long-term assets as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	March 31, 2014		December 31, 2013
Other current assets
Advance payments	￦	5,454	4,871
Prepaid expenses		51,494	20,911

	￦	56,948	25,782

Other long-term assets
Long-term prepaid expenses	￦	6,671	6,980
Others		3,810	3,935
Less : Allowance for doubtful accounts		(13)	(13)

	￦	10,468	10,902

13

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

10. Investments in Subsidiaries, Associates and Joint ventures

(a)	Details of subsidiaries and carrying values as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)
[Domestic]	Country	Principal operations	Ownership (%)	March 31, 2014		December 31, 2013
Daewoo International. Co., Ltd.	Korea	Trading	60.31	￦	3,371,481	3,371,481
POSCO E&C Co., Ltd.	Korea	Engineering and Construction	89.53		1,510,716	1,510,716
POSCO Energy Corp.	Korea	Generation of Electricity	89.02		658,176	658,176
POSCO Specialty Steel Co., Ltd.	Korea	Steel manufacturing and sales	72.09		628,842	628,842
POSCO P&S Co., Ltd.	Korea	Steel sales and service	95.31		421,927	421,927
POSCO AST Co., Ltd.	Korea	Steel manufacturing and sales	100.00		176,609	176,609
POSCO Coated & Color Steel Co., Ltd.	Korea	Coated steel manufacturing	56.87		108,421	108,421
POSCO M-TECH Co., Ltd. (*1)	Korea	Packing materials manufacturing	48.85		107,278	107,278
POSTECH Venture Capital Corp	Korea	Investment in venture companies	95.00		103,780	103,780
POSCO Chemtec Company Ltd.	Korea	Manufacturing and sales	60.00		100,535	100,535
POSCO ICT Co., Ltd.	Korea	Computer hardware and software distribution	65.38		70,990	70,990
POSMATE Co., Ltd.	Korea	Business facility maintenance	54.46		63,222	63,222
POS-HiMETAL Co., Ltd.	Korea	Steel manufacturing and sales	65.00		49,452	49,452
POSCO Family Strategy Fund	Korea	Financial investment	60.79		40,000	40,000
Busan E&E Co. Ltd. (*2)	Korea	Municipal solid waste fuel and power generation	70.00		30,148	30,148
Others (12 companies)					178,264	178,264

				￦	7,619,841	7,619,841

[Foreign]	Country	Principal operations	Ownership (%)	March 31, 2014		December 31, 2013
PT. KRAKATAU POSCO	Indonesia	Steel manufacturing and sales	70.00	￦	856,867	808,492
POSCO-Thainox Public Co., Ltd.	Thailand	Stainless steel manufacturing and sales	84.93		340,249	340,249
POSCO Australia Pty. Ltd.	Australia	Iron ore sales and mine development	100.00		330,623	330,623
POSCO WA Pty. Ltd.	Australia	Steel sales and mine development	100.00		515,344	446,093
POSCO Maharashtra Steel Private Ltd.	India	Steel manufacturing and sales	100.00		419,570	355,987
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	58.60		284,659	284,753
POSCO China Holding Corp.	China	Investment management	100.00		240,430	240,430
POSCO-India Private Ltd.	India	Steel manufacturing and sales	99.99		184,815	184,815
POSCO-Mexico S.A. DE C.V.	Mexico	Plate steel manufacturing	84.84		181,921	182,080
POSCO-Vietnam Co., Ltd.	Vietnam	Steel manufacturing	85.00		157,167	157,295
POSCO VST Co., Ltd.	Vietnam	Stainless steel manufacturing	95.65		145,245	145,288
POSCO America Corporation	USA	Trading-Steel	99.45		140,381	140,381
POSCO (Guangdong) Automotive Steel Co., Ltd.	China	Steel manufacturing and selling	83.64		131,210	131,291
POSCO ASSAN TST STEEL Industry	Turkey	Steel manufacturing and sales	60.00		95,588	95,710
POSCO Investment Co., Ltd.	Hong Kong	Finance	99.99		87,387	87,211
POSCO-JAPAN Co., Ltd.	Japan	Trading-Steel	100.00		68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	70.00		65,982	65,982
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	90.00		62,494	62,494
POSCO Electrical Steel Inida Private Limited	India	Electrical steel manufacturing and sales	100.00		58,607	58,662
POSCO-Africa(Proprietary) LIMITED	South Africa	Trading	100.00		50,297	50,297
POSCO China Dalian Plate Processing Center Co., Ltd.	China	Heavy plate processing and marketing	80.00		32,992	32,992
POSCO Asia Co., Ltd.	Hong Kong	Steel transit trade	100.00		32,189	32,189
POSCO (Guangdong) Steel Co., Ltd.	China	Plate steel manufacturing	87.04		31,299	31,299
POSCO-Malaysia SDN. BHD.	Malaysia	Steel manufacturing and sales	80.07		31,027	31,027
POSCO-URUGUAY S.A.	Uruguay	Wood manufacturing and sales	98.04		29,341	29,341
Others (31 companies)					315,568	303,306

					4,889,688	4,696,723

				￦	12,509,529	12,316,564

(*1)	As of March 31, 2014, this was classified as an investment in a subsidiary as the Company has control over of more than half of the voting rights by virtue of agreement with Postech, which has 4.72% of ownership in POSCO M-TECH Co., Ltd.
(*2)	As of March 31, 2014, this investment is collateral for the Company’s guarantee provided for certain borrowings of its subsidiary from banks.

14

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

(b)	Details of associates and carrying values as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)
[Domestic]	Country	Principal operations	Ownership (%)	March 31, 2014		December 31, 2013
EQP POSCO Global No 1 Natual Resources PEF	Korea	Mine investment	25.80	￦	169,106	169,106
POSCO PLANTEC Co., Ltd.(*1)	Korea	Industrial machinery manufacturing	34.52		138,920	185,786
SNNC Co., Ltd.	Korea	Material manufacturing	49.00		100,655	100,655
Others (5 companies)					21,572	18,921

					430,253	474,468

[Foreign]
Nickel Mining Company SAS	New Caledonia	Raw material manufacturing and sales	49.00		189,197	189,197
7623704 Canada Inc.	Canada	Mine investment	10.40		124,341	124,341
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	China	Tinplate manufacturing and sales	24.00		11,003	11,003
Others (8 companies)					26,227	26,188

					350,768	350,729

				￦	781,021	825,197

(*1)	As of March 31, 2014, there is objective evidence of impairment due to a prolonged decline on the fair value of the security. The Company recognized impairment loss of ￦67,729 million.

(c)	Details of joint ventures and carrying values as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	Country	Principal operations	Ownership (%)	March 31, 2014		December 31, 2013
Roy Hill Holdings Pty Ltd	Australia	Mine development	10.00	￦	1,106,110	983,569
POSCO-NPS Niobium LLC.	USA	Mine development	50.00		364,609	364,609
KOBRASCO	Brazil	Facilities lease	50.00		98,962	98,962
CSP-Compania Siderurgica do Pecem	Brazil	Steel manufacturing and sales	20.00		441,607	393,925
Others (4 companies)					110,004	110,010

				￦	2,121,292	1,951,075

15

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

11. Investment Property, Net

Changes in the carrying value in investment property for the three-month period ended March 31, 2014 and the year ended December 31, 2013 were as follows:

1)	For the three-month period ended March 31, 2014

(in millions of Won)	Beginning		Depreciation (*1)	Transfer (*2)	Ending
Land	￦	36,020	—	347	36,367
Buildings		52,682	(604)	307	52,385
Structures		4,177	(40)	27	4,164

Total	￦	92,879	(644)	681	92,916

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to change in rental ratio and the purpose of use.

2)	For the year ended December 31, 2013

(in millions of Won)	Beginning		Depreciation (*1)	Transfer (*2)	Ending
Land	￦	41,811	—	(5,791)	36,020
Buildings		63,697	(2,793)	(8,222)	52,682
Structures		5,018	(186)	(655)	4,177

Total	￦	110,526	(2,979)	(14,668)	92,879

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred to property, plant and equipment in relation to change in rental ratio and the purpose of use.

16

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

12. Property, Plant and Equipment, Net

Changes in the carrying value of property, plant and equipment for the three-month period ended March 31, 2014 and the year ended December 31, 2013 were as follows:

1)	For the three-month period ended March 31, 2014

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others (*1)	Ending
Land	￦	1,397,271	39	(3)	—	899	1,398,206
Buildings		2,637,774	2,300	(476)	(62,070)	94,252	2,671,780
Structures		2,469,046	33	(84)	(48,110)	171,847	2,592,732
Machinery and equipment		13,202,710	13,245	(7,379)	(377,045)	956,041	13,787,572
Vehicles		10,769	3	—	(1,996)	662	9,438
Tools		25,680	839	(32)	(3,907)	906	23,486
Furniture and fixtures		47,394	2,145	—	(5,623)	292	44,208
Finance lease assets		7,007	—	—	(159)	—	6,848
Construction-in-progress		3,442,952	576,943	—	—	(1,229,801)	2,790,094

Total	￦	23,240,603	595,547	(7,974)	(498,910)	(4,902)	23,324,364

(*1)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment and investment property.

2) For the year ended December 31, 2013

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others (*1)	Ending
Land	￦	1,367,822	—	(627)	—	30,076	1,397,271
Buildings		2,734,839	7,034	(8,628)	(241,678)	146,207	2,637,774
Structures		2,113,750	16,624	(5,519)	(181,725)	525,916	2,469,046
Machinery and equipment		12,888,614	113,921	(57,800)	(1,456,354)	1,714,329	13,202,710
Vehicles		13,039	794	(4)	(8,682)	5,622	10,769
Tools		29,693	4,006	(9)	(15,118)	7,108	25,680
Furniture and fixtures		67,431	2,819	(875)	(24,829)	2,848	47,394
Finance lease assets		7,644	—	—	(637)	—	7,007
Construction-in-progress		2,943,903	3,009,545	—	—	(2,510,496)	3,442,952

Total	￦	22,166,735	3,154,743	(73,462)	(1,929,023)	(78,390)	23,240,603

(*1)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment and investment property.

17

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

13. Intangible Assets, Net

Changes in the carrying value of intangible assets for the three-month period ended March 31, 2014 and the year ended December 31, 2013 were as follows:

1)	For the three-month period ended March 31, 2014

(in millions of Won)	Beginning		Acquisitions	Amortization	Transfer (*2)	Ending
Intellectual property rights	￦	13,812	—	(487)	1,203	14,528
Membership (*1)		48,877	—	—	—	48,877
Development expense		29,468	—	(12,052)	136,382	153,798
Port facilities usage rights		172,209	—	(3,055)	—	169,154
Construction in progress		153,719	5,114	—	(138,822)	20,011
Other intangible assets		20,698	51	(2,921)	2,142	19,970

	￦	438,783	5,165	(18,515)	905	426,338

(*1)	Economic useful life of membership is indefinite.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment.

2)	For the year ended December 31, 2013

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment (*2)	Transfer (*3)	Ending
Intellectual property rights	￦	8,904	—	(291)	(1,625)	—	6,824	13,812
Membership (*1)		49,560	1,022	(1,124)	—	(581)	—	48,877
Development expense		30,092	1,902	—	(16,156)	—	13,630	29,468
Port facilities usage rights		87,983	—	—	(10,265)	—	94,491	172,209
Construction in progress		96,035	98,459	—	—	—	(40,775)	153,719
Other intangible assets		21,267	1,658	—	(10,021)	—	7,794	20,698

	￦	293,841	103,041	(1,415)	(38,067)	(581)	81,964	438,783

(*1)	Economic useful life of membership is indefinite.
(*2)	Since the carrying amount exceeded recoverable amount, impairment loss on memberships was recognized.
(*3)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment.

18

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

14. Borrowings

(a)	Borrowings as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	March 31, 2014		December 31, 2013
Short-term borrowings
Short-term borrowings	￦	1,220,321	203,138
Current portion of long-term borrowings		234,486	188,381
Current portion of loans from foreign financial institutions		935	927
Current portion of debentures		311,620	1,540,109
Less : Current portion of discount on debentures issued		(346)	(1,272)

	￦	1,767,016	1,931,283

Long-term borrowings
Long-term borrowings	￦	553,662	648,251
Loans from foreign financial institutions		920	1,140
Debentures		6,153,883	6,107,973
Less : Discount on debentures issued		(35,632)	(38,167)
Add : Premium on debentures redemption		12,434	12,591

	￦	6,685,267	6,731,788

(b)	Short-term borrowings as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)			Annual
Bank	Issuance date	Maturity date	interest rate (%)	March 31, 2014		December 31, 2013
Mizuho	2014.01.06~ 2014.03.12	2014.04.07~ 2014.06.09	0.53~0.55	￦	208,160	—
Credit agricole	2014.01.07~ 2014.02.19	2014.04.07~ 2014.05.12	0.54~0.57		104,204	—
Deutsche	2014.01.10~ 2014.03.14	2014.04.10~ 2014.06.10	0.53~0.54		207,901	—
BTMU	2014.01.14~ 2014.02.06	2014.04.14~ 2014.05.07	0.54		100,922	—
RBS	2014.01.15~ 2014.03.13	2014.04.15~ 2014.06.09	0.56~0.57		127,007	—
ING	2014.02.25~ 2014.03.31	2014.05.12~ 2014.06.30	0.61		100,538	—
DBS	2014.02.25~ 2014.03.12	2014.05.12~ 2014.06.09	0.58		108,520	—
HSBC	2014.03.21	2014.06.19	0.58		66,194	—
Others (Transfer of account receivables not qualify for derecognition)					196,875	203,138

				￦	1,220,321	203,138

19

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

(c)	Current portion of long-term borrowings as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	Borrowers	Issuance date	Maturity date	Annual interest rate (%)	March 31, 2014		December 31, 2013
Borrowings	Woori Bank and others	2006.10.31~ 2011.04.28	2017.03.15~ 2024.06.15	0.75~1.75	￦	15,489	14,969
Borrowings	Korea Expert-Import Bank of Korea	2010.02.18~ 2011.03.23	2017.02.18~ 2018.03.23	4.09~4.50		218,997	173,412
Loans from foreign financial institutions	NATIXIS (*1)	1984.06.30~ 1986.03.31	2014.12.30~ 2017.03.31	2.00		935	927
Debentures	Domestic debentures 292	—	—	—		—	499,975
Debentures	Samurai Bond of 10th	2011.10.20	2014.10.20	1.67		311,274	300,921
Debentures	Global Bond of 1st	—	—	—		—	737,941

					￦	546,695	1,728,145

(*1)	As of March 31, 2014, and December 31, 2013, Korea Development Bank has provided guarantees to the Company for loans from foreign financial institutions.

(d)	Long-term borrowings excluding current portion, as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	Borrowers	Issuance date	Maturity date	Annual interest rate (%)	March 31, 2014		December 31, 2013
Borrowings	Woori Bank and others (*1)	2006.10.31~ 2013.05.08	2017.03.15~ 2041.05.08	0.75~1.75	￦	67,311	71,194
Borrowings	Korea National Oil Corporation	2007.12.27~ 2013.12.30	2022.06.25~ 2026.12.29	Government bond -2.25		13,767	13,593
Borrowings	Korea Expert-Import	2010.02.18~	2017.02.18~	4.09~4.50		472,584	563,464
	Bank of Korea	2013.07.03	2018.03.23
Loans from foreign financial institutions	NATIXIS (*2)	1986.03.31	2017.03.31	2.00		920	1,140
Debentures	Domestic debentures 301 and others	2010.08.04~ 2013.10.04	2015.08.04~ 2023.10.04	3.35~4.81		3,293,027	3,292,417
Debentures	Exchangeable Bond (*3) and others	2006.08.10~ 2013.12.11	2016.08.10~ 2021.12.22	0~5.88		2,837,658	2,789,980

					￦	6,685,267	6,731,788

(*1)	Short-term financial instruments amounting to ￦4,700 million are collateral for long-term borrowings from National Forestry Cooperative Federation as of March 31, 2014 and December 31, 2013.
(*2)	As of March 31, 2014 and December 31, 2013, Korea Development Bank has provided guarantees to the Company for loans from foreign financial institutions.
(*3)	The Company issued bonds exchangeable to SK Telecom Co., Ltd. ADRs through Zeus (Cayman) Ltd., an SPV. The Company accounted for these exchangeable bonds as long-term borrowings. The Company provides guarantees for Zeus (Cayman) Ltd.

20

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

15. Other Payables

Other payables as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	March 31, 2014		December 31, 2013
Current
Accounts payable	￦	572,572	463,196
Accrued expenses		390,380	306,723
Dividend payable		487,579	9,180
Finance lease liabilities		1,149	1,124
Withholdings		14,604	11,660

	￦	1,466,284	791,883

Non-current
Long-term accounts payable	￦	89,035	91,827
Accrued expenses		13,605	22,922
Finance lease liabilities		4,806	5,042
Long-term withholdings		2,268	4,888

	￦	109,714	124,679

16. Other Financial Liabilities

Other financial liabilities as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	March 31, 2014		December 31, 2013
Current
Derivative instruments liabilites	￦	33,177	36,964
Financial guarantee liabilities		9,223	9,045

	￦	42,400	46,009

Non-current
Derivative instruments liabilites	￦	131,684	175,463
Financial guarantee liabilities		54,881	56,076

	￦	186,565	231,539

21

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

17. Provisions

Changes in provisions for the three-month period ended March 31, 2014 and the year ended December 31, 2013 were as follows:

(a)	For the three-month period ended March 31, 2014

(in millions of Won)	Beginning		Increase	Utilization	Ending
Estimated allowance at the end of period (*1)	￦	8,501	2,986	(5,862)	5,625

(*1)	Represents the provision for bonuses for executives.

(b)	For the year ended December 31, 2013

(in millions of Won)	Beginning		Increase	Utilization	Ending
Estimated allowance at the end of period (*1)	￦	6,239	12,428	(10,166)	8,501

(*1)	Represents the provision for bonuses for executives.

18. Employee Benefits

(a)	Defined contribution plans

The Company operates a defined contribution plan for participating employees. Though the Company pays fixed contributions into a separate fund, employee benefits in the future relating to employee service rendered is based on the contributions to the funds and the investment earnings on it. Plan assets are managed by a trustee within a fund separate from Company’s assets.

The expense related to post-employment benefit plans under defined contribution plans for the three-month periods ended March 31, 2014 and 2013 were as follows:

(in millions of Won)	March 31, 2014		March 31, 2013
Expense related to post-employment benefit plans under defined contribution plans	￦	4,463	3,505

(b)	Defined benefit plans

The Company also operates a defined benefit pension plan for employees. The employees who chose a defined benefit pension plan will receive a defined payment upon termination of their employment if they fulfill the condition to qualify as a recipient. Before the termination of employment, the Company recognizes the pension liability related to defined benefit plans at the end of the reporting period, and measures it at the present value of the defined benefit obligation less the fair value of the plan assets. The Company uses the projected unit credit method in the actuarial valuation of plan assets and the defined benefit obligation.

22

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

(c)	The amounts recognized in relation to net defined benefit obligations in the statements of financial position as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	March 31, 2014		December 31, 2013
Present value of funded obligations	￦	921,558	905,918
Fair value of plan assets		(814,491)	(805,268)

Net defined benefit liabilities	￦	107,067	100,650

(d)	Changes in present value of defined benefit obligations for the three-month period ended March 31, 2014 and the year ended December 31, 2013 were as follows:

(in millions of Won)	March 31, 2014		December 31, 2013
Defined benefit obligation at the beginning of period	￦	905,918	817,618
Current service costs		29,685	118,975
Interest costs		8,149	27,942
Remeasurement		11,189	11,553
Benefits paid		(33,383)	(70,170)

Defined benefit obligation at the end of period	￦	921,558	905,918

(e)	Changes in fair value of plan assets for the three-month period ended March 31, 2014 and the year ended December 31, 2013 were as follows:

(in millions of Won)	March 31, 2014		December 31, 2013
Fair value of plan assets at the beginning of period	￦	805,268	677,362
Interest on plan assets		7,978	24,261
Remeasurement of plan assets		(1,242)	86
Contributions to plan assets		15,000	140,000
Benefits paid		(12,513)	(36,441)

Fair value of plan assets at the end of period	￦	814,491	805,268

(f)	The amounts recognized in the statements of comprehensive income for the three-month periods ended March 31, 2014 and 2013 were as follows:

(in millions of Won)	March 31, 2014		March 31, 2013
Current service costs	￦	29,685	30,467
Net interest costs		171	921

	￦	29,856	31,388

23

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

19. Other Liabilities

Other liabilities as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	March 31, 2014		December 31, 2013
Current
Advances received	￦	21,215	20,912
Withholding		32,571	15,905
Unearned revenue		2,139	1,292

	￦	55,925	38,109

Non-current
Unearned revenue	￦	462	538
Others		3,000	3,000

	￦	3,462	3,538

20. Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	March 31, 2014		December 31, 2013
Financial assets at fair value through profit or loss
Derivatives assets held for trading	￦	8,544	7,788
Available-for-sale financial assets		3,055,798	3,354,770
Loans and receivables		6,879,470	7,263,709

	￦	9,943,812	10,626,267

2)	Financial liabilities as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	March 31, 2014		December 31, 2013
Financial liabilities at fair value through profit or loss
Derivatives liabilities held for trading	￦	164,861	212,427

Financial liabilities measured as amortised cost
Trade accounts and notes payable		1,122,696	735,457
Borrowings		8,452,283	8,663,071
Financial guarantee liabilities (*1)		64,104	65,121
Others		1,548,401	916,562

		11,187,484	10,380,211

	￦	11,352,345	10,592,638

24

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

(*1)	Financial liabilities were recognized in connection with financial guarantee contracts as of March 31, 2014. The details of the amount of guarantees provided are as follows:

(in millions of Won)
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
POSCO(Guangdong)	ANZ	USD	10,000,000	10,688
Automotive Steel Co., Ltd.	BOA	USD	30,000,000	32,064
	BTMU	USD	24,000,000	25,651
	ING	USD	23,600,000	25,224
	SMBC	USD	35,000,000	37,408
Zhangjiagang Pohang	BTMU	USD	30,000,000	32,064
Stainless Steel Co., Ltd.	Credit Agricole	USD	50,000,000	53,440
	Mizuho	USD	80,000,000	85,504
POSCO Maharashtra	Citi	USD	60,000,000	64,128
Steel Pvt. Ltd.	DBS	USD	100,000,000	106,880
	HSBC	USD	80,000,000	85,504
	ING	USD	30,000,000	32,064
	KDB	USD	30,000,000	32,064
	The Export-Import Bank of Korea	USD	193,000,000	206,278
	SCB	USD	73,069,000	78,096
POSCO ASSAN TST	HSBC	USD	27,000,000	28,858
STEEL Industry	ING	USD	45,000,000	48,096
	KDB	USD	45,000,000	48,096
	SMBC	USD	71,392,500	76,304
POSCO Electrical Steel	ING	USD	50,000,000	53,440
India Private Limited	SCB	USD	33,784,000	36,108
POSCO Investment Co., Ltd.	BOA	USD	45,000,000	48,096
	BOC	CNY	350,000,000	60,218
	BTMU	USD	30,000,000	32,064
	HSBC	USD	50,000,000	53,440
	ING	USD	30,000,000	32,064
	JP Morgan	USD	50,000,000	53,440
	Mizuho	USD	50,000,000	53,440
	SCB	USD	45,000,000	48,096
	SMBC	USD	30,000,000	32,064
POSCO-Mexico S.A. DE C.V	BOA	USD	40,000,000	42,752
	HSBC	USD	40,000,000	42,752
	KDB	USD	50,000,000	53,440
	Mizuho	USD	45,000,000	48,096
	SMBC	USD	69,725,000	74,522
POSCO-Vietnam Co., Ltd.	The Export-Import Bank of Korea	USD	196,000,000	209,485
POSCO-VST Co., Ltd.	ANZ	USD	25,000,000	26,720
	HSBC	USD	20,000,000	21,376
	Mizuho	USD	20,000,000	21,376
POSUK Titanium LLP	Shinhan Bank	USD	18,000,000	19,238
PT. KRAKATAU POSCO	ANZ	USD	73,500,000	78,557
	BOA	USD	35,000,000	37,408
	BTMU	USD	119,000,000	127,187
	Credit Suisse AG	USD	91,000,000	97,261
	HSBC	USD	91,000,000	97,261
	The Export-Import Bank of Korea	USD	567,000,000	606,010
	Mizuho	USD	105,000,000	112,224
	SCB	USD	107,800,000	115,217
	SMBC	USD	140,000,000	149,632
	The Tokyo Star Bank, Ltd	USD	21,000,000	22,445
United Spiral Pipe, LLC	Shinhan Bank	USD	24,500,000	26,186

		USD	3,349,370,500	3,579,808
		CNY	350,000,000	60,218

25

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

3)	Financial income and costs by category of financial instrument for the three-month periods ended March 31, 2014 and 2013 were as follows:

 March 31, 2014

	Financial income and costs
(in millions of Won)	Interest income (cost)		Dividend income (*1)	Gain and loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	￦	—	—	—	—	—	756	756	—
Available-for-sale financial assets		64	27,878	—	—	7,073	(1,264)	33,751	(219,427)
Loans and receivables		30,797	—	31,855	725	(4)	(328)	63,045	—
Financial liabilities at fair value through profit or loss		—	—	—	—	5,278	33,086	38,364	—
Financial liabilities at amortised cost		(73,059)	—	(33,151)	(75,641)	1,500	(45)	(180,396)	—

	￦	(42,198)	27,878	(1,296)	(74,916)	13,847	32,205	(44,480)	(219,427)

(*1)	Financial income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ￦68,593 million for the three-month period ended March 31, 2014.

‚ March 31, 2013

	Financial income and costs
(in millions of Won)	Interest income (cost)		Dividend income (*1)	Gain and loss on foreign currency transactions	Gain and loss on foreign currency translations	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	￦	—	—	—	—	672	672	—
Available-for-sale financial assets		916	35,542	—	—	(101,871)	(65,413)	146,493
Held-to-maturity investments		367	—	—	—	—	367	—
Loans and receivables		39,219	—	7,225	15,189	(131)	61,502	—
Financial liabilities at fair value through profit or loss		—	—	—	—	(51,495)	(51,495)	—
Financial liabilities at amortised cost		(76,388)	—	(33,438)	(50,935)	(42)	(160,803)	—

	￦	(35,886)	35,542	(26,213)	(35,746)	(152,867)	(215,170)	146,493

(*1)	Financial income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ￦109,059 million for the three-month period ended March 31, 2013.

26

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

(b)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of March 31, 2014 and December 31, 2013 are as follows :

	March 31, 2014			December 31, 2013
(in millions of Won)	Book Value		Fair Value	Book Value		Fair Value
Assets measured at fair value
Available-for-sale financial assets (*1)	￦	2,924,089	2,924,089	￦	3,224,711	3,224,711
Derivatives assets held for trading (*2)		8,544	8,544		7,788	7,788

		2,932,633	2,932,633		3,232,499	3,232,499

Assets measured amortised cost (*3)
Cash and cash equivalents		2,033,215	2,033,215		1,394,315	1,394,315
Trade accounts and notes receivable		2,994,341	2,994,341		3,397,908	3,397,908
Loans and other receivables		1,851,914	1,851,914		2,471,486	2,471,486

		6,879,470	6,879,470		7,263,709	7,263,709

Liabilities measured at fair value
Derivatives liabilities held for trading (*2)		164,861	164,861		212,427	212,427
Liabilities measured amortised cost (*3)
Trade accounts and notes payable		1,122,696	1,122,696		735,457	735,457
Borrowings		8,452,283	8,816,755		8,663,071	8,943,063
Financial guarantee liabilities		64,104	64,104		65,121	65,121
Others		1,548,401	1,548,401		916,562	916,562

	￦	11,187,484	11,551,956	￦	10,380,211	10,660,203

(*1)	The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average cost of capital of evaluated companies are used as a discount rate. Available-for-sale financial assets which are not measured at fair value are excluded.
(*2)	The fair value of derivatives is measured using valuation models such as Black-scholes model and others in which the market yields on government bonds are used as a discount rate.
(*3)	The fair value of financial assets and liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings since the fair value is close to their carrying amounts.

27

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

2)	The fair value hierarchy

	The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in measurements.

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	inputs, other than quoted prices, that are observable for the asset or liability, either directly or indirectly.

Level 3:	inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

‚	The fair values of financial instruments by fair value hierarchy as of March 31, 2014 and December 31, 2013 are as follows:

a. March	31, 2014

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial Assets
Available-for-sale financial assets	￦	2,231,144	—	692,945	2,924,089
Derivatives assets held for trading		—	8,544	—	8,544

	￦	2,231,144	8,544	692,945	2,932,633

Financial Liabilities
Derivatives liabilities held for trading	￦	—	164,861	—	164,861

b. December	31, 2013

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial Assets
Available-for-sale financial assets	￦	2,554,421	—	670,290	3,224,711
Derivatives assets held for trading		—	7,788	—	7,788

	￦	2,554,421	7,788	670,290	3,232,499

Financial Liabilities
Derivatives liabilities held for trading	￦	—	212,427	—	212,427

3)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the separate financial statements as of and for the year ended December 31, 2013.

28

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

21. Share Capital and Capital Surplus

(a)	Share capital as of March 31, 2014 and December 31, 2013 are as follows:

(Share, in Won)	March 31, 2014		December 31, 2013
Authorized shares		200,000,000	200,000,000
Par value	￦	5,000	5,000
Issued shares (*1)		87,186,835	87,186,835
Shared capital (*2)	￦	482,403,125,000	482,403,125,000

(*1)	As of March 31, 2014, total shares of ADRs of 53,749,064 are equivalent to 13,437,266 of common stock.
(*2)	As of March 31, 2014, the difference between the ending balance of common stock and the par value of issued common stock is ￦46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	March 31, 2014		December 31, 2013
Share premium	￦	463,825	463,825
Gain on disposal of treasury shares		769,226	769,215

	￦	1,233,051	1,233,040

29

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

22. Hybrid Bonds

Hybrid bonds classified as equity as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Rate of interest (%)	March 31, 2014		December 31, 2013
Hybrid bond 1-1 (*1)	2013-06-13	2043-06-13	4.30	￦	800,000	800,000
Hybrid bond 1-2 (*1)	2013-06-13	2043-06-13	4.60		200,000	200,000
Issuance cost					(3,081)	(3,081)

				￦	996,919	996,919

(*1)	Details of hybrid bonds as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2
Issue price	800,000	200,000
Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)

Interest rate	Issue date ~ 2018-06-12 : 4.3%	Issue date ~ 2023-06-12 : 4.6%
	reset every 5 years as follows;	reset every 10 years as follows;
	• After 5 years : return on government bond (5 years) + 1.3%	• After 10 years : return on government bond (10 years) + 1.4%
	• After 10 years : addtionally + 0.25% according to Step-up clauses	• After 10 years : addtionally + 0.25% according to Step-up clauses
	• After 25 years : addtionally + 0.75%	• After 30 years : addtionally + 0.75%

Interest payments	Quaterly	Quaterly
condition	(Optional deferral of interest payment is available to the Company)	(Optional deferral of interest payment is available to the Company)

Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 10 and interest payment date afterwards

The Company holds the right to extend the maturity dates of the hybrid bonds and to defer interest payments for the hybrid bonds. If interest payments for the hybrid bonds are deferred, the Company cannot declare or pay dividends attributable to common stock. Since the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the hybrid bonds have been classified as equity instruments. The interest accumulated but not paid on the hybrid bonds as of March 31, 2014 amounts to ￦2,251 million.

23. Reserves

(a)	Reserves as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	March 31, 2014		December 31, 2013
Accumulated changes in the unrealized fair value of available-for-sale investments, net of tax	￦	184,512	403,939

24. Treasury Shares

As of March 31, 2014, the Company holds 7,403,072 shares of treasury stock for price stabilization in accordance with the Board of Director’s resolution.

30

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

25. Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for the three-month periods ended March 31, 2014 and 2013 were as follows:

(in millions of Won)	March 31, 2014		March 31, 2013
Wages and salaries	￦	52,368	50,470
Expenses related to post-employment benefits		7,835	6,718
Other employee benefits		12,042	10,669
Travel		3,021	3,635
Depreciation		5,932	6,225
Amortization		13,063	4,648
Rental		17,790	11,777
Repairs		3,676	3,787
Advertising		20,916	17,352
Research and development		23,599	48,136
Service fees		46,764	38,966
Vehicles maintenance		1,746	1,817
Industry association fee		3,540	3,107
Training		1,621	1,666
Conference		1,215	1,132
(Reversal of) bad debt expenses		503	(656)
Others		9,920	9,731

	￦	225,551	219,180

(b)	Selling expenses

Selling expenses for the three-month periods ended March 31, 2014 and 2013 were as follows:

(in millions of Won)	March 31, 2014		March 31, 2013
Freight and custody expenses	￦	206,075	216,208
Operating expenses for distribution center		2,469	2,134
Sales commissions		15,413	14,541
Sales advertising		260	470
Sales promotion		1,137	1,471
Sample		443	372
Sales insurance premium		1,360	2,073

	￦	227,157	237,269

31

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

26. Adjusted Operating Profit

Adjusted operating profits which include the other profits or losses excluded in operating profit but reflect the results of the Company’s operations for the three-month periods ended March 31, 2014 and 2013 were as follows:

(in millions of Won)	March 31, 2014		March 31, 2013
Operating profits on the statement of comprehensive income	￦	517,704	581,358

Add
Gain on disposals of property, plant, and equipment		1,149	2,478
Gain on disposals of other long-term assets		—	246
Gain on disposals of investment in subsidiaries, associates and joint ventures		—	14,544
Others		2,233	16,972

		3,382	34,240

Deduct
Loss on disposals of property, plant and equipment		(17,669)	(18,769)
Other provision for doubtful account		(25,704)	—
Donations		(18,958)	(12,331)
Idle tangible assets expenses		(238)	(6,920)
Impairment loss on investment in subsidiaries, associates and joint ventures		(67,729)	—
Loss on disposals of investment in subsidiaries, associates and joint ventures		—	(12,271)
Others		(142,763)	(7,535)

		(273,061)	(57,826)

Adjusted operating profit	￦	248,025	557,772

27. Finance Income and Costs

Details of finance income and costs for the three-month periods ended March 31, 2014 and 2013 were as follows:

(in millions of Won)	March 31, 2014		March 31, 2013
Finance income
Interest income	￦	30,860	40,502
Dividend income		96,471	144,601
Gain on foreign currency transactions		53,386	48,926
Gain on foreign currency translation		9,499	117,309
Gain on valuation of derivatives		39,111	672
Gain on derivative transactions		6,102	—
Gain on redemption of debentures		1,500	—
Gain on disposals of available-for-sale investment		7,073	—

	￦	244,002	352,010

Finance costs
Interest expenses	￦	73,058	76,388
Loss on foreign currency transactions		54,682	75,139
Loss on foreign currency translation		84,415	153,055
Loss on valuation of derivatives		5,269	51,495
Loss on derivative transactions		824	—
Impairment loss on available-for-sale investment		1,264	101,871
Others		377	173

	￦	219,889	458,121

32

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

28. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2014 and 2013 were as follows:

(in millions of Won)	March 31, 2014		March 31, 2013
Other non-operating income
Gain on disposals of property, plant and equipment	￦	1,149	2,478
Gain on disposals of other long-term assets		—	246
Gain on disposals of investment in subsidiaries, associates and joint ventures		—	14,544
Others		2,233	16,972

	￦	3,382	34,240

Other non-operating expenses
Loss on disposals of property, plant and equipment	￦	17,669	18,769
Other provision for doubtful account		25,704	—
Donations		18,958	12,331
Idle tangible assets expenses		238	6,920
Impairment loss on investment in subsidiaries, associates and joint ventures		67,729	—
Loss on disposals of investment in subsidiaries, associates and joint ventures		—	12,271
Others(*1)		142,763	7,535

	￦	273,061	57,826

(*1)	As a result of Korea National Tax Service’s periodic audit of tax payments and refunds of the Company, the Company recognized additional tax payments amounting to ￦137,917 million, primarily related to VAT, in the three-month period ended March 31, 2014.

29. Expenses by nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the three-month periods ended March 31, 2014 and 2013 were as follows (excluding financial costs and income tax expense):

(in millions of Won)	March 31, 2014		March 31, 2013
Changes in inventories (*1)	￦	(178,276)	148,209
Raw materials and consumables used		4,751,825	4,882,576
Employee benefits expenses		374,939	372,532
Outsourced processing cost		541,322	499,015
Depreciation (*2)		499,554	465,394
Amortization		18,515	9,344
Ordinary research & development expenses		108,849	140,083
Electricity and water expenses		256,529	186,971
Service fees		60,161	53,406
Advertising		20,916	17,352
Freight and custody expenses		206,075	216,208
Sales Commissions		15,413	14,541
Loss on disposals of property, plant and equipment		17,669	18,769
(Reversal of) bad debt expenses		26,207	(656)
Impairment loss on investment in subsidiaries, associates and joint ventures		67,729	—
Other expenses		331,780	137,387

	￦	7,119,207	7,161,131

(*1)	Changes in inventories are the changes in product, semi-finished products and by-product.
(*2)	Includes depreciation of investment property.

33

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

30. Income Taxes

Income tax expense was recognized as current tax expense adjusted to current adjustments for prior periods, deferred tax benefit/expenses by origination and reversal of deferred assets/liabilities and temporary differences, and income tax recognized in other comprehensive income. The effective tax rate of the Company for the three-month periods ended March 31, 2014 and 2013 was 59.02% and 15.11%, respectively. The change in effective tax rate was caused mainly by additional income tax payment (￦57,665 million) due to tax investigation and non-deductible expense primarily related to additional VAT payment (note 28) in 2014.

31. Earnings Per Share

Basic and diluted earnings per share for the three-month periods ended March 31, 2014 and 2013 were as follows:

(in millions of Won except per share information)	March 31, 2014		March 31, 2013
Profit for the period	￦	111,519	383,425
Interests of hybrid bonds		(8,111)	—
Weighted-average number of common shares outstanding (*1)		79,783,754	77,244,466

Basic and diluted earnings per share	￦	1,296	4,964

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

(share)	March 31, 2014	March 31, 2013
Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,403,081)	(9,942,369)

Weighted-average number of common shares outstanding	79,783,754	77,244,466

Since there were no potential shares of common stock which had dilutive effects as of March 31, 2014 and 2013, diluted earnings per share is equal to basic earnings per share.

34

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

32. Related Party Transactions

(a)	Significant transactions with related companies for the three-month periods ended March 31, 2014 and 2013 were as follows:

1)	For the three-month periods ended March 31, 2014

	Sales and others (*1)				Purchase and others (*2)
					Purchase of		Purchase of	Outsourced
(in millions of Won)	Sales		Others	Total	material		fixed assets	processing cost	Others	Total
Subsidiaries (*3)
POSCO E&C Co., Ltd.	￦	1,505	16,583	18,088	￦	—	427,486	2,090	10,972	440,548
POSCO Processing & Service Co., Ltd.		255,304	8,578	263,882		260,449	—	—	106	260,555
POSCO Coated & Color Steel Co., Ltd.		122,752	—	122,752		—	—	2,429	30	2,459
POSCO ICT Co., Ltd.		227	4	231		—	75,084	6,265	37,465	118,814
POSMATE Co., Ltd.		129	1	130		132	—	3,286	8,270	11,688
eNtoB Co., Ltd.		—	35	35		58,213	660	13	5,250	64,136
POSCO Chemtech Company Ltd.		129,572	4,941	134,513		132,202	1,450	75,916	386	209,954
POSCO M-TECH Co., Ltd.		20	535	555		36,970	493	50,426	56	87,945
POSCO Energy Corp.		36,133	299	36,432		—	1,592	—	20	1,612
POSCO TMC Co., Ltd.		49,887	—	49,887		—	—	277	421	698
POSCO AST Co., Ltd.		132,400	—	132,400		1,722	—	14,898	250	16,870
POS-Himetal Co., Ltd.		3,009	1,185	4,194		40,447	—	—	—	40,447
Daewoo International Corp.		890,600	20,604	911,204		47,077	—	—	1,552	48,629
POSCO America Corporation		169,609	2	169,611		—	—	—	5	5
POSCO Canada Ltd.		—	—	—		47,370	—	—	—	47,370
POSCO Asia Co., Ltd.		514,542	23	514,565		40,194	—	1,379	79	41,652
POSCO (Thailand) Company Ltd.		22,236	4	22,240		—	—	—	7	7
Qingdao Pohang Stainless Steel Co., Ltd.		14,084	—	14,084		—	—	—	—	—
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		62,811	—	62,811		—	—	—	—	—
POSCO-Japan Co., Ltd.		361,108	—	361,108		2,275	—	—	197	2,472
POSCO-India Pune Processing Center. Pvt. Ltd.		45,766	59	45,825		—	—	—	—	—
POSCO-Mexico S.A. DE C.V.		61,124	775	61,899		—	—	—	—	—
POSCO Maharashtra Steel Private Limited.		64,467	214	64,681		—	—	—	—	—
Daewoo International Singapore Pte. Ltd.		—	—	—		28,578	—	—	—	28,578
Others		474,111	134	474,245		25,225	4,569	5,952	14,864	50,610

		3,411,396	53,976	3,465,372		720,854	511,334	162,931	79,930	1,475,049

Associates and joint ventures (*3)
SNNC Co., Ltd.		563	63	626		88,246	—	—	5	88,251
POSCO PLANTEC Co., Ltd. (formerly, Sungjin Geotec Co., Ltd.) (*4)		2,820	18	2,838		572	13,383	2,960	714	17,629
POSCHROME (PROPRIETARY) LIMITED		—	—	—		15,580	—	—	—	15,580
PT. POSMI Steel Indonesia		5,812	—	5,812		—	—	—	—	—
POSK (PingHu) Steel Processing Center Co., Ltd.		4,270	—	4,270		—	—	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		2,539	—	2,539		—	—	—	—	—
POSCO SAMSUNG Suzhou Steel Processing Center Co., Ltd.		319	—	319		—	—	—	—	—
Others		3	1	4		1,033	—	—	—	1,033

		16,326	82	16,408		105,431	13,383	2,960	719	122,493

	￦	3,427,722	54,058	3,481,780	￦	826,285	524,717	165,891	80,649	1,597,542

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures. These are priced on an arm’s length basis.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products. These are priced on an arm`s length basis.
(*3)	As of March 31, 2014, the Company provided guarantees to related parties (note 20).
(*4)	Sungjin Geotec Co., Ltd. merged with POSCO Plant Engineering Co., Ltd. and changed its name to POSCO PLANTEC Co., Ltd.

35

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

2)	For the three-month periods ended March 31, 2013

	Sales and others				Purchase and others
					Purchase of		Purchase of	Outsourced
(in millions of Won)	Sales		Others	Total	material		fixed assets	processing cost	Others	Total
Subsidiaries
POSCO E&C Co., Ltd.	￦	3,226	140	3,366	￦	152	849,527	2,572	6,844	859,095
POSCO Processing & Service Co., Ltd.		209,378	—	209,378		364,819	—	—	147	364,966
POSCO Coated & Color Steel Co., Ltd.		112,079	—	112,079		—	—	2,247	27	2,274
POSCO PLANTEC Co., Ltd.		6	15	21		712	34,604	7,085	1,526	43,927
POSCO ICT Co., Ltd.		320	4	324		45	45,105	6,922	36,568	88,640
eNtoB Co., Ltd.		—	—	—		51,698	2,155	38	4,287	58,178
POSCO Chemtech Company Ltd.		125,425	4,455	129,880		120,280	7,067	68,781	284	196,412
POSCO M-TECH Co., Ltd.		4,357	23	4,380		28,098	—	51,274	244	79,616
POSCO Energy Corp.		19,113	133	19,246		—	—	—	5	5
POSCO TMC Co., Ltd.		46,753	—	46,753		—	—	196	208	404
POSCO AST Co., Ltd.		119,096	—	119,096		1,716	—	14,087	86	15,889
POS-Himetal Co., Ltd.		5,512	26	5,538		32,840	—	—	—	32,840
Daewoo International Corp.		905,200	—	905,200		1,437	—	—	1,547	2,984
POSCO America Corporation		113,718	1	113,719		—	—	—	59	59
POSCO Canada Ltd.		—	—	—		16,884	—	—	—	16,884
POSCO Asia Co., Ltd.		524,664	63	524,727		12,529	36	—	284	12,849
POSCO (Thailand) Company Ltd.		18,346	5,750	24,096		—	—	—	33	33
Qingdao Pohang Stainless Steel Co., Ltd.		11,939	—	11,939		—	—	—	—	—
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		38,167	—	38,167		—	—	—	—	—
POSCO-Japan Co., Ltd.		280,373	—	280,373		1,723	—	—	545	2,268
POSCO-India Pune Processing Center. Pvt. Ltd.		32,371	5	32,376		—	—	—	—	—
POSCO-Mexico S.A. DE C.V.		73,005	956	73,961		—	—	—	460	460
POSCO Maharashtra Steel Private Limited.		35,139	—	35,139		—	—	—	40	40
Daewoo International Singapore Pte. Ltd.		—	—	—		18,816	—	—	—	18,816
Others		117,349	7,793	125,142		16,803	8,204	7,878	23,658	56,543

		2,795,536	19,364	2,814,900		668,552	946,698	161,080	76,852	1,853,182

Associates and joint ventures
SNNC Co., Ltd.		384	62	446		105,455	—	—	—	105,455
POSCO PLANTEC Co., Ltd. (formerly, Sungjin Geotec Co., Ltd.)		2,307	—	2,307		—	—	—	—	—
POSCHROME (PROPRIETARY) LIMITED		—	—	—		15,552	—	—	—	15,552
PT. POSMI Steel Indonesia		1,975	—	1,975		—	—	—	—	—
POSK (PingHu) Steel Processing Center Co., Ltd.		1,198	—	1,198		—	—	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		2,728	—	2,728		—	—	—	—	—
POSCO SAMSUNG Suzhou Steel Processing Center Co., Ltd.		2,569	—	2,569		—	—	—	—	—
Others		538	58	596		971	—	—	174	1,145

		11,699	120	11,819		121,978	—	—	174	122,152

	￦	2,807,235	19,484	2,826,719	￦	790,530	946,698	161,080	77,026	1,975,334

36

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

(b)	The related account balances of significant transactions with related companies as of March 31, 2014 and December 31, 2013 are as follows:

1)	March 31, 2014

	Receivables				Payables
	Trade accounts and notes				Trade accounts and notes		Accounts
(in millions of Won)	receivable		Others	Total	payable		payable	Others	Total
Subsidiaries
POSCO E&C Co., Ltd.	￦	220	89,563	89,783	￦	—	119,117	27	119,144
POSCO Processing & Service Co., Ltd.		83,091	17,173	100,264		10,171	953	—	11,124
POSCO Coated & Color Steel Co., Ltd.		103,064	17	103,081		—	12	1,388	1,400
POSCO ICT Co., Ltd.		—	2,513	2,513		5	42,484	7,174	49,663
POSMATE Co., Ltd.		—	3,882	3,882		239	1,237	4,107	5,583
eNtoB Corp.		—	35	35		11,574	8,446	13	20,033
POSCO Chemtech Company Ltd.		43,429	8,835	52,264		64,259	15,839	17,333	97,431
POSCO M-TECH Co., Ltd.		—	541	541		9,736	8,903	18,613	37,252
POSCO Energy Corp.		15,178	815	15,993		—	641	1,336	1,977
POSCO TMC Co., Ltd.		19,599	7	19,606		1	20	111	132
POSCO AST Co., Ltd.		59,060	13	59,073		—	3,064	6,034	9,098
POS-Himetal Co., Ltd.		—	1,285	1,285		—	15,305	11	15,316
Daewoo International Corp.		98,995	21,451	120,446		527	—	—	527
POSCO America Corporation		52,859	—	52,859		—	—	—	—
POSCO Canada Ltd.		—	—	—		2,539	—	—	2,539
POSCO Asia Co., Ltd.		75,407	350	75,757		3,794	—	6,551	10,345
POSCO (Thailand) Company Ltd.		6,782	28	6,810		—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		9,816	—	9,816		—	—	—	—
POSCO-Japan Co., Ltd.		38,468	89	38,557		557	—	—	557
POSCO-India Pune Processing Center. Pvt. Ltd.		14,736	—	14,736		—	—	—	—
POSCO MEXICO S.A. DE C.V.		95,526	1,409	96,935		—	—	—	—
POSCO Maharashtra Steel Private Limited.		67,538	4,161	71,699		—	—	—	—
Others		73,255	9,732	82,987		11,542	11,640	3,918	27,100

		857,023	161,899	1,018,922		114,944	227,661	66,616	409,221

Associates and joint ventures
SNNC Co., Ltd.		140	23	163		23,961	—	—	23,961
POSCO PLANTEC Co., Ltd. (formerly, Sungjin Geotec Co., Ltd.)		1,282	14	1,296		2,285	4,188	16	6,489
POSCHROME (PROPRIETARY) LIMITED		—	288	288		—	—	—	—
LLP POSUK Titanium		—	4,118	4,118		—	—	—	—
Others		—	3	3		513	—	1	514

		1,422	4,446	5,868		26,759	4,188	17	30,964

	￦	858,445	166,345	1,024,790	￦	141,703	231,849	66,633	440,185

37

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

2) December 31, 2013

	Receivables				Payables
	Trade accounts and notes				Trade accounts and notes		Accounts
(in millions of Won)	receivable		Others	Total	payable		payable	Others	Total
Subsidiaries
POSCO E&C Co., Ltd.	￦	40	110,955	110,995	￦	—	105,603	—	105,603
POSCO Processing & Service Co., Ltd.		103,400	73	103,473		17,914	683	—	18,597
POSCO Coated & Color Steel Co., Ltd.		69,260	65	69,325		—	59	1,434	1,493
POSCO ICT Co., Ltd.		75	123	198		—	51,247	—	51,247
POSMATE Co., Ltd.		489	1,533	2,022		141	3,274	1,058	4,473
eNtoB Corp.		—	—	—		8,057	10,311	—	18,368
POSCO Chemtech Company Ltd.		46,943	4,313	51,256		35,829	6,983	8,663	51,475
POSCO M-TECH Co.,Ltd.		18	28	46		12,020	21,326	10,799	44,145
POSCO Energy Corp.		14,733	2,894	17,627		—	421	—	421
POSCO TMC Co., Ltd.		20,510	26	20,536		—	16	50	66
POSCO AST Co., Ltd.		85,501	53	85,554		—	3,004	5,238	8,242
POS-Himetal Co., Ltd.		1,721	12	1,733		—	12,624	—	12,624
Daewoo International Corp.		148,383	878	149,261		9,319	—	—	9,319
POSCO America Corporation		57,554	—	57,554		—	—	—	—
POSCO Canada Ltd.		—	—	—		12,323	—	—	12,323
POSCO Asia Co., Ltd.		134,602	142	134,744		2,063	—	—	2,063
POSCO (Thailand) Company Ltd.		6,052	7	6,059		—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		3,329	—	3,329		—	—	—	—
POSCO-Japan Co., Ltd.		73,992	—	73,992		862	108	1	971
POSCO-India Pune Processing Center. Pvt. Ltd.		8,117	—	8,117		—	—	—	—
POSCO MEXICO S.A. DE C.V.		100,016	76	100,092		—	—	—	—
POSCO Maharashtra Steel Private Limited.		55,392	3,218	58,610		—	—	—	—
Others		54,357	8,887	63,244		6,523	15,421	1,647	23,591

		984,484	133,283	1,117,767		105,051	231,080	28,890	365,021

Associates and joint ventures
SNNC Co., Ltd.		140	40	180		16,669	—	—	16,669
POSCO PLANTEC Co., Ltd. (formerly, Sungjin Geotec Co., Ltd.)		879	46	925		353	—	—	353
POSCHROME (PROPRIETARY) LIMITED		—	67	67		—	—	—	—
LLP POSUK Titanium		—	4,066	4,066		—	—	—	—
Others		—	17	17		319	2	—	321

		1,019	4,236	5,255		17,341	2	—	17,343

	￦	985,503	137,519	1,123,022	￦	122,392	231,082	28,890	382,364

(c)	For the three-month periods ended March 31, 2014 and 2013 details of compensation to key management officers were as follows:

(in millions of Won)	March 31, 2014		March 31, 2013
Short-term benefits	￦	8,410	7,686
Long-term benefits		3,012	2,080
Retirement benefits		2,851	2,298

	￦	14,273	12,064

38

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

33. Commitments and Contingencies

(a)	Commitments

The Company entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of March 31, 2014, 179 million tons of iron ore and 10 million tons of coal remained to be purchased under such long-term contracts.

The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of March 31, 2014, the Company entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 6.86 million, USD 6.58 million and USD 4.12 million. The borrowings are related to the exploration of gas hydrates in Aral Sea, Uzbekistan, the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Western Fergana-Chenavard, respectively. The repayment of the borrowings depends on the success of the projects. The Company is not liable for the repayment of full or part of the money borrowed if the respective projects fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements.

As of March 31, 2014, the Company has provided two blank checks to Korea Resources Corporation as collateral for long-term domestic borrowings, and has provided six blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for long-term foreign currency borrowings.

39

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

(b)	Litigation in progress

1)	Civil lawsuits with Nippon Steel & Sumitomo Metal Corporation

During the April, 2012, Nippon Steel & Sumitomo Metal Corporation filed a civil lawsuit in the Tokyo District Court of Japan against POSCO and POSCO Japan Co., Ltd., a subsidiary of POSCO, to prohibit production and sales of grain oriented electrical steel sheets using improperly acquired trade secrets and seeking compensation from the Company of ￦1,024.2 billion. Through trials to the three-month periods ended March 31, 2014, the Company submitted its responses that the Japan court did not have jurisdiction on this lawsuit as it should be judged by Korean law and the Company developed grain oriented electrical steel sheets using the Company’s own technologies. As of March 31, 2014, the Japan court has not made any judgments on this matter. Since the Company does not believe that it has any present obligation, the Company has not recorded any provision for this lawsuit as of March 31, 2014.

In addition, Nippon Steel & Sumitomo Metal Corporation filed a civil lawsuit in the New Jersey federal court, United States, against POSCO and POSCO America Co., Ltd., a subsidiary of POSCO, claiming infringement of intellectual property rights related to the production of grain oriented electrical steel sheets. Since the Company does not believe that it has any present obligation, the Company has not recorded any provision for this lawsuit as of March 31, 2014. An estimate of possible loss cannot be reliably determined because the lawsuit is still in the discovery stage and no claim amount has been specified.

2)	Other lawsuits and claims

The Company is involved in 37 other lawsuits and claims for alleged damages aggregating to ￦68.8 billion as of March 31, 2014 which arose in the ordinary course of business. Since the Company believes that the Company does not have a present obligation as a result of this lawsuit, the Company has not recorded any provision for this lawsuit as of March 31, 2014.

(c)	The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to the construction of new power plant by POSCO Energy Co., Ltd.

40

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

34. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the three-month periods ended March 31, 2014 and 2013 were as follows:

(in millions of Won)	March 31, 2014		March 31, 2013
Trade accounts and notes receivable	￦	403,024	238,951
Other accounts receivable		(2,333)	109,535
Accured income		—	(2)
Advance payments		(583)	(5,958)
Prepaid expenses		(30,274)	(25,020)
Inventories		(441,524)	109,282
Long-term guarantee deposits		(194)	(291)
Other long-term assets		—	249
Trade accounts and notes payable		388,978	152,415
Other accounts payable		16,812	22,992
Accrued expenses		87,454	(72,016)
Advances received		303	(19,894)
Withholdings		16,667	7,659
Unearned revenue		771	(3,527)
Other long-term liabilities		(36)	(2,051)
Derivatives liabilities		(6,611)	—
Payment of severance benefits		(33,383)	(22,129)
Plan assets		(2,487)	(2,512)

	￦	396,584	487,683

41

POSCO

and Subsidiaries

Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2014

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of POSCO and its subsidiaries (the “Company”), which comprise the condensed consolidated interim statement of financial position as of March 31, 2014, the condensed consolidated interim statements of comprehensive income (loss), changes in equity and cash flows for the three-month periods ended March 31, 2014 and 2013 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of the condensed consolidated interim financial information in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed consolidated interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034, “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those knowledgeable about Korean review standards and their application in practice.

The consolidated statement of financial position of the Company as of December 31, 2013, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated February 25, 2014, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Company as of December 31, 2013, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

Seoul, Korea

May 14, 2014

This report is effective as of May 14, 2014, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of March 31, 2014 and December 31, 2013

(Unaudited)

(in millions of Won)	Notes	March 31, 2014		December 31, 2013
Assets
Cash and cash equivalents	21	￦	4,358,952	4,208,562
Trade accounts and notes receivable, net	4,21,33		12,348,111	11,492,601
Other receivables, net	5,21,33		1,786,179	1,890,423
Other short-term financial assets	6,21		2,366,275	2,970,665
Inventories	7		10,759,589	9,798,381
Current income tax assets			29,603	32,417
Assets held for sale	8		1,190	2,494
Other current assets	14		1,338,190	1,270,668

Total current assets			32,988,089	31,666,211

Long-term trade accounts and notes receivable, net	4,21		88,259	97,000
Other receivables, net	5,21		811,750	797,455
Other long-term financial assets	6,21		4,267,697	4,465,730
Investments in associates and joint ventures	9		4,028,669	3,808,693
Investment property, net	11		408,188	425,229
Property, plant and equipment, net	12		36,015,421	35,760,119
Intangible assets, net	13		5,936,032	5,929,840
Deferred tax assets			1,146,854	1,139,932
Other long-term assets	14		407,822	365,198

Total non-current assets			53,110,692	52,789,196

Total assets		￦	86,098,781	84,455,407

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of March 31, 2014 and December 31, 2013, Continued

(Unaudited)

(in millions of Won)	Notes	March 31, 2014		December 31, 2013
Liabilities
Trade accounts and notes payable	21,33	￦	4,349,461	4,231,322
Short-term borrowings and current installments of long-term borrowings	4,15,21		11,992,786	10,713,646
Other payables	16,21,33		2,642,090	2,128,854
Other short-term financial liabilities	17,21		103,498	135,904
Current income tax liabilities			343,333	358,930
Provisions	18		76,129	107,329
Other current liabilities	20		2,511,479	2,565,174

Total current liabilities			22,018,776	20,241,159

Long-term trade accounts and notes payable	21		847	559
Long-term borrowings, excluding current installments	15,21		16,094,594	15,532,959
Other payables	16,21		182,822	206,634
Other long-term financial liabilities	17,21		204,393	260,021
Net defined benefit liabilities	19		292,188	273,160
Deferred tax liabilities			1,629,187	1,711,762
Long-term provisions	18,34		121,302	146,272
Other long-term liabilities	20		244,210	260,851

Total non-current liabilities			18,769,543	18,392,218

Total liabilities			40,788,319	38,633,377

Equity
Share capital	22		482,403	482,403
Capital surplus	22		1,076,324	1,078,266
Hybrid bonds	23		996,919	996,919
Reserves	24		(99,273)	(23,076)
Treasury shares	25		(1,579,094)	(1,579,124)
Retained earnings			40,664,120	41,090,649

Equity attributable to owners of the controlling company			41,541,399	42,046,037
Non-controlling interests	23		3,769,063	3,775,993

Total equity			45,310,462	45,822,030

Total liabilities and equity		￦	86,098,781	84,455,407

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

For the three-month periods ended March 31, 2014 and 2013

(Unaudited)

(in millions of Won, except per share information)	Notes	March 31, 2014		March 31, 2013
Revenue	33,36	￦	15,440,128	14,581,883
Cost of sales	7,30,33		(13,752,157)	(12,908,171)

Gross profit			1,687,971	1,673,712
Selling and administrative expenses	26,30
Administrative expenses	31		(546,932)	(551,820)
Selling expenses			(409,776)	(404,973)

Operating profit	27		731,263	716,919
Share of profit (loss) of equity-accounted investees	9		(87,099)	1,265
Finance income and costs	21,28
Finance income			518,106	691,593
Finance costs			(653,629)	(1,003,185)
Other non-operating income and expenses	27,29
Other non-operating income			57,457	38,421
Other non-operating expenses	30		(298,024)	(77,572)

Profit before income tax			268,074	367,441
Income tax expense	31,36		(212,428)	(75,181)

Profit for the period			55,646	292,260
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss :
Remeasurements of defined benefit pension plans	19		(15,486)	(79,755)
Items that are or may be reclassified subsequently to profit or loss :
Capital adjustment arising from investments in equity-method investees			64,288	85,720
Net changes in the unrealized fair value of available-for-sale investments	21		(204,457)	102,029
Foreign currency translation differences			75,580	234,694

Other comprehensive income (loss), net of tax			(80,075)	342,688

Total comprehensive income (loss) for the period		￦	(24,429)	634,948

Profit (loss) attributable to:
Owners of the controlling company		￦	69,841	278,008
Non-controlling interests			(14,195)	14,252

Profit for the period		￦	55,646	292,260

Total comprehensive income (loss) attributable to:
Owners of the controlling company		￦	(24,980)	581,107
Non-controlling interests			551	53,841

Total comprehensive income (loss) for the period		￦	(24,429)	634,948

Basic and diluted earnings per share	32	￦	774	3,599

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2014 and 2013

(Unaudited)

	Attributable to owners of the controlling company								Non-
	Share		Capital	Hybrid		Treasury	Retained	Sub	controlling
(in millions of Won)	capital		surplus	bonds	Reserves	shares	earnings	total	interests	Total
Balance as of January 1, 2013	￦	482,403	1,104,814	—	(88,150)	(2,391,406)	40,346,481	39,454,142	2,975,276	42,429,418
Comprehensive income:
Profit for the period		—	—	—	—	—	278,008	278,008	14,252	292,260
Other comprehensive income
Net changes in accumulated comprehensive income of investments in associates, net of tax		—	—	—	77,918	—	—	77,918	7,802	85,720
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	—	101,514	—	—	101,514	515	102,029
Foreign currency translation differences, net of tax		—	—	—	202,081	—	—	202,081	32,613	234,694
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(78,414)	(78,414)	(1,341)	(79,755)

Total comprehensive income		—	—	—	381,513	—	199,594	581,107	53,841	634,948

Transactions with owners of the controlling company,recognized directly in equity:
Year-end dividends		—	—	—	—	—	(463,467)	(463,467)	(29,291)	(492,758)
Changes in subsidiaries		—	—	—	—	—	—	—	47,012	47,012
Changes in ownership interests in subsidiaries		—	(1,451)	—	—	—	—	(1,451)	1,798	347
Disposal of treasury shares		—	7	—	—	16	—	23	—	23
Others		—	(451)	—	(3,547)	—	857	(3,141)	(825)	(3,966)

Total transactions with owners of the controlling company		—	(1,895)	—	(3,547)	16	(462,610)	(468,036)	18,694	(449,342)

Balance as of March 31, 2013	￦	482,403	1,102,919	—	289,816	(2,391,390)	40,083,465	39,567,213	3,047,811	42,615,024

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2014 and 2013, Continued

(Unaudited)

	Attributable to owners of the controlling company								Non-
	Share		Capital	Hybrid		Treasury	Retained	Sub	controlling
(in millions of Won)	capital		surplus	bonds	Reserves	shares	earnings	total	interests	Total
Balance as of January 1, 2014	￦	482,403	1,078,266	996,919	(23,076)	(1,579,124)	41,090,649	42,046,037	3,775,993	45,822,030
Comprehensive income:
Profit for the period		—	—	—	—	—	69,841	69,841	(14,195)	55,646
Other comprehensive income
Net changes in accumulated comprehensive income of investments in associates, net of tax		—	—	—	63,109	—	—	63,109	1,179	64,288
Net changes in the unrealized fair value ofavailable-for-sale investments, net of tax		—	—	—	(207,203)	—	—	(207,203)	2,746	(204,457)
Foreign currency translation differences, net of tax		—	—	—	64,715	—	—	64,715	10,865	75,580
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(15,442)	(15,442)	(44)	(15,486)

Total comprehensive loss		—	—	—	(79,379)	—	54,399	(24,980)	551	(24,429)

Transactions with owners of the controlling company,recognized directly in equity:
Year-end dividends		—	—	—	—	—	(478,702)	(478,702)	(30,590)	(509,292)
Changes in subsidiaries		—	—	—	—	—	—	—	5,249	5,249
Changes in ownership interests in subsidiaries		—	(1,402)	—	—	—	—	(1,402)	26,853	25,451
Interest of hybrid bonds		—	—	—	—	—	(10,701)	(10,701)	(7,952)	(18,653)
Disposal of treasury shares		—	11	—	—	30	—	41	—	41
Others		—	(551)	—	3,182	—	8,475	11,106	(1,041)	10,065

Total transactions with owners of the controlling company		—	(1,942)	—	3,182	30	(480,928)	(479,658)	(7,481)	(487,139)

Balance as of March 31, 2014	￦	482,403	1,076,324	996,919	(99,273)	(1,579,094)	40,664,120	41,541,399	3,769,063	45,310,462

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the three-month periods ended March 31, 2014 and 2013

(Unaudited)

(in millions of Won)	Note	March 31, 2014		March 31, 2013
Cash flows from operating activities
Profit for the period		￦	55,646	292,260
Adjustments for:
Depreciation			680,922	611,576
Amortization			77,259	49,422
Finance income			(274,192)	(466,090)
Finance costs			386,941	691,039
Income tax expense			212,428	75,181
Gain on disposal of property, plant and equipment			(1,389)	(2,986)
Loss on disposal of property, plant and equipment			8,591	18,741
Share of loss (profit) of equity-accounted investees			87,099	(1,265)
Cost for defined benefit plans			59,018	63,367
Warranty expense			16,537	16,793
Bad debt expenses			68,132	18,031
Loss on valuation of inventories			60,552	63,581
Others, net			(13,463)	2,716

			1,368,435	1,140,106

Changes in operating assets and liabilities	35		(1,649,108)	(393,181)
Interest received			64,800	68,352
Interest paid			(163,962)	(181,785)
Dividends received			21,040	44,153
Income taxes paid			(198,985)	(96,145)

Net cash provided by (used in) operating activities		￦	(502,134)	873,760

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the three-month periods ended March 31, 2014 and 2013, Continued

(Unaudited)

(in millions of Won)	Note	March 31, 2014		March 31, 2013
Cash flows from investing activities
Acquisitions of short-term financial instruments		￦	(906,738)	(1,446,943)
Proceeds from disposal of short-term financial instruments			1,522,887	1,097,901
Increase in loans			(63,501)	(112,850)
Collection of loans			3,362	216,102
Acquisitions of available-for-sale investments			(89,236)	(65,838)
Proceeds from disposal of available-for-sale investments			5,346	25,896
Acquisitions of investments of equity-accounted investees			(212,394)	(429,954)
Proceeds from disposal of investments of equity-accounted investees			—	6,099
Acquisitions of property, plant and equipment			(1,073,102)	(1,927,531)
Proceeds from disposal of property, plant and equipment			28,312	6,959
Acquisitions of intangible assets			(38,939)	(188,072)
Proceeds from disposal of intangible assets			774	1,031
Proceeds from disposal of assets held for sale			1,291	—
Acquistions of other investment assets			(5,062)	(508)
Proceeds from disposal of other investment assets			204	30,040
Cash received from (paid in) acquistion of business, net of cash acquired			(2,595)	5,399
Cash received from disposal of business			—	7,358
Other, net			1,341	(77,755)

Net cash used in investing activities			(828,050)	(2,852,666)

Cash flows from financing activities
Proceeds from borrowings			862,945	1,705,860
Repayment of borrowings			(1,811,906)	(185,915)
Proceeds from (repayment of) short-term borrowings, net			2,431,395	(110,441)
Payment of cash dividends			(1,648)	(168)
Payment of interest of hybrid bonds			(18,758)	—
Other, net			1,158	25,515

Net cash povided by financing activities			1,463,186	1,434,851

Effect of exchange rate fluctuation on cash held			17,388	63,755
Net increase (decrease) in cash and cash equivalents			150,390	(480,300)
Cash and cash equivalents at beginning of the period			4,208,562	4,680,526

Cash and cash equivalents at end of the period		￦	4,358,952	4,200,226

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2014

(Unaudited)

1. General Information

General information about POSCO, its 39 domestic subsidiaries including POSCO Engineering & Construction Co., Ltd. 175 foreign subsidiaries including POSCO America Corporation (collectively, “the Company”) and its 100 associates and joint ventures are as follows:

(a)	The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of POSCO have been listed on the Korea Exchange since 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through seven of its overseas liaison offices.

As of March 31, 2014, the shares of the POSCO are listed on the Korea Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

(b)	Consolidated subsidiaries acquired or reclassified during the three-month period ended March 31, 2014

1)	Consolidated subsidiaries acquired or reclassified during the three-month period ended March 31, 2014 are as follows:

Company	Date of acquisition	Ownership (%)	Reason
Hanjung Power Pty., Ltd	January 2014	100.00	Reclassification from associates
Daewoo Amara Company Limited	January 2014	85.00	New establishment
POSMATE-CHINA CO., LTD	January 2014	100.00	New establishment
Daewoo Precious Resources Co., Ltd.	March 2014	60.00	New establishment
POSCO-Mexico Silao Wire-rod Processing Center	March 2014	66.75	New establishment

2)	Cash outflows (inflows) from business acquisition

(in millions of Won)	Amounts
Consideration transferred	￦	6,236
Less: cash and cash equivalent acquired		(3,641)

Total	￦	2,595

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

(c)	Subsidiaries that were excluded from consolidation during the three-month period ended March 31, 2014 are as follows:

Company	Date of disposal	Reason
POSCO-JOPC Co., Ltd.	January 2014	Statutory merger by POSCO-JWPC CO., Ltd. (formerly, POSCO-JKPC Co., Ltd.)
S&K -SANTOSCMI S.A. DE C.V.	March 2014	Liquidation

2. Statement of Compliance

Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These condensed consolidated interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as of and for the year ended December 31, 2013. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2013.

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2013. The following changes in accounting policy are also expected to be reflected in the Company’s consolidated financial statements as of and for the year ending December 31, 2014.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

(a) Changes in accounting policies

The Company has adopted the following new standards and amendments to standards with a date of initial application of January 1, 2014.

1)	K-IFRS No. 1032, “Financial Instruments: Presentation”

2)	K-IFRS No. 1036, “Impairment of Assets”

3)	K-IFRS No. 2121, “Levies”

The details of changes in accounting policies are as follows:

1) Offsetting financial assets and financial liabilities

The Company has applied the amendments to K-IFRS No. 1032, “Financial Instruments: Presentation” since January 1, 2014. The amendments, which should be applied retrospectively, require that a financial asset and a financial liability shall be offset and the net amount presented in the statement of financial position only when the Company currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

A legally enforceable right of set-off must not be contingent on a future event and must be legally enforceable in the normal course of business, the event of default and the event of insolvency or bankruptcy of the Company or the counterparties.

If the Company can settle amounts in a manner such that the outcome is, in effect, equivalent to net settlement, the Company will meet the net settlement criterion. The net settlement criterion will occur only if the gross settlement mechanism has features that eliminate or result in insignificant credit and liquidity risk, and that will process receivables and payables in a single settlement process or cycle.

2) Disclosure of impairment loss

The Company has applied the amendments to K-IFRS No. 1036, “Impairment of Assets” since January 1, 2014. The amendments, which should be applied retrospectively, require disclosure of the recoverable amount only if the Company recognized an impairment loss on goodwill or an intangible asset with an indefinite useful life for an individual asset or a cash-generating unit.

3) Levies

The Company has adopted K-IFRS No. 2121, “Levies” with a date of initial application of January 1, 2014. K-IFRS No. 2121, which should be applied retrospectively, defines the obligating event that gives rise to a liability to pay a levy is the activity that triggers the payment of the levy, as identified by legislation. The liability to pay a levy is recognized progressively if the obligating event occurs over a period of time. If the obligating event is the reaching of a minimum activity threshold, the corresponding liability is recognized when that minimum activity threshold is reached. The Company shall recognize an asset if it has prepaid a levy but does not yet have a present obligation to pay that levy.

(b) Impact of changes in accounting policy

Upon adoption of K-IFRS No. 1032 and K-IFRS No. 2121, there is no impact on the Company’s prior year’s consolidated financial statements. Upon adoption of K-IFRS No, 1036, the Company will make the required disclosures in the annual financial statements for the year ending December 31, 2014 as applicable.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	March 31, 2014		December 31, 2013
Current
Trade accounts and notes receivable	￦	11,144,123	10,299,826
Finance lease receivables		29,511	36,029
Unbilled due from customers for contract work		1,587,715	1,574,929
Less: Allowance for doubtful accounts		(413,238)	(418,183)

		12,348,111	11,492,601

Non-current
Trade accounts and notes receivable		47,964	50,639
Finance lease receivables		61,171	67,251
Less: Allowance for doubtful accounts		(20,876)	(20,890)

	￦	88,259	97,000

The trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ￦102,349 million and ￦73,956 million as of March 31, 2014 and December 31, 2013, respectively, and are included in bank borrowings (Note 15).

5. Other Receivables

Other receivables as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	March 31, 2014		December 31, 2013
Current
Short-term loans	￦	317,036	298,289
Other accounts receivable		1,221,825	1,322,352
Accrued income		73,511	74,968
Deposits		55,664	69,502
Other checking accounts		287,884	275,892
Less : Allowance for bad debt accounts		(169,741)	(150,580)

		1,786,179	1,890,423

Non-current
Long-term loans		687,203	604,478
Long-term other accounts receivable		148,739	152,383
Accrued income		1,521	1,110
Deposits		120,442	111,482
Less : Allowance for bad debt accounts		(146,155)	(71,998)

	￦	811,750	797,455

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

6. Other Financial Assets

(a)	Other short-term financial assets as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	March 31, 2014		December 31, 2013
Derivatives assets held for trading	￦	49,089	44,082
Short-term available-for-sale securities		10,923	10,772
Current portion of held-to-maturity securities (bonds)		7,219	2,232
Short-term financial instruments (*1,2,3,4)		2,299,044	2,913,579

	￦	2,366,275	2,970,665

(*1)	As of March 31, 2014 and December 31, 2013, ￦2,901 million and ￦949 million, respectively, are restricted for the use in a government project.
(*2)	As of March 31, 2014 and December 31, 2013, short-term financial instruments amounting to ￦17,477 million and ￦27,195 million, respectively, are provided as collateral for long-term borrowings.
(*3)	As of March 31, 2014 and December 31, 2013, short-term financial instruments amounting to ￦262,247 million and ￦261,034 million, respectively, are restricted for use in financial arrangements, pledge and others.

(b)	Other long-term financial assets as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	March 31, 2014		December 31, 2013
Derivatives asstes held for trading	￦	26,053	34,140
Long-term available-for-sale securities (equity instruments) (*1,2,3)		3,868,548	4,068,766
Long-term available-for-sale securities (bonds)		33,356	32,456
Long-term available-for-sale securities (others)		54,129	54,390
Held-to-maturity securities (bonds)		1,496	1,602
Long-term financial instruments		284,115	274,376

	￦	4,267,697	4,465,730

(*1)	As of March 31, 2014, 1,715,315 shares equivalent to 15,437,833 American Depository Receipts (“ADRs”) of SK Telecom Co., Ltd. have been pledged as collateral for exchangeable bonds issued.
(*2)	During the three-month period ended March 31, 2014, there was a significant decline in the fair value of shares of Steelflower Co., Ltd. and others for a prolonged period, which was considered as objective evidence of impairment. As a result, impairment losses of ￦1,578 million was recognized in profit or loss during the three-month period ended March 31, 2014.
(*3)	As of March 31, 2014 and December 31, 2013, ￦153,271 million and ￦229,052 million of long-term available-for-sale securities, respectively, have been provided as collateral for construction projects of CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd. and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

7. Inventories

(a)	Inventories as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	March 31, 2014		December 31, 2013
Finished goods	￦	1,496,349	1,406,297
Merchandise		862,105	711,802
Semi-finished goods		1,902,635	1,711,294
Raw materials		2,563,585	2,228,110
Fuel and materials		774,601	801,992
Construction inventories		1,123,190	1,183,390
Materials-in-transit		2,119,134	1,848,389
Others		97,328	96,389

		10,938,927	9,987,663

Less: Allowance for inventories valuation		(179,338)	(189,282)

	￦	10,759,589	9,798,381

The amounts of valuation losses of inventories recognized within cost of sales during the three-month period ended March 31, 2014 and the year ended December 31, 2013 were ￦60,552 million and ￦49,172 million, respectively.

8. Non-Current Assets Held for Sale

Details of non-current assets held for sale as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	March 31, 2014				December 31, 2013
	The controlling company		Subsidiaries	Total	The controlling company	Subsidiaries	Total
Property, plant and equipment (*1)	￦	—	1,190	1,190	—	1,190	1,190
Investment in associates (*2)		—	—	—	1,304	—	1,304

	￦	—	1,190	1,190	1,304	1,190	2,494

(*1)	POSCO AST determined to dispose of its land and building for employee welfare and classified as assets held for sale as of December 31, 2012. The amount measured at the lower of those carrying amount and fair value less costs to sell of certain land and building was ￦1,190 million, the Company recorded impairment loss for the assets held for sale of ￦70 million.
(*2)	The Company determined to dispose of the shares of POSVINA Co., Ltd., an associate of the Company, and classified it as assets held for sale as of December 31, 2013. The Company completed the disposal of this investment during the three-month period ended March 31, 2014 and recognized a loss on disposal of asset held for sale of ￦14 million.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

9. Investments in Associates and Joint Ventures

(a)	Details of investments in associates as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	March 31, 2014					December 31, 2013
Company	Number of shares	Ownership (%)	Acquisition cost	Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	178,565	27.23	178,566	￦	177,877	177,563
POSCO PLANTEC Co., Ltd.	34,055,530	41.95	366,443		178,556	234,203
SNNC Co., Ltd.	18,130,000	49.00	90,650		124,404	123,969
BLUE OCEAN private Equity Fund	333	27.52	33,300		28,621	29,391
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd. (*1)	2,008,000	25.10	10,040		23,697	23,733
Incheon-Gimpo Highway Co., Ltd	7,975,319	29.94	39,877		37,662	37,759
UITrans LRT Co., Ltd. (*1)	3,929,751	38.19	19,649		22,290	19,185
Garolim Tidal Power Plant Co., Ltd.	3,020,220	32.13	15,101		12,836	12,941
Gyunggi Green Energy (*1)	2,880,000	19.00	14,400		4,308	4,996
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund	10,325,000	12.50	10,325		10,009	6,685
KONES, Corp.	3,250,000	41.67	6,893		5,621	5,784
QSONE Co., Ltd.	200,000	50.00	84,395		84,080	84,096
Keystone 1st Private Equity Fund	7,000,000	44.08	7,000		7,000	—
Others (31 companies) (*1)					41,357	39,820

					758,318	800,125

[Foreign]
Eureka Moly LLC	—	20.00	240,123		220,320	217,513
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04	150,779		146,267	140,202
Nickel Mining Company SAS	3,234,698	49.00	157,585		128,870	135,178
7623704 Canada Inc.	114,452,000	10.40	124,341		117,164	119,516
AMCI (WA) Pty Ltd.	49	49.00	209,664		102,560	98,467
KOREA LNG LTD.	2,400	20.00	135,205		67,036	64,453
AES-VCM Mong Duong Power Company Limited	—	30.00	74,161		88,996	81,436
CAML Resources Pty. LTD.	3,239	33.34	40,388		46,792	43,820
NCR LLC	—	29.41	32,348		31,145	30,496
POSCHROME (PROPRIETARY) LIMITED	43,350	50.00	19,892		7,993	7,911
Others (31 companies) (*1)					92,360	90,930

					1,049,503	1,029,922

				￦	1,807,821	1,830,047

(*1)	As of March 31, 2014, investments in associates amounting to ￦64,489 million are provided as collateral for the associates’ borrowings.

(b)	Details of investments in joint ventures as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	March 31, 2014					December 31, 2013
Company	Number of shares	Ownership (%)	Acquisition cost	Book value		Book value
[Domestic]
POSCO MITSUBISHI CARBOND TECHNOLOGY	11,568,000	60.00	115,680	￦	115,145	115,708
POSCO ES MATERIALS	1,000,000	50.00	43,000		39,944	40,386

					155,089	156,094

[Foreign]
Roy Hill Holdings Pty Ltd.	12,723,959	12.50	1,120,721		997,241	825,901
CSP-Compania Siderurgica do Pecem	766,707,230	20.00	441,607		315,141	263,419
POSCO-NPS Niobium LLC	325,050,000	50.00	364,609		347,496	343,590
DMSA, AMSA	—	4.00	193,182		178,417	180,355
KOBRASCO	2,010,719,185	50.00	32,950		109,338	95,233
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00	61,961		95,579	96,309
Others (7 companies)					22,547	17,745

					2,065,759	1,822,552

				￦	2,220,848	1,978,646

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

(c)	The movements of investments and joint ventures in associates for the three-month period ended March 31, 2014 and the year ended December 31, 2013 were as follows:

1)	For the three-month period ended March 31, 2014

(in millions of Won)
	December 31, 2013			Share of	Other Increase	March 31, 2014
Company	Book Value	Acquisition	Dividend	Profits (Losses)	(Decrease) (*1)	Book Value
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	￦ 177,563	—	—	314	—	177,877
POSCO PLANTEC Co., Ltd.	234,203	25,356	—	(82,927)	1,924	178,556
SNNC Co., Ltd.	123,969	—	—	442	(7)	124,404
POSCO MITSUBISHI CARBOND TECHNOLOGY	115,708	—	—	(563)	—	115,145
POSCO ES MATERIALS	40,386	—	—	(442)	—	39,944
BLUE OCEAN private Equity Fund	29,391	—	—	(401)	(369)	28,621
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.	23,733	—	—	—	(36)	23,697
Incheon-Gimpo Highway Co., Ltd	37,759	—	—	(97)	—	37,662
UITrans LRT Co., Ltd.	19,185	—	—	3,105	—	22,290
Garolim Tidal Power Plant Co., Ltd.	12,941	—	—	(105)	—	12,836
Gyunggi Green Energy	4,996	—	—	(688)	—	4,308
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund	6,685	3,312	—	12	—	10,009
KONES, Corp.	5,784	—	—	(163)	—	5,621
QSONE Co.,Ltd.	84,096	—	—	(16)	—	84,080
Keystone 1st Private Equity Fund	—	7,000	—	—	—	7,000
Others (31 companies)	39,820	—	—	(917)	2,454	41,357

	956,219	35,668	—	(82,446)	3,966	913,407

[Foreign]
Roy Hill Holdings Pty Ltd.	825,901	122,541	—	(5,222)	54,021	997,241
POSCO-NPS Niobium LLC	343,590	—	(8,441)	7,897	4,450	347,496
CSP-Compania Siderurgica do Pecem	263,419	47,682	—	(12,925)	16,965	315,141
Eureka Moly LLC	217,513	—	—	—	2,807	220,320
South-East Asia Gas Pipeline Company Ltd.	140,202	—	—	4,270	1,795	146,267
Nickel Mining Company SAS	135,178	—	—	(7,502)	1,194	128,870
DMSA, AMSA	180,355	—	—	(4,244)	2,306	178,417
7623704 Canada Inc.	119,516	—	(2,035)	(1,899)	1,582	117,164
AMCI (WA) Pty Ltd.	98,467	—	—	(986)	5,079	102,560
KOREA LNG Ltd.	64,453	—	(5,467)	5,440	2,610	67,036
BX STEEL POSCO Cold RolledSheet Co., Ltd.	96,309	—	—	329	(1,059)	95,579
KOBRASCO	95,233	—	—	8,304	5,801	109,338
AES-VCM Mong Duong Power Company Limited	81,436	—	—	(957)	8,517	88,996
CAML Resources Pty. Ltd.	43,820	—	—	(1,173)	4,145	46,792
NCR LLC	30,496	—	—	—	649	31,145
POSCHROME (PROPRIETARY) LIMITED	7,911	—	—	371	(289)	7,993
Others (38 companies)	108,675	6,560	(356)	3,644	(3,616)	114,907

	2,852,474	176,783	(16,299)	(4,653)	106,957	3,115,262

	￦ 3,808,693	212,451	(16,299)	(87,099)	110,923	4,028,669

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

2)	For the year ended December 31, 2013

(in millions of Won)
	December 31, 2012				Share of	Other Increase	December 31, 2013
Company	Book Value		Acquisition	Dividend	Profits (Losses)	(Decrease) (*1)	Book Value
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	￦	—	178,566	—	(1,017)	14	177,563
POSCO PLANTEC Co., Ltd.		181,361	101,210	—	(49,065)	697	234,203
SNNC Co., Ltd.		147,539	—	(27,685)	2,183	1,932	123,969
POSCO MITSUBISHI CARBOND TECHNOLOGY		28,060	86,760	—	888	—	115,708
POSCO ES MATERIALS		42,388	—	—	(1,963)	(39)	40,386
BLUE OCEAN private Equity Fund		33,839	—	—	(2,015)	(2,433)	29,391
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		29,414	—	—	(5,535)	(146)	23,733
Incheon-Gimpo Highway Co., Ltd		13,680	24,521	—	(441)	(1)	37,759
UITrans LRT Co., Ltd.		16,444	1,967	—	668	106	19,185
Garolim Tidal Power Plant Co., Ltd.		11,544	2,201	—	(804)	—	12,941
Gyunggi Green Energy		7,353	5,475	—	(8,213)	381	4,996
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund		—	7,013	—	(327)	(1)	6,685
KONES, Corp.		6,476	—	—	(740)	48	5,784
Busan-Gimhae Light Rail Transit Co., Ltd.		7,601	—	—	(7,601)	—	—
QSONE Co.,Ltd.		—	84,395	—	(299)	—	84,096
POSMATE Co., Ltd.		46,204	—	—	—	(46,204)	—
Others (31 companies)		39,096	9,124	—	1,820	(10,220)	39,820

		610,999	501,232	(27,685)	(72,461)	(55,866)	956,219

[Foreign]
Roy Hill Holdings Pty Ltd.		527,129	446,201	—	(37,781)	(109,648)	825,901
POSCO-NPS Niobium LLC		348,646	—	(16,188)	16,079	(4,947)	343,590
CSP-Compania Siderurgica do Pecem		214,761	128,185	—	(34,410)	(45,117)	263,419
Eureka Moly LLC		213,136	—	—	—	4,377	217,513
South-East Asia Gas Pipeline Company Ltd.		144,831	—	—	(2,585)	(2,044)	140,202
Nickel Mining Company SAS		146,699	—	—	(16,617)	5,096	135,178
DMSA, AMSA		124,326	58,374	—	31	(2,376)	180,355
7623704 Canada Inc.		—	124,341	—	(1)	(4,824)	119,516
AMCI (WA) Pty Ltd.		123,018	—	—	(6,283)	(18,268)	98,467
KOREA LNG Ltd.		99,976	—	(21,999)	21,898	(35,422)	64,453
BX STEEL POSCO Cold RolledSheet Co., Ltd.		92,888	—	—	2,400	1,021	96,309
KOBRASCO		113,847	—	(26,482)	21,948	(14,080)	95,233
AES-VCM Mong Duong Power Company Limited		48,636	—	—	(12,841)	45,641	81,436
CAML Resources Pty. Ltd.		62,227	—	(12,428)	17,984	(23,963)	43,820
NCR LLC		39,303	—	—	(9,609)	802	30,496
POSCHROME (PROPRIETARY) LIMITED		21,324	—	(7,196)	2,943	(9,160)	7,911
Others (38 companies)		107,515	7,439	(5,252)	(70,504)	69,477	108,675

		2,428,262	764,540	(89,545)	(107,348)	(143,435)	2,852,474

	￦	3,039,261	1,265,772	(117,230)	(179,809)	(199,301)	3,808,693

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments arising from translations of financial statements of foreign investees and others.

(d)	The fair value of investments in associates and joint ventures for which there are published price quotations as of March 31, 2014 are as follows:

(in millions of Won)
Company	Fair value
POSCO PLANTEC Co., Ltd.	￦	150,185

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

(e)	Summarized financial information of associates and joint ventures as of and for the three-month period March 31, 2014 and as of and for the year ended December 31, 2013 is as follows:

1)	March 31, 2014

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	￦	653,958	991	652,967	—	1,152
POSCO PLANTEC Co., Ltd.		913,961	730,977	182,984	151,157	(22,470)
SNNC Co., Ltd.		539,990	267,514	272,476	88,713	3,967
POSCO MITSUBISHI CARBOND TECHNOLOGY		294,396	103,437	190,959	—	(938)
POSCO ES MATERIALS		60,263	11,931	48,332	3,514	(885)
BLUE OCEAN private Equity Fund		338,403	234,405	103,998	110,917	(706)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		284,290	222,246	62,044	—	—
Incheon-Gimpo Highway Co., Ltd		165,145	41,076	124,069	—	(322)
UITrans LRT Co., Ltd.		131,976	85,779	46,197	—	(200)
Garolim Tidal Power Plant Co., Ltd.		42,467	2,553	39,914	—	(327)
Gyunggi Green Energy		326,768	261,682	65,086	27,499	(4,332)
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund		80,522	450	80,072	636	89
KONES, Corp.		2,831	1,771	1,060	1,681	(391)
QSONE Co.,Ltd.		246,378	78,217	168,161	3,518	(141)
Keystone 1st Private Equity Fund		15,658	118	15,540	—	(476)
[Foreign]
Roy Hill Holdings Pty Ltd.		3,399,171	202,804	3,196,367	—	(13,629)
POSCO-NPS Niobium LLC		694,789	—	694,789	—	15,794
CSP-Compania Siderurgica do Pecem		1,904,561	140,779	1,763,782	—	(5,951)
South-East Asia Gas Pipeline Company Ltd.		1,803,626	1,219,503	584,123	65,991	17,051
Nickel Mining Company SAS		413,418	103,036	310,382	15,952	(11,784)
DMSA, AMSA		8,798,802	5,415,041	3,383,761	122,571	(106,097)
7623704 Canada Inc.		1,138,740	9	1,138,731	—	(2,738)
KOREA LNG Ltd.		386,318	54	386,264	27,741	27,202
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		848,529	493,828	354,701	338,109	1,317
KOBRASCO		228,631	9,956	218,675	25,740	16,608
CAML Resources Pty. Ltd.		196,075	60,137	135,938	39,600	(3,519)
POSCHROME (PROPRIETARY) LIMITED		38,045	2,880	35,165	14,861	621

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

2)	December 31, 2013

(in millions of Won) Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	￦	652,849	1,034	651,815	—	(3,684)
POSCO PLANTEC Co., Ltd.		900,409	765,481	134,928	597,561	(98,435)
SNNC Co., Ltd.		504,351	235,830	268,521	405,419	8,458
POSCO MITSUBISHI CARBOND TECHNOLOGY		243,644	51,747	191,897	—	89
POSCO ES MATERIALS		59,807	10,590	49,217	5,759	(3,926)
BLUE OCEAN private Equity Fund		341,118	234,321	106,797	425,678	(7,321)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		284,290	222,246	62,044	10,224	(15,924)
Incheon-Gimpo Highway Co., Ltd		157,082	32,691	124,391	—	(1,473)
UITrans LRT Co., Ltd.		102,828	56,438	46,390	—	(925)
Garolim Tidal Power Plant Co., Ltd.		43,592	3,350	40,242	—	(2,502)
Gyunggi Green Energy		333,027	263,608	69,419	21,577	(5,526)
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund		55,195	1,712	53,483	1,064	(1,116)
KONES, Corp.		3,748	2,296	1,452	7,442	(1,612)
Busan-Gimhae Light Rail Transit Co., Ltd.		752,011	793,042	(41,031)	34,670	(71,110)
QSONE Co.,Ltd. [Foreign]		247,592	79,399	168,193	882	(597)
Roy Hill Holdings Pty Ltd.		2,703,533	244,437	2,459,096	—	(302,248)
POSCO-NPS Niobium LLC		686,978	—	686,978	—	32,158
CSP-Compania Siderurgica do Pecem		1,520,989	78,847	1,442,142	—	(16,915)
South-East Asia Gas Pipeline Company Ltd.		1,755,847	1,195,935	559,912	19,878	(10,323)
Nickel Mining Company SAS		416,878	91,851	325,027	120,324	(39,686)
DMSA, AMSA		8,636,317	5,190,558	3,445,759	—	(473)
7623704 Canada Inc.		1,161,363	15	1,161,348	—	(10)
KOREA LNG Ltd.		381,437	98	381,339	111,602	109,495
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		776,557	418,958	357,599	1,479,765	5,359
KOBRASCO		203,467	13,001	190,466	70,428	42,852
CAML Resources Pty. Ltd.		185,465	52,782	132,683	238,296	53,950
POSCHROME (PROPRIETARY) LIMITED		38,440	3,779	34,661	72,243	6,765

10. Joint Operations

Details of significant joint operations of the Company as of March 31, 2014 and December 31, 2013 are as follows:

		Ownership (%)
Joint operations	Operation	March 31, 2014	December 31, 2013	Location
Myanmar A-1/A-3 mine	Mine development	51.00	51.00	Myanmar
Offshore midstream	Mine development	51.00	51.00	Myanmar
Gleenhills mine	Mine development	20.00	20.00	Canada
Actos Anthracite coal project	Mine development	20.00	20.00	Canada
Mt. Thorley J/V	Mine development	20.00	20.00	Australia
POSMAC J/V	Mine development	20.00	20.00	Australia
CD J/V	Mine development	5.00	5.00	Australia
Intergra Coal J/V	Mine development	2.35	5.95	Australia
RUM J/V	Mine development	10.00	10.00	Australia
Camberwell Coal J/V	Mine development	8.39	8.39	Australia

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

11. Investment Property, Net

Changes in the carrying value of investment property for the three-month period ended March 31, 2014 and the year ended December 31, 2013 were as follows:

(a)	For the three-month period ended March 31, 2014

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others (*1)	Ending
Land	￦	161,502	—	(2,524)	—	535	159,513
Buildings		239,193	67	(7,824)	(2,859)	(4,235)	224,342
Structures		3,599	—	—	(71)	(143)	3,385
Others		20,935	13	—	—	—	20,948

Total	￦	425,229	80	(10,348)	(2,930)	(3,843)	408,188

(*1)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

(b)	For the year ended December 31, 2013

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation	Others (*1)	Ending
Land	￦	211,382	—	12,625	(4,410)	—	(58,095)	161,502
Buildings		304,503	10	8,432	(3,129)	(12,008)	(58,615)	239,193
Structures		5,306	—	—	—	(314)	(1,393)	3,599
Others		—	20,935	—	—	—	—	20,935

Total	￦	521,191	20,945	21,057	(7,539)	(12,322)	(118,103)	425,229

(*1)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

12. Property, Plant and Equipment, Net

Changes in the carrying value of property, plant and equipment for the three-month period ended March 31, 2014 and the year ended December 31, 2013 were as follows:

(a)	For the three-month period ended March 31, 2014

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation (*1)	Others (*2)	Ending
Land	￦	2,708,010	3,982	—	(3)	—	92,512	2,804,501
Buildings		4,888,835	17,262	—	(1,437)	(86,732)	111,521	4,929,449
Structures		2,784,587	4,806	—	(74)	(52,526)	63,103	2,799,896
Machinery and equipment		19,442,836	72,430	—	(22,946)	(505,379)	1,337,425	20,324,366
Vehicles		51,033	1,979	37	(318)	(5,152)	1,191	48,770
Tools		62,853	3,923	—	(174)	(8,715)	1,764	59,651
Furniture and fixtures		173,152	5,904	13	(208)	(18,452)	2,497	162,906
Capital lease assets		100,524	—	—	(13)	(2,789)	(345)	97,377
Construction-in-progress		5,548,289	1,093,617	—	(10,341)	—	(1,843,060)	4,788,505

Total	￦	35,760,119	1,203,903	50	(35,514)	(679,745)	(233,392)	36,015,421

(*1)	Impairment losses of property, plant and equipment amounting to ￦1,753 million are included.
(*2)	Includes reclassifications for changing purpose of use, adjustments of foreign currency translation differences and others.

(b)	For the year ended December 31, 2013

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation (*1)	Others (*2)	Ending
Land	￦	2,646,422	23,404	23,108	(24,548)	—	39,624	2,708,010
Buildings		4,168,802	72,168	7,352	(48,278)	(308,084)	996,875	4,888,835
Structures		2,320,181	29,338	18,568	(7,633)	(189,740)	613,873	2,784,587
Machinery and equipment		16,532,204	740,682	9,634	(88,565)	(1,867,408)	4,116,289	19,442,836
Vehicles		60,154	10,326	700	(2,356)	(19,402)	1,611	51,033
Tools		69,851	20,638	304	(1,811)	(33,494)	7,365	62,853
Furniture and fixtures		183,380	31,578	1,087	(4,837)	(72,062)	34,006	173,152
Capital lease assets		57,224	670	—	(712)	(12,766)	56,108	100,524
Construction-in-progress		6,238,161	5,931,141	—	(10,369)	—	(6,610,644)	5,548,289

Total	￦	32,276,379	6,859,945	60,753	(189,109)	(2,502,956)	(744,893)	35,760,119

(*1)	Impairment losses of property, plant and equipment amounting to ￦9,742 million are included.
(*2)	Includes reclassifications for changing purpose of use, adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

13. Goodwill and Other Intangible Assets, Net

Changes in the carrying value of goodwill and other intangible assets for the three-month period ended March 31, 2014 and the year ended December 31, 2013 were as follows:

(a)	For the three-month period ended March 31, 2014

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Amortization	Impairment loss	Others (*3)	Ending
Goodwill (*1)	￦	1,615,938	—	2,173	—	—	—	4,206	1,622,317
Intellectual property rights		1,474,859	30,771	—	—	(28,646)	—	1,271,865	2,748,849
Premium in rental (*2)		131,267	1,034	—	(30)	(6)	(3)	57	132,319
Development expense		61,102	2,465	—	(363)	(13,249)	(750)	137,302	186,507
Port facilities usage rights		167,111	—	—	—	(3,068)	—	10	164,053
Exploratation and evaluation assets		359,748	1,655	—	—	—	—	(296,502)	64,901
Mining development assets		968,191	—	—	—	—	—	(968,191)	—
Customer relationships		692,880	—	—	—	(13,700)	—	1,546	680,726
Other intangible assets		458,744	22,553	—	(396)	(18,590)	—	(125,951)	336,360

	￦	5,929,840	58,478	2,173	(789)	(77,259)	(753)	24,342	5,936,032

(*1)	Acquisition amounts include goodwill amounting to ￦2,173 million related to the acquisition of Hanjung Power Pty., Ltd.
(*2)	Premium in rental includes memberships with indefinite useful lives.
(*3)	Includes translation adjustment and reclassifications. Reclassifications are primarily those exploration and evaluation assets reclassified to intellectual property rights amounting to ￦1,264,790 million due to commercial development of Myanmar A-1 mine and development expense amounting to ￦133,598 million due to completion of the new ERP system.

(b)	For the year ended December 31, 2013

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Amortization	Impairment loss	Others (*3)	Ending
Goodwill (*1)	￦	1,713,691	—	2,668	—	—	(103,436)	3,015	1,615,938
Intellectual property rights		275,146	54,182	—	(291)	(35,532)	(10,313)	1,191,667	1,474,859
Premium in rental (*2)		137,733	4,089	1,605	(4,382)	(211)	(4,457)	(3,110)	131,267
Development expense		60,931	13,717	2,032	—	(23,166)	(5,675)	13,263	61,102
Port facilities usage rights		83,122	—	—	—	(10,318)	—	94,307	167,111
Exploratation and evaluation assets		479,728	4,669	—	—	—	—	(124,649)	359,748
Mining development assets		1,643,306	289,016	—	—	—	—	(964,131)	968,191
Customer relationships		750,732	—	—	—	(51,944)	—	(5,908)	692,880
Other intangible assets		517,971	211,627	684	(1,102)	(58,843)	(1,435)	(210,158)	458,744

	￦	5,662,360	577,300	6,989	(5,775)	(180,014)	(125,316)	(5,704)	5,929,840

(*1)	Acquisition amounts include goodwill amounting to ￦2,668 million related to the acquisition of POSCO YongXin Rare Earth Metal Co., Ltd.
(*2)	Premium in rental includes memberships with indefinite useful lives.
(*3)	Includes translation adjustment and reclassifications.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

14. Other Assets

Other current assets and other long-term assets as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	March 31, 2014		December 31, 2013
Other current assets
Advance payment	￦	1,152,971	1,138,976
Prepaid expenses		183,673	130,272
Others		1,546	1,420

	￦	1,338,190	1,270,668

Other long-term assets
Long-term advance payment	￦	3,067	3,090
Long-term prepaid expenses		235,515	204,449
Others		169,240	157,659

	￦	407,822	365,198

15. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	Bank	Interest rate(%)	March 31, 2014		December 31, 2013
Short-term borrowings
Bank overdrafts	Bank of America and others	0.1~1.0	￦	77,373	100,211
Short-term borrowings (*1)	HSBC Bank and others	0.2~13.0		9,938,717	7,256,486
				10,016,090	7,356,697
Current portion of long-term liabilities
Current portion of long-term borrowings (*1)	Export-Import Bank of Korea and others	0.5~9.0		871,862	856,188
Less : Present value discount				(236)	(59)
Current portion of foreign loan	NATIXIS	2.0		935	927
Current portion of debentures (*1)	Korean Development Bank and others	1.5~6.0		1,105,427	2,502,246
Less : Current portion of discount on debentures issued				(1,292)	(2,353)

				1,976,696	3,356,949

			￦	11,992,786	10,713,646

(*1)	Property, plant and equipment, trade accounts, short-term financial assets, available-for-sale financial assets and inventories amounting to ￦5,433,299 million, ￦26,234 million (two hundred sixty one sheets of note receivable), ￦17,477 million, ￦506,174 million and ￦418,086 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

(b)	Long-term borrowings, excluding current portion as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	Bank	Interest rate(%)	March 31, 2014		December 31, 2013
Long-term borrowings (*1)	Export-Import Bank of	0.5~11.0	￦	7,354,911	7,017,532
Less : Present value discount				(41,164)	(43,897)
Foreign loan (*2)	NATIXIS	2.0		920	1,140
Bonds (*1,3)	Korean Development Bank and others	0.9~6.3		8,811,077	8,590,965
Less : Discount on debentures issued				(43,584)	(45,372)
Add : Premium on debentures redemption				12,434	12,591

			￦	16,094,594	15,532,959

(*1)	Property, plant and equipment, trade accounts, short-term financial assets, available-for-sale financial assets and inventories amounting to ￦5,433,299 million, ￦26,234 million (two hundred sixty one sheets of note receivable), ￦17,477 million, ￦506,174 million and ￦418,086 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.
(*2)	As of March 31, 2014 and December 31, 2013, Korea Development Bank has provided guarantees related to the foreign loan.
(*3)	POSCO issued bonds exchangeable bonds with SK Telecom Co., Ltd. ADRs through Zeus (Cayman) Ltd., a consolidated entity, in August 2011. The Company accounted for these exchangeable bonds as long-term borrowings. The Company also provides guarantees for Zeus (Cayman) Ltd.

16. Other Payables

Other payables as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	March 31, 2014		December 31, 2013
Current
Accounts payable	￦	980,800	914,288
Accrued expenses		784,652	873,613
Dividend payable		526,524	11,709
Finance lease liabilities		18,652	14,218
Withholdings		331,462	315,026

	￦	2,642,090	2,128,854

Non-current
Accounts payable	￦	110,578	116,160
Accrued expenses		15,892	25,358
Finance lease liabilities		31,678	39,257
Long-term withholdings		24,674	25,859

	￦	182,822	206,634

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

17. Other Financial Liabilities

Other financial liabilities as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	March 31, 2014		December 31, 2013
Current
Derivatives liabilities	￦	95,330	128,370
Financial guarantee liabilities		8,168	7,534

	￦	103,498	135,904

Non-current
Derivatives liabilities	￦	174,415	229,096
Financial guarantee liabilities		29,978	30,925

	￦	204,393	260,021

18. Provisions

(a)	Provisions as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	March 31, 2014			December 31, 2013
	Current		Non-current	Current	Non-current
Provision for bonus payments	￦	32,377	—	52,377	—
Provision for construction warranties		24,614	39,645	35,027	20,669
Provision for legal contingencies and claims (*1)		—	39,209	—	30,330
Others (*2)		19,138	42,448	19,925	95,273

	￦	76,129	121,302	107,329	146,272

(*1)	The Company recognized probable outflow of resources amounting to ￦26,166 million and ￦17,549 million as provisions for legal contingencies and asserted claims in relation to lawsuits against the Company as of March 31, 2014 and December 31, 2013, respectively.
(*2)	As of March 31, 2014 and December 31, 2013, the amount includes a provision of ￦17,963 and ￦74,888 million, respectively, for expected resources outflow in connection with the subrogation and financial joint guarantee for the construction projects of POSCO ENGINEERING & CONSTRUCTION Co., Ltd.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

(b)	Changes in provisions for the three-month period ended March 31, 2014 and the year ended December 31, 2013 were as follows:

1)	For the three-month period ended March 31, 2014

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others (*1)	Ending
Provision for bonus payments	￦	52,377	4,226	(22,668)	(1,579)	21	32,377
Provision for construction warranties		55,696	14,192	(5,679)	(322)	372	64,259
Provision for legal contingencies and claims		30,330	8,826	—	—	53	39,209
Others		115,198	2,097	(57,342)	(165)	1,798	61,586

	￦	253,601	29,341	(85,689)	(2,066)	2,244	197,431

(*1)	Includes adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2013

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others (*1)	Ending
Provision for bonus payments	￦	42,904	48,362	(36,126)	(2,058)	(705)	52,377
Provision for construction warranties		50,716	27,008	(15,356)	(3,887)	(2,785)	55,696
Provision for legal contingencies and claims		30,920	5,090	(4,353)	(1,327)	—	30,330
Others		53,389	86,077	(23,576)	(1,597)	905	115,198

	￦	177,929	166,537	(79,411)	(8,869)	(2,585)	253,601

(*1)	Includes adjustments of foreign currency translation differences and others.

19. Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the three-month periods ended March 31, 2014 and 2013 were as follows:

(in millions of Won)	March 31, 2014		December 31, 2013
Expense related to post-employment benefit plans under defined contribution plans	￦	5,741	5,400

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

(b)	Defined benefit plan

1)	The amounts recognized in relation to defined benefit obligations in the statements of financial position as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	March 31, 2014		December 31, 2013
Present value of funded obligations	￦	1,541,342	1,515,426
Fair value of plan assets		(1,253,810)	(1,247,483)
Present value of non-funded obligations		4,656	5,217

Net defined benefit obligations	￦	292,188	273,160

2)	Changes in present value of defined benefit obligations for the three-month period ended March 31, 2014 and the year ended December 31, 2013 were as follows:

(in millions of Won)	March 31, 2014		December 31, 2013
Defined benefit obligation at the beginning of period	￦	1,520,643	1,410,399
Current service costs		57,218	238,386
Interest costs		13,733	47,039
Remeasurements		16,872	(12,615)
Business combinations		—	11,379
Benefits paid		(63,300)	(129,038)
Others		832	(44,907)

Defined benefit obligation at the end of period	￦	1,545,998	1,520,643

3)	Changes in fair value of plan assets for the three-month period ended March 31, 2014 and the year ended December 31, 2013 were as follows:

(in millions of Won)	March 31, 2014		December 31, 2013
Fair value of plan assets at the beginning of period	￦	1,247,483	1,064,711
Interest on plan assets		11,933	37,677
Remeasurements of plan assets		(1,725)	(1,482)
Contributions to plan assets		32,462	254,771
Business combinations		—	9,372
Benefits paid		(36,107)	(82,624)
Others		(236)	(34,942)

Fair value of plan assets at the end of period	￦	1,253,810	1,247,483

4)	The amounts recognized in condensed consolidated interim statements of comprehensive income for the three-month periods ended March 31, 2014 and 2013 were as follows:

(in millions of Won)	March 31, 2014		March 31, 2013
Current service costs	￦	57,218	61,268
Net interest costs		1,800	2,099

	￦	59,018	63,367

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

20. Other Liabilities

Other liabilities as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	March 31, 2014		December 31, 2013
Other current liabilities
Due to customers for contract work	￦	811,021	898,605
Advances received		1,184,806	1,176,621
Unearned revenue		19,568	29,217
Withholdings		208,494	192,497
Deferred revenue		192	202
Others (*1)		287,398	268,032

	￦	2,511,479	2,565,174

Other long-term liabilities
Advances received		185,708	201,432
Unearned revenue		1,389	1,465
Others (*1)		57,113	57,954

	￦	244,210	260,851

(*1)	Includes other current liabilities amounting to ￦277,338 million, ￦261,855 million and other long-term liabilities amounting to ￦9,505 million and ￦8,935 million as of March 31, 2014 and December, 31 2013, respectively, due to proportionate consolidation of joint operations which are owned by POSCO’s subsidiaries.

21. Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	March 31, 2014		December 31, 2013
Financial assets at fair value through profit or loss Derivatives assets held for trading	￦	75,142	78,222
Available-for-sale financial assets		3,966,956	4,166,384
Held-to-maturity investments		8,715	3,834
Loans and receivables		21,446,424	21,206,326

	￦	25,497,237	25,454,766

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

2)	Financial liabilities as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	March 31, 2014		December 31, 2013
Financial liabilities at fair value through profit or loss
Derivatives liabilities held for trading	￦	269,745	357,466

Financial liabilities evaluated as amortized cost
Trade accounts and notes payable		4,350,308	4,231,881
Borrowings		28,087,380	26,246,605
Financial guarantee liabilities		38,146	38,459
Others		2,654,726	2,253,989

		35,130,560	32,770,934

	￦	35,400,305	33,128,400

3)	Finance income and costs by category of financial instrument for the three-month periods ended March 31, 2014 and 2013 were as follows:

	March 31, 2014

(in millions of Won)	Financial income and costs
	Interest income (cost)		Dividend income	Gain and loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	￦	—	—	—	—	44,902	22,819	67,721	—
Available-for-sale financial assets		64	29,447	—	—	8,705	(1,578)	36,638	(204,457)
Held-to-maturity investments		10	—	—	—	—	22	32	—
Loans and receivables		60,941	—	111,512	22,459	(5,103)	(38)	189,771	—
Financial liabilities at fair value through profit or loss		—	—	—	—	(37,163)	21,573	(15,590)	—
Financial liabilities at amortized cost		(179,818)	—	(133,845)	(99,060)	1,500	(2,871)	(414,094)	—

	￦	(118,803)	29,447	(22,333)	(76,601)	12,841	39,927	(135,522)	(204,457)

‚	March 31, 2013

(in millions of Won)	Financial income and costs
	Interest income (cost)		Dividend income	Gain and loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	￦	84	—	—	—	39,430	80,753	120,267	—
Available-for-sale financial assets		858	38,175	—	—	207	(118,306)	(79,066)	102,029
Held-to-maturity investments		386	—	—	—	—	21	407	—
Loans and receivables		62,583	—	43,687	126,795	(4,039)	(19)	229,007	—
Financial liabilities at fair value through profit or loss		—	—	—	—	(99,767)	(117,483)	(217,250)	—
Financial liabilities at amortized cost		(160,738)	—	(63,954)	(137,110)	—	(3,155)	(364,957)	—

	￦	(96,827)	38,175	(20,267)	(10,315)	(64,169)	(158,189)	(311,592)	102,029

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

(b)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	March 31, 2014			December 31, 2013
	Book Value		Fair Value	Book Value	Fair Value
Assets measured fair value
Available-for-sale financial assets (*1)	￦	3,291,702	3,291,702	3,560,515	3,560,515
Derivatives assets held for trading (*2)		75,142	75,142	78,222	78,222

		3,366,844	3,366,844	3,638,737	3,638,737

Assets measured amortized cost (*3)
Cash and cash equivalents		4,358,952	4,358,952	4,208,562	4,208,562
Trade accounts and notes receivable		12,436,370	12,436,370	11,589,601	11,589,601
Loans and other receivables		4,651,102	4,651,102	5,408,163	5,408,163
Held-to-maturity investments		8,715	8,715	3,834	3,834

		21,455,139	21,455,139	21,210,160	21,210,160

Liabilities measured fair value
Derivatives liabilities held for trading (*2)		269,745	269,745	357,466	357,466
Liabilities measured amortized cost (*3)
Trade accounts and notes payable		4,350,308	4,350,308	4,231,881	4,231,881
Borrowings		28,087,380	28,574,750	26,246,605	26,550,721
Financial guarantee liabilities		38,146	38,146	38,459	38,459
Others		2,654,726	2,654,726	2,253,989	2,253,989

	￦	35,130,560	35,617,930	32,770,934	33,075,050

(*1)	The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average cost of capital of evaluated companies are used as a discount rate. The book value of available-for-sale financial assets accounted for at cost is not included.
(*2)	The fair value of derivatives is measured using valuation models such as Black-scholes model and others in which the market yields on government bonds are used as a discount rate.
(*3)	The fair value of financial assets and liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings since the fair value is close to their carrying amounts.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

2)	The fair value hierarchy

	The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in measurements.

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs, other than quoted prices, that are observable for the asset or liability, either directly or indirectly.

Level 3: inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

‚	The fair values of financial instruments by fair value hierarchy as of March 31, 2014 and December 31, 2013 are as follows:

a.	March 31, 2014

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	￦	2,490,283	—	801,419	3,291,702
Derivatives assets held for trading		—	75,142	—	75,142

	￦	2,490,283	75,142	801,419	3,366,844

Financial liabilities
Derivatives liabilities held for trading	￦	—	269,745	—	269,745

b.	December 31, 2013

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	￦	2,816,484	—	744,031	3,560,515
Derivatives assets held for trading		—	78,222	—	78,222

	￦	2,816,484	78,222	744,031	3,638,737

Financial liabilities
Derivatives liabilities held for trading	￦	—	357,466	—	357,466

(c)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2013.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

22. Share Capital and Capital Surplus

(a)	Share capital as of March 31, 2014 and December 31, 2013 are as follows:

(Share, in Won)	March 31, 2014		December 31, 2013
Authorized shares		200,000,000	200,000,000
Par value	￦	5,000	5,000
Issued shares (*1)		87,186,835	87,186,835
Shared capital (*2)	￦	482,403,125,000	482,403,125,000

(*1)	As of March 31, 2014, total shares of ADRs of 53,749,064 are equivalent to 13,437,266 of common stock.
(*2)	As of March 31, 2014, the difference between the ending balance of common stock and the par value of issued common stock is ￦46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	March 31, 2014		December 31, 2013
Share premium	￦	463,825	463,825
Gain on disposal of treasury shares		769,226	769,215
Other capital surplus		(156,727)	(154,774)

	￦	1,076,324	1,078,266

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

23. Hybrid Bond

(a)	Hybrid bonds classified as equity as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Rate of interest (%)	March, 31 2014		December, 31 2013
Hybrid bond 1-1 (*1)	2013-06-13	2043-06-13	4.30	￦	800,000	800,000
Hybrid bond 1-2 (*1)	2013-06-13	2043-06-13	4.60		200,000	200,000
Issuance cost					(3,081)	(3,081)

				￦	996,919	996,919

(*1)	Details of hybrid bonds as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2
Issue price	800,000	200,000

Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)

	Issue date ~ 2018-06-12 : 4.3%	Issue date ~ 2023-06-12 : 4.6%

	reset every 5 years as belows;	reset every 10 years as belows;

Interest rate	• Government bond (5 years) + 1.3%	• Government bond (10 years) + 1.4%

	• After 10 years +0.25% according to Step-up clauses	• After 10 years +0.25% according to Step-up clauses

	• After 25 years +0.75%	• After 30 years +0.75%

Interest payments condition	Quarterly	Quarterly

	(Optional deferral of interest payment is available to the Company)	(Optional deferral of interest payment is available to the Company)

Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 5 and interest payment date afterwards

The Company holds the right to extend the maturity dates of the hybrid bonds and to defer interest payments for the hybrid bonds. If interest payments for the hybrid bonds are deferred, the Company cannot declare or pay dividends attributable to common stock. Since the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the hybrid bonds have been classified as equity instruments. The interest accumulated but not paid on the hybrid bonds as of March 31, 2014 amounts to ￦2,251 million.

(b)	POSCO ENERGY Co., Ltd., a subsidiary of the Company, issued hybrid bonds during the year ended December 31, 2013, the entire amount of which is classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate(%)	March, 31 2014		December, 31 2013
Hybrid bond 1-1 (*1)	2013-08-29	2043-08-29	4.66	￦	165,000	165,000
Hybrid bond 1-2 (*1)	2013-08-29	2043-08-29	4.72		165,000	165,000
Hybrid bond 1-3 (*1)	2013-08-29	2043-08-29	4.72		30,000	30,000
Hybrid bond 1-4 (*1)	2013-08-29	2043-08-29	5.21		140,000	140,000
Issuance cost					(1,532)	(1,532)

				￦	498,468	498,468

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

(*1)	Details of hybrid bonds of POSCO ENERGY Co.,Ltd. as of March 31, 2014 are as follows :

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2 and 1-3	Hybrid bond 1-4
Issue price	165,000	195,000	140,000

Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)

	Issue date ~ 2018-08-29 : 4.66% reset every 5 years as belows;	Issue date ~ 2018-08-29 : 4.72% reset every 5 years as belows;	Issue date ~ 2018-08-29 : 5.21% reset every 5 years as belows;

	• After 5 years : returen on	• After 5 years : returen on	• After 5 years : returen on

Interest rate	governmentbond (5 years) + 1.39%	governmentbond (5 years) + 1.45%	governmentbond (5 years) + 1.55%

	• After 10 years : additionally+0.25% according to Step-up clauses	• After 10 years : additionally+0.25% according to Step-up clauses	• After 10 years : additionally+0.25% according to Step-up clauses

	• After 30 years : additionally+0.75% Quarterly	• After 30 years : additionally+0.75% Quarterly	• After 30 years : additionally+0.75% Quarterly
Interest payments condition	(Optional deferral of interest payment is available to the Company)	(Optional deferral of interest payment is available to the Company)	(Optional deferral of interest payment is available to the Company)

Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 5 and interest payment date afterwards

POSCO ENERGY Co.,Ltd., a subsidiary, holds the right to extend the maturity dates of the hybrid bonds and to defer interest payments for the hybrid bonds. If interest payments for the hybrid bonds are deferred, POSCO ENERGY Co.,Ltd., cannot declare or pay dividends attributable to common stock. Since the subsidiary has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the hybrid bonds have been classified as equity (non-controlling interests) in the Company’s consolidated financial statements. The interest accumulated but not paid on the hybrid bonds as of March 31, 2014 amounts to ￦1,946 million.

24. Reserves

Reserves as of March 31, 2014 and December 31, 2013 are as follows:

(in millions of Won)	March 31, 2014		December 31, 2013
Accumulated comprehensive loss of investments in associates and joint ventures	￦	(230,916)	(295,946)
Changes in the unrealized fair value of available-for-sale investments		273,205	480,409
Currency translation differences		(123,530)	(189,085)
Others		(18,032)	(18,454)

	￦	(99,273)	(23,076)

25. Treasury Shares

As of March 31, 2014, the Company holds 7,403,072 shares of treasury stock for price stabilization in accordance with the Board of Director’s resolution.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

26. Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for the three-month periods ended March 31, 2014 and 2013 were as follows:

(in millions of Won)	March 31, 2014		March 31, 2013
Wages and salaries	￦	195,834	193,325
Expenses related to defined benefit plan		18,061	17,333
Other employee benefits		42,371	41,664
Travel		10,768	11,507
Depreciation		68,736	54,670
Communication		3,556	3,717
Electric power		4,377	4,344
Taxes and public dues		13,250	14,339
Rental		35,347	26,460
Repairs		2,873	1,991
Insurance		2,422	1,808
Entertainment		4,478	4,198
Advertising		25,032	18,356
Research and development		35,249	60,546
Service fees		50,954	56,119
Supplies		2,448	3,323
Vehicles maintenance		2,858	3,079
Industry association fee		5,346	4,680
Training		3,077	2,982
Conference		4,236	4,037
Warranty expense		5,148	4,628
Bad debt expenses		5,762	14,081
Others		4,749	4,633

	￦	546,932	551,820

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

(b)	Selling expenses

Selling expenses for the three-month periods ended March 31, 2014 and 2013 were as follows:

(in millions of Won)	March 31, 2014		March 31, 2013
Freight and custody expenses	￦	363,962	359,962
Operating expenses for distribution center		2,717	2,262
Sales commissions		17,626	15,814
Sales advertising		291	504
Sales promotion		5,000	8,043
Sample		872	1,178
Sales insurance premium		10,177	6,389
Contract cost		6,212	8,760
Others		2,919	2,061

	￦	409,776	404,973

27. Adjusted Operating Profit

Adjusted operating profits which include the other profits or losses excluded in operating profit but reflect the results of the Company’s operations for the three-month periods ended March 31, 2014 and 2013 were as follows:

(in millions of Won)	March 31, 2014		March 31, 2013
Operating profits on the statement of comprehensive income	￦	731,263	716,919

Add
Gain on disposals of property, plant and equipment		1,389	2,986
Gains on disposal of investment in associates and joint ventures		7,664	3,059
Reversal of impairment loss of advance payments for order		—	5,289
Rental revenues		435	1,734
Outsourcing income		5,591	6,190
Gain on disposals of wastes		13,639	1,637
Gain from claim compensation		5,105	5,348
Penalty income from early termination of contracts		5,554	6,596
Grant income		398	322
Others		17,682	5,260

		57,457	38,421

Deduct
Loss on disposals of property, plant and equipment		(8,591)	(18,741)
Loss on disposal of investment in associates and joint ventures		—	(15,750)
Idle tangible assets expenses		(888)	(7,144)
Impariment losses on property, plant and equipment		(1,753)	—
Other bad debt expenses		(62,370)	(3,949)
Donations		(19,842)	(14,700)
Loss on disposals of wastes		(16,510)	(8,762)
Penalty and additional tax payments		(167,856)	—
Others		(20,214)	(8,526)

		(298,024)	(77,572)

Adjusted operating profit	￦	490,696	677,768

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

28. Finance Income and Costs

Details of finance income and costs for the three-month periods ended March 31, 2014 and 2013 were as follows:

(in millions of Won)	March 31, 2014		March 31, 2013
Finance income
Interest income	￦	61,015	63,911
Dividend income		29,447	38,175
Gain on foreign currency transactions		192,613	185,080
Gain on foreign currency translation		103,853	268,735
Gain on transactions of derivatives		51,711	40,251
Gain on valuation of derivatives		69,173	94,273
Gain on disposals of available-for-sale investments		8,834	207
Others		1,460	961

	￦	518,106	691,593

Finance costs
Interest expenses	￦	179,818	160,738
Loss on foreign currency transactions		214,946	205,347
Loss on foreign currency translation		180,454	279,050
Loss on transactions of derivatives		43,970	100,589
Loss on valuation of derivatives		23,623	131,106
Impairment loss on available-for-sale investments		1,578	118,306
Loss on disposals of available-for-sale investments		129	—
Others		9,111	8,049

	￦	653,629	1,003,185

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

29. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2014 and 2013 were as follows:

(in millions of Won)	March 31, 2014		March 31, 2013
Other non-operating income
Gain on disposals of property, plant and equipment	￦	1,389	2,986
Gains on disposal of investment in associates and joint ventures		7,664	3,059
Reversal of impairment loss of advance payments for order		—	5,289
Rental revenues		435	1,734
Outsourcing income		5,591	6,190
Gain on disposals of wastes		13,639	1,637
Gain from claim compensation		5,105	5,348
Penalty income from early termination of contracts		5,554	6,596
Grant income		398	322
Others		17,682	5,260

		57,457	38,421

Other non-operating expense
Loss on disposals of property, plant and equipment		8,591	18,741
Loss on disposal of investment in associates and joint ventures		—	15,750
Idle tangible assets expenses		888	7,144
Impariment losses on property, plant and equipment		1,753	—
Other bad debt expenses		62,370	3,949
Donations		19,842	14,700
Loss on disposals of wastes		16,510	8,762
Penalty and additional tax payments (*1)		167,856	—
Others		20,214	8,526

	￦	298,024	77,572

(*1)	As a result of Korea National Tax Service’s periodic audit of tax payments and refunds of the Company, the Company recognized additional tax payments amounting to ￦137,917 million, primarily related to VAT, in the three-month period ended March 31, 2014.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

30. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the three-month periods ended March 31, 2014 and 2013 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	March, 31 2014		March, 31 2013
Changes in inventories	￦	2,325,629	2,881,156
Cost of merchandises sold		7,200,809	6,139,227
Employee benefits expenses		823,040	826,772
Outsourced processing cost		2,440,817	2,016,185
Electricity expenses		347,600	248,925
Depreciation expenses (*1)		680,922	611,576
Amortization expenses		77,259	49,422
Freight and custody expenses		363,962	359,962
Commissions paid		17,626	15,814
Loss on disposals of property, plant and equipment		8,591	18,741
Donations		19,842	14,700
Other expenses		700,792	760,056

	￦	15,006,889	13,942,536

(*1)	Includes depreciation expense of investment property.

31. Income Taxes

Income tax expense was recognized as current tax expense adjusted to current adjustments for prior periods, deferred tax benefit/expenses by origination and reversal of deferred assets/liabilities and temporary differences, and income tax recognized in other comprehensive income. The effective tax rate of the Company for the three-month periods ended March 31, 2014 and 2013 was 79.24% and 20.46%, respectively. The change in effective tax rate was caused mainly by additional income tax payment (￦78,679 million) due to tax investigation and non-deductible expense primarily related to additional VAT payment (note 29) in 2014.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

32. Earnings per Share

(a)	Basic and diluted earnings per share for the three-month periods ended March 31, 2014 and 2013 were as follows:

(Won, except per share information)	March 31, 2014		March 31, 2013
Profit attribute to controlling interest	￦	69,841,295,973	278,007,943,087
Interests of hybrid bonds		(8,111,100,867)	—
Weighted-average number of common shares outstanding (*1)		79,783,754	77,244,466
Basic and diluted earnings per share		774	3,599

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

(share)	March 31, 2014		March 31, 2013
Total number of common shares issued	￦	87,186,835	87,186,835
Weighted-average number of treasury shares		(7,403,081)	(9,942,369)

Weighted-average number of common shares outstanding	￦	79,783,754	77,244,466

Since there were no potential shares of common stock which had dilutive effects as of March 31, 2014 and 2013, diluted earnings per share is equal to basic earnings per share.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

33. Related Party Transactions

(a)	Significant transactions with related companies for the three-month periods ended March 31, 2014 and 2013 were as follows:

1)	For the three-month period ended March 31, 2014

	Sales and others (*1)					Purchase and others (*2)
(in millions of Won)	Sales		Others	Total		Purchase of material		Purchase of fixed assets	Outsourced processing cost	Others	Total
Subsidiaries (*3)
POSCO ENGINEERING & CONSTRUCTION Co., LTD.	￦	1,505	16,583	￦	18,088	￦	—	427,486	2,090	10,972	￦	440,548
POSCO Processing&Service		255,304	8,578		263,882		260,449	—	—	106		260,555
POSCO COATED & COLOR STEEL Co., Ltd.		122,752	—		122,752		—	—	2,429	30		2,459
POSCO ICT		227	4		231		—	75,084	6,265	37,465		118,814
POSMATE		129	1		130		132	—	3,286	8,270		11,688
eNtoB Corporation		—	35		35		58,213	660	13	5,250		64,136
POSCO CHEMTECH		129,572	4,941		134,513		132,202	1,450	75,916	386		209,954
POSCO M-TECH		20	535		555		36,970	493	50,426	56		87,945
POSCO ENERGY CO., LTD.		36,133	299		36,432		—	1,592	—	20		1,612
POSCO TMC Co., Ltd.		49,887	—		49,887		—	—	277	421		698
POSCO AST		132,400	—		132,400		1,722	—	14,898	250		16,870
POSHIMETAL Co., Ltd.		3,009	1,185		4,194		40,447	—	—	—		40,447
Daewoo International Corporation		890,600	20,604		911,204		47,077	—	—	1,552		48,629
POSCO America Corporation		169,609	2		169,611		—	—	—	5		5
POSCO Canada Ltd.		—	—		—		47,370	—	—	—		47,370
POSCO Asia Co., Ltd.		514,542	23		514,565		40,194	—	1,379	79		41,652
POSCO (Thailand) Company Ltd.		22,236	4		22,240		—	—	—	7		7
Qingdao Pohang Stainless Steel Co., Ltd.		14,084	—		14,084		—	—	—	—		—
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		62,811	—		62,811		—	—	—	—		—
POSCO JAPAN Co., Ltd.		361,108	—		361,108		2,275	—	—	197		2,472
POSCO-India Pune Processing Center. Pvt. Ltd.		45,766	59		45,825		—	—	—	—		—
POSCO MEXICO S.A. DE C.V.		61,124	775		61,899		—	—	—	—		—
POSCO Maharashtra Steel Private Limited		64,467	214		64,681		—	—	—	—		—
DAEWOO INTERNATIONAL SINGAPORE PTE. LTD.		—	—		—		28,578	—	—	—		28,578
Others		474,111	134		474,245		25,225	4,569	5,952	14,864		50,610

	￦	3,411,396	53,976	￦	3,465,372	￦	720,854	511,334	162,931	79,930	￦	1,475,049

Associates and joint ventures (*3)
SNNC		563	63		626		88,246	—	—	5		88,251
POSCO PLANTEC Co., Ltd. (*4) (formerly, SUNGJIN GEOTEC Co., Ltd.)		2,820	18		2,838		572	13,383	2,960	714		17,629
POSCHROME (PROPRIETARY) LIMITED		—	—		—		15,580	—	—	—		15,580
PT. POSMI Steel Indonesia		5,812	—		5,812		—	—	—	—		—
POSK (PingHu) Steel Processing Center Co., Ltd.		4,270	—		4,270		—	—	—	—		—
POSCO-SAMSUNG-Slovakia Processing Center		2,539	—		2,539		—	—	—	—		—
POSCO-SAMSUNG Suzhou Processing Center Co., Ltd.		319	—		319		—	—	—	—		—
Others		3	1		4		1,033	—	—	—		1,033

	￦	16,326	82	￦	16,408	￦	105,431	13,383	2,960	719	￦	122,493

	￦	3,427,722	54,058	￦	3,481,780	￦	826,285	524,717	165,891	80,649	￦	1,597,542

(*1)	Sales and others include sales and insignificant other non-operating income. Sales are mainly sales of steel products and these are priced on an arm’s length basis.
(*2)	Purchases and others include purchases and overhead costs. Purchases and others are mainly related to purchases of construction services and purchases of raw materials to manufacture steel products. These are priced on an arm’s length basis.
(*3)	As of March 31, 2014, the Company provided guarantees to related parties (Note 34).
(*4)	Sungjin Geotec Co., Ltd. merged with POSCO Plant Engineering Co., Ltd. and changed its name to POSCO PLANTEC Co., Ltd.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

2)	For the three-month period ended March 31, 2013

(in millions of Won)	Sales and others					Purchase and others
	Sales		Others	Total		Purchase of material		Purchase of fixed assets	Outsourced processing cost	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION Co., LTD.	￦	3,226	140	￦	3,366	￦	152	849,527	2,572	6,844	￦	859,095
POSCO Processing & Service		209,378	—		209,378		364,819	—	—	147		364,966
POSCO COATED & COLOR STEEL Co., Ltd.		112,079	—		112,079		—	—	2,247	27		2,274
POSCO PLANTEC Co., Ltd.		6	15		21		712	34,604	7,085	1,526		43,927
POSCO ICT		320	4		324		45	45,105	6,922	36,568		88,640
eNtoB Corporation		—	—		—		51,698	2,155	38	4,287		58,178
POSCO CHEMTECH		125,425	4,455		129,880		120,280	7,067	68,781	284		196,412
POSCO M-TECH		4,357	23		4,380		28,098	—	51,274	244		79,616
POSCO ENERGY CO., LTD.		19,113	133		19,246		—	—	—	5		5
POSCO TMC Co., Ltd.		46,753	—		46,753		—	—	196	208		404
POSCO AST		119,096	—		119,096		1,716	—	14,087	86		15,889
POSHIMETAL Co., Ltd.		5,512	26		5,538		32,840	—	—	—		32,840
Daewoo International Corporation		905,200	—		905,200		1,437	—	—	1,547		2,984
POSCO America Corporation		113,718	1		113,719		—	—	—	59		59
POSCO Canada Ltd.		—	—		—		16,884	—	—	—		16,884
POSCO Asia Co., Ltd.		524,664	63		524,727		12,529	36	—	284		12,849
POSCO (Thailand) Company Ltd.		18,346	5,750		24,096		—	—	—	33		33
Qingdao Pohang Stainless Steel Co., Ltd.		11,939	—		11,939		—	—	—	—		—
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		38,167	—		38,167		—	—	—	—		—
POSCO JAPAN Co., Ltd.		280,373	—		280,373		1,723	—	—	545		2,268
POSCO-India Pune Processing Center. Pvt. Ltd.		32,371	5		32,376		—	—	—	—		—
POSCO MEXICO S.A. DE C.V.		73,005	956		73,961		—	—	—	460		460
POSCO Maharashtra Steel Private Limited		35,139	—		35,139		—	—	—	40		40
DAEWOO INTERNATIONAL SINGAPORE PTE. LTD.		—	—		—		18,816	—	—	—		18,816
Others		117,349	7,793		125,142		16,803	8,204	7,878	23,658		56,543

	￦	2,795,536	19,364	￦	2,814,900	￦	668,552	946,698	161,080	76,852	￦	1,853,182

Associates and joint ventures
SNNC		384	62		446		105,455	—	—	—		105,455
POSCO PLANTEC Co., Ltd. (formerly, SUNGJIN GEOTEC Co., Ltd.)		2,307	—		2,307		—	—	—	—		—
POSCHROME (PROPRIETARY) LIMITED		—	—		—		15,552	—	—	—		15,552
PT. POSMI Steel Indonesia		1,975	—		1,975		—	—	—	—		—
POSK (PingHu) Steel Processing Center Co., Ltd.		1,198	—		1,198		—	—	—	—		—
POSCO-SAMSUNG-Slovakia Processing Center		2,728	—		2,728		—	—	—	—		—
POSCO SAMSUNG Suzhou Processing Center Co., Ltd.		2,569	—		2,569		—	—	—	—		—
Others		538	58		596		971	—	—	174		1,145

	￦	11,699	120	￦	11,819	￦	121,978	—	—	174	￦	122,152

	￦	2,807,235	19,484	￦	2,826,719	￦	790,530	946,698	161,080	77,026	￦	1,975,334

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

(b)	The related account balances of significant transactions with related companies as of March 31, 2014 and December 31, 2013 are as follows:

1)	March 31, 2014

	Receivables					Payables
(in millions of Won)	Trade accounts and notes receivable		Others	Total		Trade accounts and notes payable		Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION Co., LTD.	￦	220	89,563	￦	89,783	￦	—	119,117	27	￦	119,144
POSCO Processing&Service		83,091	17,173		100,264		10,171	953	—		11,124
POSCO COATED & COLOR STEEL Co., Ltd.		103,064	17		103,081		—	12	1,388		1,400
POSCO ICT		—	2,513		2,513		5	42,484	7,174		49,663
POSMATE		—	3,882		3,882		239	1,237	4,107		5,583
eNtoB Corporation		—	35		35		11,574	8,446	13		20,033
POSCO CHEMTECH		43,429	8,835		52,264		64,259	15,839	17,333		97,431
POSCO M-TECH		—	541		541		9,736	8,903	18,613		37,252
POSCO ENERGY CO., LTD.		15,178	815		15,993		—	641	1,336		1,977
POSCO TMC Co., Ltd.		19,599	7		19,606		1	20	111		132
POSCO AST		59,060	13		59,073		—	3,064	6,034		9,098
POSHIMETAL Co., Ltd.		—	1,285		1,285		—	15,305	11		15,316
Daewoo International Corporation		98,995	21,451		120,446		527	—	—		527
POSCO America Corporation		52,859	—		52,859		—	—	—		—
POSCO Canada Ltd.		—	—		—		2,539	—	—		2,539
POSCO Asia Co., Ltd.		75,407	350		75,757		3,794	—	6,551		10,345
POSCO (Thailand) Company Limited		6,782	28		6,810		—	—	—		—
Qingdao Pohang Stainless Steel Co., Ltd.		9,816	—		9,816		—	—	—		—
POSCO JAPAN Co., Ltd.		38,468	89		38,557		557	—	—		557
POSCO-India Pune Processing Center. Pvt. Ltd.		14,736	—		14,736		—	—	—		—
POSCO MEXICO S.A. DE C.V.		95,526	1,409		96,935		—	—	—		—
POSCO Maharashtra Steel Private Limited		67,538	4,161		71,699		—	—	—		—
Others		73,255	9,732		82,987		11,542	11,640	3,918		27,100

	￦	857,023	161,899	￦	1,018,922	￦	114,944	227,661	66,616	￦	409,221

Associates and joint ventures
SNNC		140	23		163		23,961	—	—		23,961
POSCO PLANTEC Co., Ltd. (formerly, SUNGJIN GEOTEC Co., Ltd.)		1,282	14		1,296		2,285	4,188	16		6,489
POSCHROME (PROPRIETARY) LIMITED		—	288		288		—	—	—		—
LLP POSUK Titanium		—	4,118		4,118		—	—	—		—
Others		—	3		3		513	—	1		514

	￦	1,422	4,446		5,868	￦	26,759	4,188	17	￦	30,964

	￦	858,445	166,345		1,024,790	￦	141,703	231,849	66,633	￦	440,185

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

2)	December 31, 2013

	Receivables					Payables
(in millions of Won)	Trade accounts and notes receivable		Others	Total		Trade accounts and notes payable		Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION Co., LTD.	￦	40	110,955	￦	110,995	￦	—	105,603	—	￦	105,603
POSCO Processing&Service		103,400	73		103,473		17,914	683	—		18,597
POSCO COATED & COLOR STEEL Co., Ltd.		69,260	65		69,325		—	59	1,434		1,493
POSCO ICT		75	123		198		—	51,247	—		51,247
POSMATE		489	1,533		2,022		141	3,274	1,058		4,473
eNtoB Corporation		—	—		—		8,057	10,311	—		18,368
POSCO CHEMTECH		46,943	4,313		51,256		35,829	6,983	8,663		51,475
POSCO M-TECH		18	28		46		12,020	21,326	10,799		44,145
POSCO ENERGY CO., LTD.		14,733	2,894		17,627		—	421	—		421
POSCO TMC Co., Ltd.		20,510	26		20,536		—	16	50		66
POSCO AST		85,501	53		85,554		—	3,004	5,238		8,242
POSHIMETAL Co., Ltd.		1,721	12		1,733		—	12,624	—		12,624
Daewoo International Corporation		148,383	878		149,261		9,319	—	—		9,319
POSCO America Corporation		57,554	—		57,554		—	—	—		—
POSCO Canada Ltd.		—	—		—		12,323	—	—		12,323
POSCO Asia Co., Ltd.		134,602	142		134,744		2,063	—	—		2,063
POSCO (Thailand) Company Limited		6,052	7		6,059		—	—	—		—
Qingdao Pohang Stainless Steel Co., Ltd.		3,329	—		3,329		—	—	—		—
POSCO JAPAN Co., Ltd.		73,992	—		73,992		862	108	1		971
POSCO-India Pune Processing Center. Pvt. Ltd.		8,117	—		8,117		—	—	—		—
POSCO MEXICO S.A. DE C.V.		100,016	76		100,092		—	—	—		—
POSCO Maharashtra Steel Priavte Limited		55,392	3,218		58,610		—	—	—		—
Others		54,357	8,887		63,244		6,523	15,421	1,647		23,591

	￦	984,484	133,283	￦	1,117,767	￦	105,051	231,080	28,890	￦	365,021

Associates and joint ventures
SNNC		140	40		180		16,669	—	—		16,669
POSCO PLANTEC Co., Ltd. (formerly, SUNGJIN GEOTEC Co., Ltd.)		879	46		925		353	—	—		353
POSCHROME (PROPRIETARY) LIMITED		—	67		67		—	—	—		—
LLP POSUK Titanium		—	4,066		4,066		—	—	—		—
Others		—	17		17		319	2	—		321

	￦	1,019	4,236	￦	5,255	￦	17,341	2	—	￦	17,343

	￦	985,503	137,519	￦	1,123,022	￦	122,392	231,082	28,890	￦	382,364

(c)	For the three-month periods ended March 31, 2014 and 2013, details of compensation to key management officers were as follows:

(in millions of Won)	March 31, 2014		March 31, 2013
Short-term benefits	￦	32,655	36,920
Retirement benefits		4,751	13,652
Long-term benefits		9,195	3,942

	￦	46,601	54,514

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

34.	Commitments and Contingencies

(a)	Details of guarantees

Contingent liabilities on outstanding guarantees provided by the Company as of March 31, 2014, are as follows:

(in millions of Won)
Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
[The Company]
POSCO	POSCO(Guangdong) Automotive Steel Co., Ltd.	SMBC and others	USD	122,600,000	131,035
	POSCO Investment Co., Ltd.	BOC	CNY	350,000,000	60,218
		BOA and others	USD	330,000,000	352,704
	POSCO Maharashtra Steel Private Limited	Export-Import Bank of Korea and others	USD	566,069,000	605,015
	POSCO VST Co., Ltd.	ANZ and others	USD	65,000,000	69,472
	POSCO MEXICO S.A. DE C.V.	HSBC and others	USD	244,725,000	261,562
	POSCO-VIETNAM Co., Ltd.	Export-Import Bank of Korea	USD	196,000,000	209,485
	Zeus II (Cayman) Ltd.	Creditor	JPY	24,623,068,600	255,767
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	MIZUHO and others	USD	160,000,000	171,008
	POSCO ASSAN TST STEEL INDUSTRY	SMBC and others	USD	188,392,500	201,354
	POSCO Electrical Steel India Private Limited	ING and others	USD	83,784,000	89,548
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	1,350,300,000	1,443,201
Daewoo International Corporation	Daewoo Paper Manufacturing Co., Ltd.	HSBC	USD	12,500,000	13,360
	DAEWOO TEXTILE BUKHARA LLC	Export-Import Bank of Korea	USD	20,000,000	21,376
	DAEWOO INTERNATIONAL MEXICO S.A. DE C.V.	NOVA SCOTIA	USD	30,000,000	32,064
	POSCO ASSAN TST STEEL INDUSTRY	ING and others	USD	20,932,500	22,373
	Brazil Sao Paulo Steel Processing Center	SMBC	USD	20,000,000	21,376
	Daewoo International (Deutschland) GmbH.	Shinhan Bank	EUR	15,000,000	22,041
	PT. Bio Inti Agrindo	Export-Import Bank of Korea	USD	30,000,000	32,064
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Woori Bank and others	USD	135,000,000	144,288
	INTERNATIONAL BUSINESS CENTER CORPORATION	Export-Import Bank of Korea	USD	20,000,000	21,376
	POSCO E&C Vietnam Co., Ltd.	Export-Import Bank of Korea	USD	16,500,000	17,635
	SANTOSCMI S.A.	CITI Equador and others	USD	36,000,000	38,477
POSCO Processing&Service	POSCO Canada Ltd.	Hana Bank	USD	12,484,500	13,343
	POSCO Gulf SFC LLC	KEB Bank	USD	20,000,000	21,376
POSCO Coated & Color Steel Co., Ltd.	Myanmar POSCO C&C Company, Limited.	POSCO Investment Co., Ltd.	USD	7,986,947	8,536
POSCO ICT	PT. POSCO ICT Indonesia	POSCO Investment Co., Ltd.	USD	3,000,000	3,206
	VECTUS LIMITED	KEB Bank	GBP	3,500,000	6,225
		POSCO Investment Co., Ltd.	USD	4,000,000	4,275
POSCO ENERGY CO., LTD.	PT. KRAKATAU POSCO ENERGY	Export-Import Bank of Korea and others	USD	193,900,000	207,240
	TECHREN Solar, LLC	Woori Bank	USD	3,000,000	3,206
POSCO Engineering Co., Ltd.	PT PEN INDONESIA	KEB Bank and others	USD	12,818,876	13,701
		KEB Bank and others	IDR	134,971,620,040	12,701
	POSCO ENGINEERING (THAILAND) Co., Ltd.	Citi Bank	USD	15,300,000	16,353
		Woori Bank and others	THB	6,342,881,200	208,554
POSCO-Japan Co., Ltd.	POSCO-JEPC Co., Ltd.	Mizuho Bank and others	JPY	1,694,988,769	17,606
	POSCO-JWPC Co., Ltd.	Higo Bank and others	JPY	1,050,400,000	10,911
	Xenesys Inc.	Aozora Bank	JPY	250,000,000	2,597
DAEWOO TEXTILE FERGANA LLC	DAEWOO TEXTILE BUKHARA LLC	NBU	USD	3,037,183	3,246
POSCO E&C CHINA Co., Ltd.	HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Woori Bank (Beijing branch)	USD	33,000,000	35,270
POSCO-China Holding Corp.	POSCO YongXin Rare Earth Metal Co., Ltd.	KEB Bank and others	CNY	71,820,000	12,357
	DONG FANG JIN HONG	KDB Bank and others	CNY	1,300,000,000	223,665
POSCO CHEMTECH	PT.Krakatau Posco Chemtech Calcination and others	KEB Bank and others	USD	55,075,000	58,864
POSCO Specialty Steel Co., Ltd.	POSCO SS-VINA	Export-Import Bank of Korea	USD	354,409,800	378,793
SANTOSCMI S.A.	COMPANIADEAUTOMATIZACION & CONTROL, GENESYS S.A.	Banco de Guayaquil and others	USD	1,550,000	1,657

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

(in millions of Won)
Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
[Associates and joint ventures]
POSCO	United Spiral Pipe, LLC	Shinhan Bank	USD	24,500,000	26,186
	LLP POSUK Titanium	Shinhan Bank	USD	18,000,000	19,238
Daewoo International Corporation	DMSA/AMSA	Export-Import Bank of Korea and others	USD	165,133,333	176,495
	GLOBAL KOMSCO Daewoo LLC	Export-Import Bank of Korea and others	USD	8,050,000	8,604
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Taegisan Wind Power Corporation	KDB Bank	KRW	7,500	7,500
	Posco e&c Songdo International Building	Hana Bank and others	KRW	356,600	356,600
	CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd. and others	NH Bank and others	KRW	318,226	318,226
POSCO Engineering Co., Ltd.	PT Wampu Electric Power	Woori Bank	USD	344,848	369
	PT Wampu Electric Power and others	Export-Import Bank of Korea and others	USD	7,652,000	8,178
POSCO Processing & Service	Sebang Steel Co., Ltd.	Shinhan Bank	JPY	245,000,000	2,545
POSCO ICT	UITrans LRT Co., Ltd.	KB Bank	KRW	64,638	64,638
	Incheon-Kimpo Expressway Co., Ltd.	KDB Bank	KRW	175,000	175,000
	CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.	NH Bank	KRW	2,528	2,528
Daewoo(China) Co., Ltd.	SHANGHAI LANSHENG DAEWOO CORP.	Bank of Communications	CNY	100,000,000	17,205
POSCO CHEMTECH	PT.INDONESIA POS CHEMTECH CHOSUN Ref	KEB Bank	USD	6,000,000	6,413
[Others]
Daewoo International Corporation	Ambatovy Project Investments Limited	Export-Import Bank of Korea	USD	65,454,545	69,958
	Sherritt International Corporation	Export-Import Bank of Korea	USD	21,818,181	23,319
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	The union of City environment improvement for Kukje building and others	NH Bank and others	KRW	755,150	755,150
	THE GALE INVESTMENTS COMPANY, L.L.C.	Woori Bank	USD	50,000,000	53,440
POSCO ICT	BTL business and others	Kyobo Life Insurance Co.,Ltd and others	KRW	2,055,936	2,055,936
	SMS Energy and others	Hana Bank and others	KRW	163,360	163,360
POSCO M-TECH	PYUNGSAN SI Co., Ltd	Seoul Guarantee Insurance Co., Ltd.	KRW	66	66
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government)	Woori Bank	AUD	8,023,765	7,933
POSCO Engineering Co., Ltd	Kwanma Solar Co., Ltd. and others	Hana Bank and others	KRW	57,124	57,124
	Hyundai ENG Co., Ltd.	Engineering Financial Cooperative	KRW	35,933	35,933
	Beom eo Saint western hotel	Mirae Asset Securities Co., Ltd.	KRW	38,000	38,000

			USD	4,734,318,213	5,060,039
			AUD	8,023,765	7,933
			CNY	1,821,820,000	313,445
			EUR	15,000,000	22,041
			GBP	3,500,000	6,225
			IDR	134,971,620,040	12,701
			JPY	27,863,457,369	289,426
			KRW	4,030,061	4,030,061
			THB	6,342,881,200	208,554

(b)	POSCO ENGINEERING & CONSTRUCTION Co., Ltd. has provided the completion guarantees for Samsung C&T Corporation amounting to ￦1,142,459 million while Samsung C&T Corporation has provided the construction guarantees or payment guarantees on customers’ borrowings on behalf of POSCO ENGINEERING & CONSTRUCTION Co., Ltd. amounting to ￦775,565 million as of March 31, 2014. POSCO ENGINEERING & CONSTRUCTION Co., Ltd. provides payment guarantees on borrowings of customers such as Asset Backed Commercial Paper amounted to ￦393,800 million and Project Financing loan amounted to ￦197,700 million as of March 31, 2014.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

(c)	Other commitments

Details of other commitments of the Company as of March 31, 2014, are as follows:

POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of March 31, 2014, 179 million tons of iron ore and 10 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of March 31, 2014, POSCO entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 6.86 million, USD 6.58 million and USD 4.12 million. The borrowings are related to the exploration of gas hydrates in Aral Sea, Uzbekistan, the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Western Fergana-Chenavard, respectively. The repayment of the borrowings depends on the success of the projects. POSCO is not liable for the repayment of full or part of the money borrowed if the respective projects fail. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements.

POSCO has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to POSCO Energy Co., Ltd. under construction of new power plant.

POSCO ENGINEERING & CONSTRUCTION Co., LTD.	As of March 31, 2014, POSCO ENGINEERING & CONSTRUCTION Co., LTD. has comprehensive loan agreements of up to ￦284,500 million and USD 268 million with Woori Bank (including bank overdraft agreements of up to ￦20,000 million) and ￦98,000 million and USD 743 million with Korea Exchange Bank. Also, POSCO ENGINEERING & CONSTRUCTION Co.,Ltd. has bank overdraft agreements of up to ￦3,000 million with Korea Exchange Bank.

POSCO ICT	As of March 31, 2014, in relation to contract enforcement, POSCO ICT was provided with ￦55,617 million and ￦36,607 million guaranties from Korea Software Financial Cooperative and Seoul Guarantee Insurance, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

(d)	Litigation in progress

As of March 31, 2014, the Company and certain subsidiaries are defendants in legal actions arising from the normal course of business.

1)	Civil lawsuits with Nippon Steel & Sumitomo Metal Corporation

During the April, 2012, Nippon Steel & Sumitomo Metal Corporation filed a civil lawsuit in the Tokyo District Court of Japan against POSCO and POSCO Japan Co., Ltd., a subsidiary of POSCO, to prohibit production and sales of grain oriented electrical steel sheets using improperly acquired trade secrets and seeking compensation from the Company of ￦1,024.2 billion. Through trials up to March 31, 2014, the Company submitted its responses that the Japan court did not have jurisdiction on this lawsuit as it should be judged by Korean law and the Company developed grain oriented electrical steel sheets using the Company’s own technologies. As of March 31, 2014, the Japan court has not made any judgments on this matter. Since the Company does not believe that it has any present obligation, the Company has not recorded any provision for this lawsuit as of March 31, 2014.

In addition, Nippon Steel & Sumitomo Metal Corporation filed a civil lawsuit in the New Jersey federal court, United States, against POSCO and POSCO America Co., Ltd., a subsidiary of POSCO, claiming infringement of intellectual property rights related to the production of grain oriented electrical steel sheets. Since the Company does not believe that it has any present obligation, the Company has not recorded any provision for this lawsuit as of March 31, 2014. An estimate of possible loss cannot be reliably determined because the lawsuit is still in the discovery stage and no claim amount has been specified.

2)	Other lawsuits and claims

The Company is involved in 194 other lawsuits and claims for alleged damages aggregating to ￦375 billion as of March 31, 2014 which arose in the ordinary course of business. The Company made a reliable estimate in 2 lawsuits among the above 194 lawsuits and claims by considering the possibility and amount of outflow of resources and recognized ￦26,166 million as provisions for legal contingencies and claims (note 18). Since the Company believes that the Company does not have a present obligation as a result of the lawsuits and claims except the 2 lawsuits recognized provisions for legal contingencies and claims, the Company has not recorded any provisions for the other lawsuits as of March 31, 2014.

(e)	Other contingencies

Company	Description
POSCO	POSCO has provided two blank check to Korea Resources Corporation and six blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for out-standing loans.

POSCO ENGINEERING & CONSTRUCTION Co., LTD.	As of March 31, 2014, POSCO ENGINEERING & CONSTRUCTION Co., Ltd. has provided twenty-six blank checks and ten blank promissory notes as collateral for agreements and outstanding loans.

Daewoo International Corporation	As of March 31, 2014, Daewoo International Corporation has provided forty-five blank promissory notes and thirteen blank checks to Korea National Oil Corporation as collateral for the guarantee on performance for contracts and others.

POSCO ICT	As of March 31, 2014, POSCO ICT has provided eight blank promissory notes and ten blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

35. Cash Flows from Operating Activities

Adjustments for operating cash flows for the three-month periods ended March 31, 2014 and 2013 were as follows:

(in millions of Won)	March 31, 2014		March 31, 2013
Trade accounts and notes receivable	￦	(834,306)	(736,726)
Other financial assets		210,579	320,296
Inventories		(1,015,565)	(20,152)
Other current assets		(122,189)	(184,530)
Other long-term assets		(24,359)	(4,954)
Trade accounts payable		74,714	(37,620)
Other financial liabilities		102,149	(93,936)
Other current liabilities		25,963	405,621
Provisions		(6,141)	(15,951)
Payment of severance benefits		(63,300)	(40,908)
Plan assets		3,645	321
Other long-term liabilities		(298)	15,358

	￦	(1,649,108)	(393,181)

36. Operating Segments

(a)	The Company’s operating businesses are organized based on the nature of markets and customers. The Company has four reportable operating segments— steel, construction, trading and other. The steel segment includes production of steel products and revenue of such products. The engineering and construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. Other segment includes power generation, liquefied natural gas production, network and system integration and logistics. The policies of classification and measurement on operating segments were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2013.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2014, Continued

(Unaudited)

(b)	Information about reportable segments for the three-month periods ended March 31, 2014 and 2013 was as follows:

1)	For the three-month period ended March 31, 2014

(in millions of Won)	Steel		Trading	Construction	Other	Total
External revenues	￦	7,299,181	5,126,718	1,974,765	1,039,464	15,440,128
Internal revenues		4,655,173	2,211,504	706,742	735,457	8,308,876
Total revenues		11,954,354	7,338,222	2,681,507	1,774,921	23,749,004
Segments profit		92,489	29,427	41,876	51,866	215,658

2)	For the three-month period ended March 31, 2013

(in millions of Won)	Steel		Trading	Construction	Other	Total
External revenues	￦	8,013,093	4,278,604	1,043,178	1,247,008	14,581,883
Internal revenues		4,013,718	1,831,951	1,144,487	705,718	7,695,874
Total revenues		12,026,811	6,110,555	2,187,665	1,952,726	22,277,757
Segments profit (loss)		413,578	(10,750)	37,251	56,514	496,593

(c)	Reconciliations of total segment profit or loss, to their respective consolidated financial statement line items for the three-month periods ended March 31, 2014 and 2013 were as follows:

(in millions of Won)	March 31, 2014		March 31, 2013
Total profit for reportable segments	￦	215,658	496,593
Corporate fair value adjustments		(20,725)	(14,970)
Elimination of inter-segment profits		(139,287)	(189,362)
Income tax expense		212,428	75,181

Profit before income tax expense	￦	268,074	367,442

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